GRAPHEX

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code: 6128 NYSE American: GRFX

2023
ANNUAL REPORT

CONTENTS

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Results	For the year ended 31 December		
	2023	2022	**Change**
	HK$'000	HK$'000	
Revenue	**291,929**	341,241	(14)%
Graphene products	**194,929**	214,614	(9)%
Landscape architecture	**97,000**	122,856	(21)%
Catering	**–**	3,771	(100)%
Adjusted segment EBITDA*	**33,240**	74,463	(55)%
Graphene products	**38,319**	46,548	(18)%
Landscape architecture	**(6,787)**	24,498	(128)%
Catering	**1,708**	3,417	(50)%
Loss before tax	**(114,281)**	(71,971)	59%
Loss attributable to owners of the parent	**(113,168)**	(69,663)	62%
	HK cents	HK cents	
Basic loss per share attributable to ordinary equity holders of the parent	**(14.8)**	(12.2)	22%

* Non-IFRS Measure

Results	At 31 December		
	2023	2022	**Change**
	HK$'000	HK$'000	
Total assets	**847,343**	894,676	(5)%
Net assets	**369,638**	369,842	0%
Shareholder's equity	**369,687**	380,584	(3)%
Cash and bank balances	**27,190**	31,470	(14)%
Debt (including lease liabilities)	**233,165**	308,801	(24)%

To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards ("IFRSs"), adjusted segment EBITDA is used as an additional financial measure throughout this annual report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company's consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, gain/(loss) on promissory note derecognised/extension of promissory note and corporate expenses.

Please refer to note 4 to the consolidated financial statements in this annual report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Lau Hing Tat Patrick
Mr. Chan Yick Yan Andross
Mr. Qiu Bin

Non-executive Director

Mr. Ma Lida

Independent non-executive Directors

Ms. Tam Ip Fong Sin
Mr. Wang Yuncai
Mr. Liu Kwong Sang
Mr. Tang Zhaodong
Mr. Chan Anthony Kaikwong
(resigned on 28 January 2024)

COMPANY SECRETARY

Mr. Kwok Ka Hei

REGISTERED OFFICE

Windward 3
Regatta Office Park
P.O. box 1350
Grand Cayman KY1-1108
Cayman Islands

HEADQUARTER, HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

11/F COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong

AUDIT COMMITTEE

Mr. Liu Kwong Sang *(Chairman)*
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai

REMUNERATION COMMITTEE

Ms. Tam Ip Fong Sin *(Chairlady)*
Mr. Wang Yuncai

NOMINATION COMMITTEE

Ms. Tam Ip Fong Sin *(Chairlady)*
Mr. Wang Yuncai

CORPORATE WEBSITE

www.graphexgroup.com

AUTHORISED REPRESENTATIVES

Mr. Kwok Ka Hei
Mr. Chan Yick Yan Andross

ALTERNATES TO AUTHORISED REPRESENTATIVES

Mr. Lau Hing Tat Patrick

PRINCIPAL BANKERS

Bank of China (Hong Kong)
Bank of Communication
The Bank of East Asia
The Hongkong and Shanghai Banking

PRINCIPAL SHARE REGISTRAR OFFICE

Ocorian Trust (Cayman) Limited
Windward 3
Regatta Office Park
P.O. box 1350
Grand Cayman KY1-1108
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

ADR DEPOSITARY

Bank of New York Mellon

INVESTOR RELATIONS

Email: investrel@graphexgroup.com

LEGAL ADVISER AS TO HONG KONG

Tso Au Yim & Yeung

AUDITOR

Crowe (HK) CPA Limited



CHAIRMAN'S STATEMENT



CHAIRMAN'S STATEMENT



Lau Hing Tat Patrick, JP

Chairman



Dear Shareholders,

On behalf of the Board of Graphex Group Limited, it is my pleasure to present the 2023 annual report of the Group.

2023 is marked by conflicts and political unrests amid the aftermath of the COVID-19 pandemic. We saw differences in terms of politics, economies, and cultures, yet we all have one thing in common, sustainability. Electrification is one of the key elements of sustainability and the Group is proud to participate in and contribute to this industry.

The execution of the expansion plan for the production capacity of natural graphite anode material for lithium-ion batteries is the most important mission of the Group started in 2023. Phase 1 of the expansion plan is expected to be completed in 2024. By that time, the annual production capacity of anode material will increase from 10,000 metric tonnes to 30,000 metric tonnes. On the other hand, as for our North American exposure, our anode material, produced with non-Chinese raw materials, has been validating by our potential U.S. customers. We are confident that we can produce anode material that is fully comply with the Inflation Reduction Act of the United States.

In light of the deterioration of real estate development market in China, the landscape architecture design business of the Group had experienced unprecedented challenges in 2023. However, we saw genuine efforts to revitalize the real estate development market by the Chinese government. While awaiting the picking up of the real estate development market, we shall continue to operate our landscape architecture design business with a prudent approach.

Our goal is to make the world a better place. Our belief is that in order to make this a reality for future generations this goal will be driven by the technologies, designs, and research to which we devote our efforts. We believe technologies are created for the benefit of all, and our researchers consistently keep this in mind. To our shareholders and investors, we thank you for your continuous support in helping us to fulfill our mission. We are confident that you will see the true value of Graphex Group.

Yours Sincerely,

Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 28 March 2024





MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT DISCUSSION AND ANALYSIS





BUSINESS REVIEW

Graphene Products Business

In 2023, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2023 recorded a year-to-year decline of 9% to approximately HK$194.9 million, representing 67% of the total revenue of the Group. The decline in revenue is due to product price drop and exchange rate factors. However, we have been able to maintain a higher gross profit margin of 28% compare to 25% in 2022. The adjusted EBITDA of Graphene Products Segment is down 18% to approximately HK$38.3 million compared to that of 2022. For the year ended 31 December 2023, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2023. The Group looks forward to the implementation of the expansion plan in Laixi City, Shandong Province, PRC soon.

The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.



Chan Yick Yan Andross
Chief Executive Officer

Landscape Architecture Design Business

For the year ended 31 December 2023, the Landscape Architecture segment contributed revenue of approximately HK$97 million, representing approximately 33% of the Group's total revenue. The segment revenue decreased by HK$25.9 million from approximately HK$122.9 million, representing a 21% drop. The gross profit margin of the Landscape Architecture business decreased by approximately 8 percentage points to about 43% for the year ended 31 December 2023, as compared with that of 51% for the year ended 31 December 2022.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2023, impact on our Landscape Architecture segment was relatively less rigorous compared to the industry as a whole. We have continued to exercise tight cost control on our landscape architecture design business while maintaining the quality of our production.

The Group has strived to ensure the provision of quality landscape architecture services and sustain our market leadership in the industry.

The number of new contracts and contract sum entered by the Group during 2021 to 2023 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum (HK$'million)
2023	89	67.6
2022	121	113.9
2021	127	143.5

Catering Business

Since the outbreak of COVID-19 pandemic, the Group had decisively shut down certain catering management businesses to avoid any operating risks under the unprecedented market conditions. During the year, the Group ceased all the remaining catering business and completed the disposal of the entire segment. A non-recurring loss on disposal of approximately HK$7.5 million was recognised.

Upon the cessation of the catering business, the Group intended not to restart any catering business in the future, thereby eliminated any risk of incurring operating loss and such other adverse impacts associated with the pandemic and economic downturn.

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$194.9 million to the Group, representing a decrease of approximately 9.2%, compared with HK$214.6 million for the year ended 31 December 2022. The Group's total revenue decreased to approximately HK$291.9 million, compared with HK$341.2 million for the year ended 31 December 2022, representing year-on-year decrease of approximately 14.4%.

Cost of sales

Cost of sales decreased to approximately HK$195.1 million for the year ended 31 December 2023, representing a decrease of approximately 11.8%, as compared with that of approximately HK$221.3 million for the year ended 31 December 2022. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the Graphene business. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$96.8 million for the year ended 31 December 2023, representing a decrease of approximately 19.3%, as compared with that of approximately HK$120.0 million for the year ended 31 December 2022.

Gross profit margin decreased by approximately 2 percentage points to approximately 33.2% for the year ended 31 December 2023, as compared with that of approximately 35.2% for the year ended 31 December 2022. The overall decrease in gross profit margin was due to the decrease of gross profit margin in landscape architecture segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses increased to approximately HK$166.6 million for the year ended 31 December 2023, representing an increase of approximately 3.5%, as compared with that of approximately HK$160.9 million for the same period in 2022. The increase was mainly due to (i) the increase in share-based payment expenses including share awards to directors, employees and consultants in 2023 while no such share-based payment expenses in 2022; and (ii) the increase in research and development cost for graphene products.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade and bills receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$22.3 million for the year ended 31 December 2023, representing an increase of approximately 17%, as compared with that of approximately HK$19.0 million for the same period in 2022. The impairment mainly reflected the Group's credit loss under the less favourable market and economic environment which negatively affected the Group's collectibility on financial and contract assets.

During the period after 31 December 2023 and up to 27 March 2024, the subsequent settlements received from the customers are analyzed as follows:

	At 31 December 2023	**Subsequent settlements received up to 27 March 2024**	
	HK$'000	HK$'000	%
Contract assets	29,906	7,073	24
Trade and bills receivables			
Within 6 months	75,972	17,288	23
Over 6 months but within 1 year	49,715	2,268	5
Over 1 year but within 2 years	20,962	19,274	92
Over 2 years but within 3 years	1,342	439	33
	147,991	39,269	27
	177,897	46,342	26

For the long outstanding balances, the Company has taken a series of action from time to time including suspension of the project, issuing of demand notes by legal counsel, and lodge of legal proceedings.

Impairment test of Graphene Business

The Group engaged STEAM Valuation Advisory Limited ("STEAM") (2022: CHFT Advisory and Appraisal Limited ("CHFT")), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of CGU of the Graphene Business to which goodwill of HK$101,939,000 (2022: HK$101,939,000), other intangible assets of HK$460,623,000 (2022: HK$511,427,000), property, plant and equipment of HK$9,990,000 (2022: HK$11,002,000) and right-of-use assets of HK$12,468,000 (2022: HK$13,872,000) (note 13) are allocated, as at 31 December 2023 and 2022.

With reference to the assessment by STEAM (2022: CHFT), the recoverable amount of the CGU of the Graphene Business at 31 December 2023 is estimated at approximately HK$787,327,000 (2022: HK$749,286,000). As the recoverable amount of the CGU of the Graphene Business exceeded its carrying amount, with headroom of approximately HK$86.4 million (2022: HK$48.2 million), no impairment was required for the years ended 31 December 2023 and 2022.

The directors of the Company believe that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the assets of the Group of the CGU to exceed the recoverable amount of the assets of the Group of the CGU which cause an impairment loss.

Please also refer to the Prospects section of this annual report for the future development of the Graphene Products Segment.

Further details were set out in note 14 to the consolidated financial statements in this annual report.

Loss on promissory note derecognised

On 11 December 2023, the Company issued 100,000,000 ordinary shares with a fair value of HK$39,000,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$34,481,000, resulting in a loss on derecognition of promissory note of approximately HK$4,519,000 which was recognised in the consolidated profit or loss for the year ended 31 December 2023.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$113.2 million for the year ended 31 December 2023, as compared with loss attributable to owners of the parent of approximately HK$69.7 million for the year ended 31 December 2022.

Liquidity, financial resources and gearing

The Group's objectives for capital management are to safeguard the Group's ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December 2023 HK$'000	As at 31 December 2022 HK$'000
Current assets	**246,499**	235,119
Current liabilities	**320,168**	288,194
Current ratio	**0.77x**	0.82x

The current ratio of the Group at 31 December 2023 was approximately 0.77 times as compared to that of approximately 0.82 time at 31 December 2022.

At 31 December 2023, the Group had a total cash and bank balances of approximately HK$27.2 million (31 December 2022: HK$31.5 million). The cash and bank balances were mainly held in HKD and RMB.

At 31 December 2023, the Group's gearing ratio was approximately 63.08% (represented by total interest-bearing other borrowings, lease liabilities, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2022: 83.50%).

At 31 December 2023, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2023, the Company had outstanding issued bonds of approximately HK$115.4 million, issued promissory notes of approximately HK$61.0 million, convertible notes of HK$4.2 million and 897,974,788 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2023.

Pledge of assets

On 19 January 2021, the entire issued capital of Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 31 December 2023 and 2022, the Group had the following capital commitments at the end of the reporting period:

	2023	2022
	HK$'000	HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	**5,760**	7,523

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company's total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the "Graphite Anode Material Project" in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of "Several Preferential Measures for Investment Promotion in Laixi City (Trial)" (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company's total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. On 10 January 2024, as detailed below, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000).

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group's foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc.. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees' remuneration

As at 31 December 2023, the Group had around 287 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the year ended 31 December 2023, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

ADVANCES TO AN ENTITY

As disclosed in the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019 and 1 December 2021 (the "Announcements"), the Company as the Lender entered into a loan agreement (the "Loan Agreement") on 1 December 2021 with the borrower pursuant to which the Lender agreed to provide an unsecured revolving loan facility (the "Revolving Loan Facility") in the amount of HK$50,000,000 at an interest rate of 12% per annum during the availability period from 1 January 2022 to 31 December 2024. Subject to the terms and conditions, the Revolving Loan Facility can be drawn down at any time for one year during the availability period. Set out below are the principal terms of the loan agreement:

	Fourth Renewal Agreement
Date of agreement:	1 December 2021
Borrower:	Earthasia Worldwide Holdings Limited
Revolving facility amount:	Up to HK$50,000,000
Interest rate per annum:	12%
Availability period:	1 January 2022 to 31 December 2024
Repayment term:	One year
Repayment:	Borrower shall repay the interests with the principal amount at loan maturity
Early repayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Revolving Loan Facility for drawing. Any early repayment shall first settle all interests accrued.
Collateral:	Nil
Other terms and conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the loan agreement.

The advance was made on the basis of the Company's credit assessments on the Borrower's financial strength, repayment history and the tenure of the advance. The Company considered that the risks and return involved in the advance to the Borrower are justifiable. For further details, please refer to the Announcements. As of 31 December 2023, the outstanding loan balance due from the Borrower to the Company was nil.

In relation to the provision of financial assistance by the Company to the Borrower, a combined statement of financial position of the Borrower as at 31 December 2023 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

	2023 HK$'000
Cash and cash equivalents	231
Other current assets	19,567
Current assets	19,798
Non-current assets	3
Current liabilities	(72,461)
Non-current liabilities	(1,282)
Net assets/(deficiency in assets)	(53,942)
Reconciliation to the Group's interests in the joint venture:	
Proportion of the Group's ownership	30%
Carrying amount of the investment	–
Revenue	50,993
Interest expense	(2,400)
Loss for the year	(4,840)
Loss and total comprehensive loss for the year	(4,840)

ISSUE OF CONSIDERATION SHARES

On 11 December 2023, the Company allotted and issued an aggregate 109,400,000 ordinary shares to subscribers under general mandate. The transaction did not generate any proceeds to the Company in terms of cash but they will set off and eliminate the total liabilities in the sum of HK$44,322,000 owing by the Company to the subscribers.

Please also refer to note 32 to the Consolidated Financial Statements in this annual report.

More details of the transaction were set out in the announcements of the Company dated 27 November 2023 and 11 December 2023.

USE OF PROCEEDS

American Depository Shares

In August 2022, the American Depository Shares ("ADSs") of the Company have successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol "GRFX". On 19 August 2022, the Company issued an aggregate 4,695,653 ADSs, representing 93,913,060 the issued ordinary shares of the Company. On 26 August 2022, the Company issued an addition of 704,347 ADSs, representing 14,086,940 the issued ordinary shares of the Company. The aggregated net proceeds raised from the issue of ADSs was approximately US$11 million (approximately of HK$85.9 million). The intended use, utilised net proceeds up to 31 December 2023 and remaining balance of the net proceeds as of 31 December 2023, respectively, are summarised below:

Uses	**Intended use**	**Utilised net proceeds up to 31 December 2023**	**Remaining balance as of 31 December 2023**
	HK$ million	HK$ million	HK$ million
Improvement and expansion of production facility(ies) for the Graphene Products Business	25.8	25.8	–
Repayment of short-term indebtedness	23.4	23.4	–
Working capital	36.7	36.7	–
Total	85.9	85.9	–

Please also refer to note 32 to the Consolidated Financial Statements in this annual report.

More details of the offering were set out in the announcements of the Company dated 17 December 2019, 6 August 2020, 5 August 2021, 7 March 2022, 12 August 2022, 17 August 2022, 22 August 2022 and 29 August 2022.

EVENTS AFTER THE REPORTING PERIOD

On 10 January 2024, an indirect wholly-owned subsidiary of the Company, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The total rental payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent to approximately HK$65,936,000).

PROSPECTS

We believe electrification is a manageable path to sustainability of the world. Therefore the demand of rechargeable batteries shall increase as the application ends increase. The battery technologies may advance, and new battery system may emerge. However, lithium-ion batteries will still be the most stable and cost-effective device for energy storage in the coming years. And lithium-ion batteries will still be using graphite anode material. We focus on the production of graphite anode materials for various needs of battery chemistry. We have set a five-year plan to invest in the expansion of production capacity, research development, and new battery system.

We recognize the importance of producing battery anode material in a responsible and environmentally friendly manner. We are conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. We regularly assess the current ESG measures and constantly find ways to improve the ESG standard and strengthen sustainability.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Lau Hing Tat Patrick (劉興達), *JP*, aged 64, is the Chairman of the Board and an executive Director since 25 November 2013. He has over 40 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong (怡境師) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master's degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society (亞洲人居環境協會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of the Town Planning Appeal Board Panel. He was a member of the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

Mr. Lau has not held any directorships in any listed public companies in the past three years.

Mr. Lau does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Lau held 9,212,000 Shares by himself, and 46,003,444 Shares through LSBJ Holdings Limited. Mr. Lau is the beneficial owner of the entire issued capital of LSBJ Holdings Limited. Under the SFO, Mr. Lau's interest in the Company is 55,215,444 Shares, representing approximately 6.15% of the issued share capital of the Company.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Chan Yick Yan Andross (陳奕仁), aged 61, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 38 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services
BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991
EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989
EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master's degree in architecture (landscape planning and design) from Tongji University (同濟大學) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Chan held 4,204,000 Shares by himself, and 93,716,887 Shares through CYY Holdings Limited. Mr. Chan is the beneficial owner of the entire issued capital of CYY Holdings Limited. Under the SFO, Mr. Chan's total interest in the Company is 97,920,887 Shares, representing approximately 10.9% of the issued share capital of the Company.

Mr. Qiu Bin (仇斌), aged 52, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. ("Dong Fang"). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on the GEM Board of the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Mr. Qiu has not held any directorships in any listed public companies in the past three years.

Mr. Qiu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Qiu does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

NON-EXECUTIVE DIRECTOR

Mr. Ma Lida (馬力達), aged 43, is a non-executive Director since 24 February 2014. He has over 17 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) ("Pubang") since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

Mr. Ma obtained his bachelor's degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics (上海財經大學公共經濟與管理學院) in July 2003. He further obtained his master's degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Mr. Ma has not held any directorships in any listed public companies in the past three years.

Mr. Ma does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Ma does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Tam Ip Fong Sin (談葉鳳仙), aged 57, is an independent non-executive Director since 3 June 2014. She has over 19 years of experience in legal practice specialising in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor's degree in Law from the University of Wolverhampton in July 1999. She has also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has become a sole proprietor of Frances Ip & Co., Solicitors since May 2019.

Ms. Tam has not held any directorships in any listed public companies in the past three years.

Ms. Tam does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Ms. Tam does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Wang Yuncai (王雲才), aged 56, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 22 years.

Mr. Wang first undertook and completed his post-doctoral research work (博士後研究工作) in Architecture of Tongji University (同濟大學) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate's degree in Human Geography (人文地理) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of "Landscape Ecosystem Planning Principles" (景觀生態規劃原理).

Mr. Wang has not held any directorships in any listed public companies in the past three years.

Mr. Wang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Wang does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Liu Kwong Sang (廖廣生), aged 62, obtained his Bachelor's degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master's degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 35 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

Mr. Liu is currently an independent non-executive director of China National Culture Group Limited (stock code: 745), a company listed on the Main Board of the Stock Exchange. Since April 2019, Mr. Liu has been appointed as an independent non-executive director of ATIF Holdings Limited, a company listed on The Nasdaq Stock Market (Nasdaq: ATIF). Mr. Liu was also previously an independent non-executive director of abc Multiactive Limited (stock code: 8131), which is a company listed on GEM of the Stock Exchange, Polytec Asset Holdings Limited (stock code: 208), which and was privatized in May 2021 and Pine Care Group Limited (stock code: 1989).

Save as disclosed above, Mr. Liu has not held any directorships in any listed public companies in the past three years.

Mr. Liu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Liu does not have any interest or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Tang Zhaodong (唐照東), aged 59, obtained his Bachelor's degree of engineering in computer science* (計算機技術專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master's degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Computing Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 29 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Mr. Tang has not held any directorships in any listed public companies in the past three years.

Mr. Tang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Tang does not have any interest or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

* *For identification purposes only*

Mr. Chan Anthony Kaikwong (陳繼光), aged 69, obtained his Bachelor's degree in biochemistry and Master's degree in business administration from the University of California at Berkeley in 1975 and 1977 respectively.

Mr. Chan has over 34 years of experience in the corporate finance industry. From 1984 to 1999, he worked in different companies with managerial position including being the manager in light industries of The Eisenberg Group of Companies in Beijing, China, the vice president in China sourcing of International Sources, Inc. in San Francisco, the United States and the president and chief executive officer in American Champion Entertainment, Inc. in San Jose, the United States. Since 2000, he provided financial advice to various companies by acting as a financial advisor or the chief financial officer (as the case may be) in Pacific Systems Control Technology, Inc., Beijing Wandong Medical Equipment Company Ltd., Dehai Cashmere Industry Corporation, HereUare, Inc. and Tianjin Tongguang Digital Broadcasting Co., Ltd.. Mr. Chan has been the chief financial officer and the executive vice president of Borqs Technologies, Inc. since April 2015.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Chan does not have any interest or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Chan resigned as an independent non-executive Director with effect from 28 January 2024.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of Directors are set out below:

Directors	Details of Changes
Mr. Chan Anthony Kaikwong	Ceased to be an independent non-executive Director since 28 January 2024
Mr. Lau Hing Tat	Ceased to be a member and Chairman of the Nomination Committee on 30 October 2023
Mr. Chan Yick Yan Andross	Ceased to be a member of the Remuneration Committee on 30 October 2023
Mr. Ma Lida	Ceased to be a member of the Audit Committee on 30 October 2023

In respect of the change in emoluments of Directors and chief executive of the Company, please refer to note 8 to the consolidated financial statements in this annual report.

SENIOR MANAGEMENT

Mr. John Thomas DeMaio, aged 63, is the President of Graphene Division of Graphex Group Limited and the CEO of Graphex Technologies LLC, a wholly owned U.S. subsidiary, since 1 November 2021. He has over 37 years of experience in executive leadership and operational management in the energy and infrastructure sectors. He is responsible for formulating corporate and business strategies and making major corporate and operational decisions to support the expansion of the graphite business into the U.S..

Mr. DeMaio holds a Bachelor of Science in Civil and Environmental Engineering from Cornell University. He has been the President, CEO and Board Member of JouleSmart Solutions from May 2019 to January 2021, the General Manager of Siemens Smart Infrastructure (SSI) from May 2017 to May 2019, the National Operations Manager of SSI from March 2015 to May 2017, the Sales and Operations Manager of SSI from May 2013 to March 2015, the Vice President of MWH Global from January 2011 to May 2013, and the COO of Thompson Solar Technologies and Division General Manager of SPG Solar from January 2009 to January 2011.

Mr. Kwok Ka Hei (郭嘉熙), aged 42, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 18 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor's degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the "CG Code") contained in Appendix 14 to the Listing Rules during the reporting period ended 31 December 2023. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In November and December 2021, the Stock Exchange published consultation conclusions on the review of the provisions of the Listing Rules and the CG Code respectively. The revised Listing Rules and the new CG Code has come into effect on 1 January 2022 and most of the new requirements are applicable for financial year commencing on or after January 2022. Such major new requirements includes, inter alia, the set out of the core shareholder protection standards in the constitutional documents of the issuers, the establishment of anti-corruption and whistleblowing policies, requirements on the diversity of the board, requirement on the board independence, requirements on the nomination committee and requirements on communications with shareholders. The Company has adopted the new requirements under the amended CG Code as our corporate governance practice as reported below and the Board will ensure that all new requirements under the amended CG Code be adopted by the Company in compliance with the Listing Rules.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2023.

CORPORATE STRATEGY

The primary objective of the Group is to generate long-term return for our shareholders. The Group's strategy is to place equal emphasis on achieving sustainable business model with recurring earnings and maintaining robust financial profile. The Chairman's Statement, Management Discussion and Analysis, and the Directors' Report throughout this annual report contain discussions and analysis of the Group's performance and the basis on which the Group generates or preserves value over the longer term, and the basis on which the Group will execute its strategy for delivering the Group's objectives.

DIVIDEND POLICY

The Company has adopted a dividend policy since 8 January 2019 (the "Dividend Policy") which allows the shareholders of the Company to share the profits of the Company whilst retaining adequate reserves for the Group's future growth. According to the Dividend Policy, in addition to the final dividends, the Company may declare interim dividends or special dividends from time to time.

Under the Dividend Policy, in deciding whether to propose a dividend and in determining the dividend amount, the Board shall take into account, among others, the Group's actual and expected financial performance, retained earnings and distributable reserves, working capital requirements, capital expenditure requirements and future expansion plans, liquidity position, shareholders' interests, general economic conditions, business cycle of the Group's business and other internal or external factors that may have an impact on the business or financial performance and position of the Group and other factors that the Board deems appropriate.

The declaration and payment of dividends by the Company is also subject to any restrictions under the Companies Law of the Cayman Islands, the Listing Rules, the laws of Hong Kong and the Company's Memorandum and Articles of Association and any other applicable laws and regulations.

The Company does not have any pre-determined dividend distribution ratio. The Company's dividend distribution record in the past may not be used as a reference or basis to determine the level of dividends that may be declared or paid by the Company in the future.

The Dividend Policy shall in no way constitute a legally binding commitment by the Group in respect of its future dividend and/or in no way obligate the Group to declare a dividend at any time or from time to time.

The Board will continually review the Dividend Policy and reserves the right in its sole and absolute discretion to update, amend and modify the Dividend Policy at any time.

BOARD DIVERSITY POLICY

The Group adopted a board diversity policy (the "Board Diversity Policy"). A summary of this policy, together with the measurable objectives set for implementing this policy, and the progress made towards achieving those objectives are disclosed as below.

Summary of board diversity policy

The Company recognizes and embraces the benefits of having a diverse board to the quality of its performance. The Board Diversity Policy aims to set out the approach to achieve diversity on the board. In designing the board's composition, board diversity has considered a number of measurable aspects including gender, age, ethnicity, knowledge and length of services, to achieve a balanced composition of Executive Directors, Non-executive Directors and Independent Non-executive Directors. All board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regards for the benefits of diversity on the board.

Measurable objectives

Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of services. Independent Non-executive Directors should be of sufficient calibre and stature for their views to carry weight. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the board.

Implementation and monitoring

The nomination committee reviews the board's composition under diversified perspectives, and monitors the implementation of the Board Diversity Policy annually.

The nomination committee has reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group achieved the Board Diversity Policy.

NOMINATION POLICY

The Group has adopted a nomination policy (the "Nomination Policy") since 31 December 2018. A summary of this policy is disclosed as below.

1. Objective

1.1 The Nomination Committee shall review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy.

1.2 The Nomination Committee shall nominate suitable candidates to the Board for it to consider and make recommendations to shareholders of the Company for election as Director at general meetings or appoint him/her to fill casual vacancies.

1.3 The Nomination Policy helps the Nomination Committee and the Board to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Group's business.

2. Selection criteria

2.1 The factors listed below would be used as reference by the Nomination Committee in assessing the suitability of a proposed candidate.

(1) Reputation for integrity;

(2) Commitment in respect of available time and relevant interest; and

(3) Diversity in all its aspects, including but not limited to gender, age (18 years or above), cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service.

These factors are for reference only, and not meant to be exhaustive and decisive. The Nomination Committee has the discretion to nominate any person, as it considers appropriate.

3. Nomination procedures

3.1 Appointment of Directors

(1) The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy of the Company, and assesses the independence of the proposed independent non-executive Director(s) as appropriate.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4) The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy will be subject to re-election by shareholders at the first general meeting after his/her appointment, and individual(s) appointed by the Board as an addition to the Board will be subject to re-election by shareholders at the next annual general meeting, in accordance with the Company's articles of association.

(5) The shareholders approve the election of individual(s), who stand(s) for election at general meeting, as Director(s).

3.2 Re-appointment of Directors

(1) The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of each retiring independent non-executive Director.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4) The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company's articles of association.

(5) The shareholders approve the re-election of Directors at the annual general meeting.

3.3 The Board shall have the ultimate responsibility for all matters relating to the selection and appointment of Directors.

4. Review of the nomination policy

4.1 The Nomination Committee will review the Nomination Policy, as appropriate, to ensure the effectiveness of the Nomination Policy. The Nomination Committee will discuss any revisions that may be required, and recommend any such revisions to the Board for consideration and approval.

BOARD OF DIRECTORS

The Board currently consists of eight members, including three executive Directors, one non-executive Director and four independent non-executive Directors. Each executive Director and non-executive Director is suitably qualified for his/her position, and has sufficient experience and time to hold the position so as to carry out his/her duties effectively and efficiently. Throughout the year ended 31 December 2023, the Company has five independent non-executive Directors representing not less than one-third of the Board.

Each of the independent non-executive Directors has confirmed by annual confirmation that he/she has complied with the independence criteria set out in Rule 3.13 of the Listing Rules. The Directors consider that all five independent non-executive Directors are independent under these independence criteria and are capable to effectively exercise independent judgement. Amongst the five independent non-executive Directors, Mr. Liu Kwong Sang has the appropriate professional qualifications on accounting or related financial management expertise required under Rule 3.10(2) of the Listing Rules.

The composition of the Board during the year is as follows:

Executive Directors	Mr. Lau Hing Tat Patrick *(Chairman)* Mr. Chan Yick Yan Andross *(Chief Executive Officer)* Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin Mr. Wang Yuncai Mr. Liu Kwong Sang Mr. Tang Zhaodong Mr. Chan Anthony Kaikwong (resigned on 28 January 2024)

Pursuant to Article 108(a), Mr. Lau Hing Tat Patrick, Mr. Qiu Bin and Mr. Ma Lida will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Board is responsible for developing the Group's strategy, monitoring the Group's operational and financial performance, and ensuring effective governance and sound internal control and risk management systems are in place. Through the Board committees, the Board leads and provides direction to management by laying down strategies and overseeing their implementation.

The management is delegated with the authority and responsibility by the Board for the management, execution and administration of the Group. Under the leadership of the Chief Executive Officer, the management is responsible for the day-to-day management of the Group's businesses and implementation of the strategies approved by the Board and reports to the Chief Executive Officer regularly. The Chief Executive Officer in turn reports to the Board on the progress of approved strategies, business performance and development of the Group.

The Board is responsible for the corporate governance functions under D.3.1 of the CG Code. The Board has reviewed and discussed the corporate governance policy of the Group and is satisfied with the effectiveness of the corporate governance policy.

- to develop and review the Company's policies and practices on corporate governance;
- to review and monitor the training and continuous professional development of Directors and senior management;
- to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;
- to develop, review and monitor the code of conduct and compliance manual applicable to employees and Directors;
- to review the Company's compliance with the code and disclosure in the corporate governance report; and
- to maintain an appropriate and effective internal control and risk management system.

All directors have full and timely access to all relevant information, including monthly updates from the management, regular reports from various Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company as appropriate.

The Board acknowledges its responsibility for the preparing the financial statements of the Group according to the statutory requirements and the applicable accounting standards which give true and fair view of the state of affairs, the results of operations and cash flows of the Group. The Board confirms that, to the best of their knowledge, the financial statements for the reporting year have been prepared on a going concern basis. The Board is not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. The responsibilities of the external auditors of the Company on the financial statements are set out in the Independent Auditor's Report of this annual report.

Biographies of the current Directors are set out on the section headed "Biographies of Directors and Senior Management" of this annual report.

The Company has established mechanism to ensure independent views and input are available to the Board, channels are in place through formal and informal means whereby Independent Non-executive Directors can express their views in an open and candid manner as well as in a confidential manner, should circumstances required; these include regular Board surveys and Board reviews, dedicated meeting sessions with the Chairman and interaction with management and other Board members including the Chairman outside the boardroom.

The Company considers the Board has a strong independence and diversity as shown by the composition of the Board during the year whereby no Director has served the Board for over 10 years and the representation of Executive Directors in the Board remained less than 50% and the representation of Independent Non-executive Directors in the Board maintained a strong level at 50%.

The Directors' and chief executive's remuneration and all other emoluments paid or payable to the Directors and chief executive during the year are set out on an individual and named basis in note 8 to the consolidated financial statements of this annual report.

To indemnify Directors and officers of the Company against all costs, charges, losses, expenses and liabilities incurred by them in the execution of and discharge of their duties or in relation thereto, the Company has arranged appropriate directors and officers liability insurance cover for this purpose.

BOARD MEETING

The Board is scheduled to meet regularly at least four times a year, and Directors will receive at least 14 days prior written notice of regular Board meetings in compliance with paragraph A.1.1 of the CG Code. Agendas and accompanying papers are sent not less than 3 days before the date of Board meetings to ensure that the Directors are given sufficient time to review the same. If necessary, ad-hoc meetings will also be convened to discuss the overall strategy as well as the operation and financial performance of the Group. Reasonable notices will be given to the Directors for ad-hoc board meetings. Directors may participate either in person or through electronic means of communications. The Chairman also met with the independent non-executive Directors at least annually without the presence of other Directors. All the Directors have been provided with sufficient resources to discharge their duties, and, upon reasonable request, the Directors will be able to seek independent professional advice in appropriate circumstances, at the Company's expenses. All Directors will have the opportunity to include matters in the agenda for Board meetings.

The Board held nine meetings in 2023. The annual general meeting of the Company was held on 29 June 2023 with the attendance of the external auditor to answer question.

The attendance of individual directors at the Board and its committee meetings, and the annual general meeting held in 2023 is set out in the following table:

	Meetings attended in 2023[1]				
Directors	**Board**	**Audit Committee**	**Nomination Committee**	**Remuneration Committee**	**General Meeting**
Executive Directors					
Mr. Lau Hing Tat Patrick[3] *(Chairman of the Board)*	8/9	–	–	–	3/3
Mr. Chan Yick Yan Andross[4] *(Chief Executive Officer)*	9/9	–	–	2/2	3/3
Mr. Qiu Bin	9/9	–	–	–	1/3
Non-executive Director					
Mr. Ma Lida[5]	9/9	1/2	–	–	1/3
Independent non-executive Directors					
Ms. Tam Ip Fong Sin *(Chairlady of the Nomination Committee and Remuneration Committee)*	9/9	2/2	1/1	3/3	0/3
Mr. Liu Kwong Sang *(Chairman of the Audit Committee)*	9/9	2/2	–	–	3/3
Mr. Wang Yuncai	9/9	1/2	1/1	3/3	0/3
Mr. Tang Zhaodong	5/9	–	–	–	0/3
Mr. Chan Anthony Kaikwong[2]	9/9	–	–	–	2/3

Notes:

1. Directors may attend meetings in person, by telephone or through other means of video conference or by their alternate directors in accordance with the Company's Articles.

2. Resigned on 28 January 2024.

3. Ceased to be a member and Chairman of the Nomination Committee on 30 October 2023.

4. Ceased to be a member of the Remuneration Committee on 30 October 2023.

5. Ceased to be a member of the Audit Committee on 30 October 2023.

APPOINTMENT, RE-ELECTION AND REMOVAL OF DIRECTORS

The current Articles provide that subject to the manner of retirement by rotation of directors as from time to time prescribed by the Listing Rules, at each annual general meeting, one-third of the directors for the time being shall retire from office by rotation and that every director shall be subject to retirement by rotation at least once every 3 years. Any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of the Company after his appointment and be subject to re-election at such meeting. Any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Each executive Director, non-executive Director and independent non-executive Director is appointed for a specific term of one to three years subject to retirement by rotation and re-election in accordance with the Articles. Therefore, no director will remain in office for a term of more than three years. Each independent non-executive Director is required to inform the Company as soon as practicable if there is any change that may affect his independence and must provide an annual confirmation of his independency to the Company.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A.2.1 of the CG Code requires the roles of the Chairman and the Chief Executive Officer should be separate and should not be performed by the same individual. The Chairman of the Company is Mr. Lau Hing Tat Patrick and the functions of Chief Executive Officer are performed by Mr. Chan Yick Yan Andross. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by two separate individuals. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the Chief Executive Officer is delegated with the authorities to manage the daily business of the Group in all aspects effectively.

DIRECTORS' CONTINUOUS PROFESSIONAL DEVELOPMENT

Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. The Company continuously updates the Directors on the Group's business and the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices.

Below is a summary of the training the Directors had received during the year under review:

Name of Director	Attending/ Participating during the year ended 31 December 2023
Mr. Lau Hing Tat Patrick *(Chairman)*	A & B
Mr. Chan Yick Yan Andross *(Chief Executive Officer)*	A & B
Mr. Qiu Bin	A & B
Mr. Ma Lida	A & B
Ms. Tam Ip Fong Sin	A & B
Mr. Wang Yuncai	A & B
Mr. Liu Kwong Sang	A & B
Mr. Tang Zhaodong	A & B
Mr. Chan Anthony Kaikwong[1]	A & B

A: Areas relating to the Group's business/Directors' duties

B: Areas relating to legal and regulatory/corporate governance practices

Note:

1. Resigned on 28 January 2024.

BOARD COMMITTEES

The Board has established specific committees, namely the Audit Committee, the Remuneration Committee and the Nomination Committee, with written terms of reference which are available for viewing on the website of the Company and the Stock Exchange to assist them in the effective implementation of their functions. Specific responsibilities have been delegated to the above committees.

Audit committee

The Company has established the Audit Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. As of 31 December 2023, the Audit Committee currently consists of three members namely, Mr. Liu Kwong Sang (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

The principal responsibilities of the Audit Committee are to review and supervise the financial reporting process and internal control system of the Group. These include reviewing the Group's interim and annual reports. They also make recommendations to the Board on the appointment and removal of external auditor, review the risks facing the Company and to oversee management in the design, implementation and monitoring of the risk management system.

During the year ended 31 December 2023, the Audit Committee held two meetings to, among others, review the audit plan and approve the audit fee for the year ended 31 December 2023, reviewed the Group's internal control, the final results and annual report of the Group for the year ended 31 December 2022 and the interim results and interim report of the Group for the six months ended 30 June 2023, as well as other reports prepared by the external auditor covering major findings in the course of its audit/review before submission to the Board for approval.

Remuneration committee

The Company has established the Remuneration Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.25 of the Listing Rules and the CG Code. As of 31 December 2023, the Remuneration Committee consists of Mr. Wang Yuncai (an independent non-executive Director) and Ms. Tam Ip Fong Sin (an independent non-executive Director). The chairlady of the Remuneration Committee is Ms. Tam Ip Fong Sin.

The principal responsibilities of the Remuneration Committee are to review and make recommendations to the Board on the overall remuneration structure and policy as well as the specific remuneration packages for the Directors and senior management and on the establishment of a formal and transparent process for developing such remuneration policy. No director will take part in any discussion on his own remuneration.

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practice. In order to determine the level of remuneration and fees paid to members of the Board, market rates and factors such as each director's workload, performance, responsibility, job complexity and the Group's performance are taken into account.

During the year ended 31 December 2023, the Remuneration Committee held three meetings to, among others, discuss and approve for recommendation to the Board the salary adjustments of Directors and senior management for the year ended 31 December 2023.

Nomination committee

The Company has established the Nomination Committee on 3 June 2014 with written terms of reference in compliance with the CG Code. As of 31 December 2023, the Nomination Committee consists of Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairlady of the Nomination committee is Ms. Tam Ip Fong Sin.

Rule 3.27A of the Listing Rules which became effective from 1 January 2022 requires the Nomination Committee to be chaired by the chairman of the Board or an Independent Non-executive Director and comprising a majority of Independent Non-executive Directors. This requirement has already been implemented by the Nomination Committee in its composition.

The nomination committee is principally responsible for reviewing the structure, size and composition of the Board, identifying individuals suitably qualified to become Board members, assessing the independence of independent non-executive Directors and making recommendations to the Board on the appointment and re-appointment of Directors and succession planning for Directors.

The Company has adopted the Board Diversity Policy and recognizes and embraces the benefits of having Board diversity to enhance the quality of its performance in compliance with A.5 of the CG Code. When identifying suitable candidates for directorship, the Nomination Committee will carry out the selection process by making reference to the skills, experience, education background, professional knowledge, personal integrity and time commitments of the proposed candidates, and also the Company's needs and other relevant statutory requirements and regulations. Qualified candidates will then be recommended to the Board for approval.

During the year ended 31 December 2023, one meeting was held by the Nomination Committee to recommend the appointment of the Directors, to review the size, structure, composition as well as diversity of the Board, to assess the independence of independent non-executive Directors and to consider the re-election of the Directors. The Nomination Committee has also reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group has achieved the objectives of the Board Diversity Policy during the year under review.

Corporate governance function

All members of the Board are responsible for performing the corporate governance functions which is in compliance with paragraph D.3.1 of the CG code. The Board will review the policy of the corporate governance and the corporate governance report of the Company annually.

AUDITORS' REMUNERATION

The fees charged by the Group's external auditors in respect of the audit and non-audit services to the Group, as disclosed in note 6 to the financial statements, during the year is summarized as below:

Services rendered	Fees paid/payable 2023 HK$'000	2022 HK$'000
Audit services	**4,596**	4,548
Non-audit services (i.e. tax services, incorporation, certification, etc.)	**440**	194
Total	**5,036**	4,742

RISK MANAGEMENT AND INTERNAL CONTROL

During the year, the Group has complied with C.2 of the CG Code by establishing appropriate and effective risk management and internal control systems. Management is responsible for the design, implementation and monitoring of such systems, while the Board oversees management in performing its duties on an ongoing basis. Main features of the risk management and internal control systems are described in the sections below:

Risk management system

The Group adopts a risk management system which manages the risk associated with its business and operations. The system comprises the following phases:

- *Identification:* Identify ownership of risks, business objectives and risks that could affect the achievement of objectives.
- *Evaluation:* Analyze the likelihood and impact of risks and evaluate the risk portfolio accordingly.
- *Management:* Consider the risk responses, ensure effective communication to the Board and on-going monitor the residual risks.

Principal risks and uncertainties

The directors are aware that the Group is exposed to various risks, including some which are specific to the Group or the industries in which the Group operates as well as others that are common to most if not all other businesses. The directors have established a policy to ensure that significant risks which may adversely affect the Group's performance and ability to deliver on its strategies, as well as those which may present positive opportunities, are identified, reported, monitored, and managed on a continuous basis.

The following are key risks that are considered to be of most significance to the Group at this time. They have the potential to adversely and/or materially affect the Group's businesses, financial conditions, results of operations and growth prospects if they are not managed effectively. These key risks are by no means exhaustive or comprehensive, and there may be other risks, in addition to those shown below, which are not known to the Group or which may not be material now but could turn out to be material in the future.

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Market risk	COVID-19 pandemic	The outbreak of COVID-19 has caused serious contraction of the global economy. Despite the diversification of businesses, the Group's business operations have inevitably been affected when the local government imposed movement control measures as to slow the spread of the virus.	The Group continues to monitor the overall impact of COVID-19 and to contain its operational and financial risks. Different levels of proactive measures and contingency plans have been formulated to act on possible situations in order to sustain the Group's business operations.
Business and strategic risk	Innovation and product development	If the Group fails to keep updated of important technological changes in the industry, the Group's business could be affected.	The Group has made continuous efforts on research and development and monitored technological innovations in the industry to keep up the Group's competitiveness in the Graphene business.
	Client management	In the event that the Group is unable to retain the clients or expand the client base, the overall business may be adversely affected.	Business development team and project team maintain business relationship with existing clients and keep the clients informed of the recent developments of the Group to strengthen the brand and reputation through quality service. Project directors conduct ongoing monitoring on every contract to ensure the deliverables are up to standard and timely followed.

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Credit risk	Accounts receivables management	If the progress payments are not settled by the client on time and in full, the accounts receivables will be long outstanding. This situation may increase the Group's credit risk and liquidity risk.	Regular meetings are held to discuss client's payment status. For those long outstanding accounts receivables, written payment reminder will be issued to the client and legal advices will be sought.
Liquidity risk	Debt settlement	The risk of being unable to settle obligations as they fall due.	The Directors will closely monitor the liquidity and cash flow position of the Group to fulfill all the debt obligations of the Company.
Legal and compliance risk	Local and international law and regulatory requirements	The ordinary shares of the Company is listed in Hong Kong and its ADR listed in the United States, and operates in Hong Kong and the PRC. It may be exposed to different and changing government policies, political, social, legal and regulatory requirements.	The Group has internal procedures to monitor legal and compliance matters for daily operations and will seek internal and external legal advice as and where appropriate for new business initiatives.
Operational risk	Cost management	Business operations and financial positions may be affected if the cost is not controlled effectively.	Project plan is prepared by project team. Management will regularly monitor the project schedule and evaluate the reason of any excessive time cost spent on particular project. If gross profit margin is lower than required, meetings will be held to discuss the reasons behind.
	Subconsultant management	If there is no proper sub-consultant selection procedure, an inappropriate sub-consultant would be selected in an unfair and untransparent manner.	A proper selection and quotation comparison procedure is formulated and implemented in the event that the service of sub-consultant is involved.
IT risk	Cyber security	The Group has diversified into different business segments across cities in Hong Kong and China. The increased application of information technology in the Group's businesses, the threats to IT systems including cyberattacks are imminent and present a real challenge to the Group's business operations.	Our Group has implemented a set of comprehensive IT security policies and procedures to address those threats and mitigate the potential loss of the Group's assets and operations, reduce the impact on our business and resume our business operations as soon as practicable.

Details about the Group's financial risk management are set out in note 43 to the consolidated financial statements in this annual report.

Internal control system

The Company has in place an internal control system which is compatible with the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013 framework. The framework enables the Group to achieve objectives regarding effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. The components of the framework are shown as follow:

- *Control Environment:* A set of standards, processes and structures that provide the basis for carrying out internal control across the Group.

- *Risk Assessment:* A dynamic and iterative process for identifying and analyzing risks to achieve the Group's objectives, forming a basis for determining how risks should be managed.

- *Control Activities:* Action established by policies and procedures to help ensure that management directives to mitigate risks to the achievement of objectives are carried out.

- *Information and Communication:* Internal and external communication to provide the Group with the information needed to carry out day-to-day controls.

- *Monitoring:* Ongoing and separate evaluations to ascertain whether each components of internal control is present and functioning.

In order to enhance the Group's system of handling inside information, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Group also adopts and implements an inside information policy and procedures. Certain reasonable measures have been taken from time to time to ensure that proper safeguards exist to prevent a breach of a disclosure requirement in relation to the Group, which include:

- The access of information is restricted to a limited number of employees on a need-to-know basis. Employees who are in possession of inside information are fully conversant with their obligations to preserve confidentiality.

- Confidentiality agreements are in place when the Group enters into significant negotiations.

- The executive Directors are designated persons who speak on behalf of the Company when communicating with external parties such as the media, analysts or investors.

Based on the internal control reviews conducted for 2023, no significant control deficiency was identified.

Effectiveness of the risk management and internal control systems

The Board is responsible for the risk management and internal control systems of the Group and ensuring review of the effectiveness of these systems has been conducted annually. Several areas have been considered during the Board's review, which include but not limited to (i) the changes in the nature and extent of significant risks since the last annual review, and the Group's ability to respond to changes in its business and the external environment (ii) the scope and quality of management's ongoing monitoring of risks and of the internal control systems.

The Board, through its review and the review made by internal audit function and Audit Committee, concluded that the risk management and internal control systems were effective and adequate. Such systems, however, are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. It is also considered that the resources, staff qualifications and experience of relevant staff were adequate and the training programs and budget provided were sufficient.

Internal auditors

The Group has an internal audit function, which is consisted of professional staff with relevant expertise. The internal audit function is independent of the Group's daily operation and carries out appraisal of the risk management and internal control systems by conducting interviews, walkthroughs and tests of operating effectiveness.

An internal audit plan has been approved by the Board. According to the established plan, review of the risk management and internal control systems is conducted annually and the results are reported to the Audit Committee and the Board afterwards.

COMPANY SECRETARY

The company secretary is a full-time employee of the Company. During the year under review, the company secretary has duly complied with the relevant professional training requirement under Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

Procedures for directing shareholders' enquiries to the Board

Shareholders should direct their enquiries about their shareholdings to the Company's branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

Other shareholders' enquiries can be directed in writing with contact details (including name, address, telephone number and/or email address) to the Company's principal place of business in Hong Kong at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong for the attention of the company secretary.

Procedures for convening an extraordinary general meeting by shareholders

Pursuant to Article 64 of the Company's Articles, any one or more shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Procedures for putting forward proposals at shareholders' meetings

Shareholders are requested to follow Article 64 of the Articles for including a resolution at an extraordinary general meeting. The requirements and procedures are set out above in the paragraph headed "Procedures for convening an extraordinary meeting by shareholders".

Pursuant to Article 113 of the Articles, no person (other than a retiring Director) shall be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting and the minimum length of the period during which such notices to the Company may be given will be at least 7 days.

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS

The Company is committed to promoting and maintaining effective communication with the shareholders (both individual and institutional) and other stakeholders. The Company encourages two-way communications with institutional and retail investors, as well as financial and industry analysts. Extensive information on the Company's activities is provided in the annual and interim reports and circulars which are sent to the shareholders and are also available on the websites of the Company and the Stock Exchange.

Shareholders are encouraged to attend the forthcoming annual general meeting of the Company for which at least 20 clear business days' notice is given. At the meeting, directors will be available to answer questions on the Group's business and external auditor will be available to answer questions about the conduct of the audit, the preparation and content of the auditor's reports, the accounting policies and the auditor independence.

CONSTITUTIONAL DOCUMENTS

During the year, there is no significant change in the Company's constitutional documents. The Company's Amended and Restated Memorandum and Articles of Association are available on both the Company's and the Stock Exchange's websites.

REPORT OF THE DIRECTORS

The Directors are pleased to present to the Shareholders this annual report and the audited consolidated financial statements for the year ended 31 December 2023.

PRINCIPAL PLACE OF BUSINESS

The Company was incorporated in the Cayman Islands and has its registered office at Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands. The Group's principal place of business in Hong Kong is 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture design businesses.

BUSINESS REVIEW

A fair review of the business of the Group during the year and particulars of important events affecting the Group that have occurred since the end of the financial year 2023 as well as a discussion on the Group's future business development are provided in the "Chairman's Statement" and the "Management's Discussion and Analysis" throughout this annual report. An analysis of the Group's performance for the year by operating segment is set out in note 4 to the consolidated financial statements in this annual report. The aforementioned discussions form part of this Directors' report.

Description of the principal risks and uncertainties facing the Group can be found in the section headed "Principal Risks and Uncertainties" under the Corporate Governance Report in this annual report. Details about the Group's financial risk management are set out in note 43 to the consolidated financial statements in this annual report.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

The Group recognized the importance of compliance with regulatory requirements and the risk of non-compliance with the applicable rules and regulations. To the best knowledge of the Directors of the Company, the Group has complied in material respects with the relevant laws and regulations that have a significant impact on the business and operation of the Group during the year ended 31 December 2023.

Environmental policies and performance

The Group is committed to the long-term sustainability of the environment and communities in which it operates. As a responsible corporation, to the best knowledge of the Directors of the Company, the Group has complied with all relevant laws and regulations regarding environmental protection during the year ended 31 December 2023. Details are set out in the Environment, Social and Governance Report.

Key relationships with employees, customers and suppliers

Human resources are one of the most valuable assets of the Group. The Group also offers competitive remuneration packages to our employees. More details of the Group's employment and labour practices are set out in the section headed Human Resources and Employees' Remuneration, and the Environmental, Social and Governance Report of this annual report.

The Group treasured to maintain a good relationship with its clients. We are committed to offer a broad and diverse range of inspiring, value-for-money, good quality services and products to our clients.

The Group maintains a fair, safe and ethical approach in its day-to-day operation towards its numerous and diversified contractors and suppliers. To comply with the laws and regulations of its operating countries intensity, the Group has established stringent internal controls to procuring goods and services through fair and unbiased tender process. The selection of subcontractors and suppliers will be based on competitive pricing, specifications and standards, product and service quality as well as service support.

Particulars of important events affecting the Group that have occurred since the end of the financial year 2023, if any, is set out in the above sections and the notes to the consolidated financial statements in this annual report. The prospects of the Group's business is discussed throughout this annual report including in the "Chairman's Statement" of this annual report. Throughout 2023, there was no incidence of non-compliance with the relevant laws and regulations that have a significant impact on the Group's business.

SUBSIDIARIES

Details of the Company's principal subsidiaries as at 31 December 2023 are set out in note 1 to the consolidated financial statements in this annual report which, in the opinion of the Directors, materially contribute to the net income of the Group or hold a material portion of the assets or liabilities of the Group. Unless otherwise stated, the principal place of operation of each company is the same as its place of incorporation.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2023 are set out in the consolidated statement of profit and loss. The Board does not recommend the payment of final dividend for the year ended 31 December 2023. A summary of the published results and assets and liabilities of the Group for the last five financial years is set out on the last page of this annual report.

CLOSURE OF REGISTER OF MEMBERS FOR AGM

The register of members of the Company will be closed from Monday, 24 June 2024 to Thursday, 27 June 2024, both days inclusive, for the purpose of determining the entitlement to attend and vote at the annual general meeting ("AGM") scheduled to be held on Thursday, 27 June 2024. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong ("Branch Share Registrar") not later than 4:30 p.m. on Friday, 21 June 2024.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this annual report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the year under review. Apart from those disclosed in this annual report, there was no plan recognized by the Board for other material investments or additions of capital assets at the date of this annual report.

EQUITY-LINKED AGREEMENTS

Save as disclosed in this annual report under the paragraphs headed (i) "Issue of consideration shares" in the section of management discussion and analysis, (ii) "Share Option Scheme", "Share Award Scheme" and "2023 Share Award Scheme" in the section of Report of the Directors of this annual report, (iii) "Investments in Joint Ventures" in Note 16 to the Financial Statements, and (iv) "Warrants" in Note 32 of the Financial Statements, no equity linked agreements that will or may result in the Company issuing shares or that require the Company to enter into any agreements that will or may result in the Company issuing shares were entered into by the Company during the year ended 31 December 2023 or subsisted at the end of the year ended 31 December 2023.

DONATIONS

During the year ended 31 December 2023, the Group made no charitable and other donations.

PROPERTY AND EQUIPMENT

Details of movements in the property and equipment of the Group during the year are set out in note 13 to the consolidated financial statements in this annual report.

BANK AND OTHER BORROWINGS

Details of interest-bearing borrowings of the Group as at 31 December 2023 are set out in note 28 to the consolidated financial statements in this annual report.

SHARE CAPITAL AND SHARE AWARD SCHEMES

Details of movements in the Company's share capital and share award schemes during the year are set out in note 32 to the consolidated financial statements in this annual report.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders of the Company unless otherwise required by the Stock Exchange.

PERMITTED INDEMNITY PROVISION

A permitted indemnity provision (as defined in section 469 of the Hong Kong Companies Ordinance) for the benefit of all the former and existing directors of the Company is currently in force and was in force throughout the year of 2023 and as of the date of this Directors' report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

TAX RELIEF

The Company is not aware of any relief from taxation available to the Shareholders of the Company by reason of their holding of the shares of the Company.

RESERVES

At 31 December 2023, the Company's reserves available for distribution, calculated in accordance with the Companies Law, Chapter 22 (as amended) of the Cayman Islands, amounted to approximately HK$297.3 million. The amount of HK$297.3 million includes the Company's share premium account of approximately HK$782.4 million in aggregate at 31 December 2023, which may be distributed provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

Details of movements in the reserves of the Company and the Group during the year are set out in note 44 to the consolidated financial statements and in the consolidated statement of changes in equity respectively in this annual report.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and assets and liabilities of the Group for the past five financial years is set out on the last page of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the year ended 31 December 2023, the percentage of purchases attributable to the largest supplier and the 5 largest suppliers combined accounted for approximately 87% and 94% of the total purchases of the Group respectively. The percentage of revenue from sales of goods or rendering of services attributable to the largest customer and the 5 largest customers combined accounted for approximately 19% and 58% of the total revenue of the Group respectively.

None of the Directors, their close associates or any shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) had interests in the Group's five largest customers or suppliers.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Executive Directors	Mr. Lau Hing Tat Patrick *(Chairman)* Mr. Chan Yick Yan Andross *(Chief Executive Officer)* Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin Mr. Wang Yuncai Mr. Liu Kwong Sang Mr. Tang Zhaodong Mr. Chan Anthony Kaikwong (resigned on 28 January 2024)

Pursuant to Article 108(a), Mr. Lau Hing Tat Patrick, Mr. Qiu Bin and Mr. Ma Lida will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Company has received from each of its independent non-executive Directors an annual confirmation of their independence from the Group. Based on such confirmations, the Company considers that each of such Directors to be independent from the Group.

The biographical details of current Directors and senior management are disclosed in the section headed "Biographies of Directors and Senior Management" of this annual report.

DIRECTORS' SERVICE CONTRACT

None of the Directors of the Company who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS AND CONTRACTS OF SIGNIFICANCE

Details of connected transactions and continuing connected transactions are disclosed in this Directors' report, and related party transactions are set out in note 39 to the consolidated financial statements in this annual report.

Save for the above, there were no transactions, arrangements or contracts that are significant in relation to the businesses of the Company and its subsidiaries to which the Company or any of its subsidiary was a party and in which a Director or his/her connected entity had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Group (other than contracts of service with any Director or any person engaged in full time employment of the Group) were entered into or existed during the year.

DIRECTORS' INTERESTS IN COMPETING INTERESTS

Save as Mr. Ma Lida, our non-executive Director nominated by Pubang, who is required to declare his conflict of interests and barred from participation or voting on issue if there is any potential conflict of interest between the Group and Pubang, the Director is not aware of any business or interest of the Directors, the controlling shareholder and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the year ended 31 December 2023.

DEED OF NON-COMPETITION

Each of the controlling shareholders has confirmed to the Company of his/its compliance with the non-competition undertakings provided to the Company under the deed of non-competition (as defined in the prospectus of the Company dated 12 June 2014). The independent non-executive Directors have reviewed the status of compliance and confirmed that all the undertakings under the deed of non-competition have been complied with by the controlling shareholders.

DIRECTORS' REMUNERATION

Details of the Directors emoluments are set out in note 8 to the consolidated financial statements in this annual report. The Directors' remunerations are determined subject to the recommendations of the Remuneration Committee and the Board's approval with reference to Directors' duties, responsibilities and performance and the results of the Group.

DISCLOSURE OF INTERESTS

Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations

As at 31 December 2023, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

		Number of Shares				Number of underlying Shares held under the Share Option Scheme		
Name of Director	Capacity	Personal interest	Family interest	Corporate interest	Other interest		Total	Approximate % of shareholding
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,204,000	–	93,716,887[1]	–	–	97,920,887	10.90%
Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	9,212,000	–	46,003,444[2]	–	–	55,215,444	6.15%

Notes:

1. Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2. Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 31 December 2023, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' interests and short positions in shares and underlying shares

As at 31 December 2023, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations", the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	266,979,220	29.73%
The Bank of New York Mellon	Beneficial owner	266,979,220	29.73%
Shen Taoyu	Interest of controlled corporation	100,000,000	11.14%
Wu Wenbei	Interest of controlled corporation	100,000,000	11.14%
Tycoon Partner Holdings Limited	Beneficial owner	100,000,000	11.14%
CYY Holdings Limited[1]	Beneficial owner	93,716,887	10.44%
PBLA Limited[2]	Beneficial owner	75,123,669	8.37%
Pubang Landscape Architecture (HK) Company Limited[2]	Interest of controlled corporation	75,123,669	8.37%
Pubang Landscape Architecture Company Limited[2]	Interest of controlled corporation	75,123,669	8.37%
LSBJ Holdings Limited[3]	Beneficial owner	46,003,444	5.12%

Notes:

1. CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2. PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3. LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

Short position in the shares

Name of shareholder	Capacity/nature of interest	Number of shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	266,979,220	29.73%
The Bank of New York Mellon	Beneficial owner	266,979,220	29.73%

SHARE OPTION SCHEME

A share option scheme (the "Share Option Scheme") was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

On 24 March 2022, an ordinary resolution of the Company was passed at the Company's extraordinary general meeting to approve the refreshment of the mandate of the Share Option Scheme pursuant to which the Board may grant share options to eligible participants under the Share Option Scheme to subscribe for up to 10% of the shares in issue as at the date of the Company's extraordinary general meeting (i.e. 51,150,153 shares) ("Refreshed Scheme Mandate Limit").

The Board has resolved to terminate the Share Option Scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

Summary of the Share Option Scheme

1.	Purposes	To provide incentives and rewards to eligible participants who contribute to the success of the Group's operations.
2.	Qualifying participants	Any director, including independent non-executive director, of the Company and any entity in which the Group holds at least 20% of its shares (the "Invested Entity"), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company's subsidiaries.
3.	Maximum number of shares	The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue as at the listing date (i.e. 40,000,000 shares). On 24 March 2022, the Refreshed Scheme Mandate Limit was approved and adopted to authorize the Company to grant share options for a maximum of 51,150,153 shares under the Share Option Scheme.

4.	Maximum entitlement of each participant	The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting. Any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in a general meeting.
5.	Option period	The exercise period of the share options granted is determinable by the Board which shall not exceed ten years from the offer date subject to the provisions of early termination thereof. There is no minimum period for which a share option must be held before it can be exercised.
6.	Acceptance of offer	The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee.
7.	Exercise price	The exercise price of share options is determinable by the Board, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.
8.	Remaining life of the scheme	It shall be valid and effective for a period of 10 years commencing on 3 June 2014.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

There were no options granted during the year ended 31 December 2023. The number of options available for grant under the Share Option Scheme at the beginning and end of the year ended 31 December 2023 were 51,150,153 shares and nil respectively.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 9,677,692 Shares, representing approximately 1.3% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2023.

A summary of the movements of the outstanding share options during the year ended 31 December 2023 are as follows:

					Number of Share Options				
Grantees	Date of grant	Vesting date	Exercisable period	Exercise price (HK$)	As at 1/1/2023	Granted	Exercised	Cancelled/ Lapsed	As at 31/12/2023
Directors									
Tian Ming[3]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Yang Liu[1]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	177,692	–	–	–	177,692
Tu Wenzhe[2]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Employee(s)									
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	1,500,000	–	–	–	1,500,000
Total					9,677,692	–	–	–	9,677,692

Notes:

1. Mr. Yang Liu ceased to be a director on 29 June 2022.
2. Mr. Tu Wenzhe ceased to be a director on 5 August 2021.
3. Mr. Tian Ming ceased to be a director on 28 December 2021.
4. The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.
5. No share options were cancelled or lapsed during the reporting period.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SHARE AWARD SCHEME

On 21 August 2014, the Company adopted a share award scheme (the "Share Award Scheme"). Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

The Board has resolved to terminate the existing share award scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

Summary of the Share Award Scheme

1.	Purposes	(i) to recognize the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group
2.	Qualifying participants	Any employee (including without limitation, any executive director) of any member of the Group
3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the Share Award Scheme (i.e. 40,000,000 shares)
4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time
5.	Vesting period	Subject to the terms and condition of the Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein
6.	The amount payable on acceptance of the award	Nil
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 21 August 2014

The number of award shares available for grant under the Share Award Scheme at the beginning and end of the year ended 31 December 2023 were 19,241,000 shares and nil respectively.

The number of shares that may be issued in respect of the share awards granted under the Share Award Scheme is nil as at year ended 31 December 2023.

There were no share awards granted during the year ended 31 December 2023. No unvested share awards were outstanding as of 31 December 2023.

During the year ended 31 December 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

2023 SHARE AWARD SCHEME

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

Summary of the 2023 Share award scheme

1.	Purposes	(i) to attract talents, suitable personnel and entities that are eligible participants; (ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group and related entities; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and related entities; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group and related entities
2.	Qualifying participants	(i) Any director and employee of the Group or its subsidiaries; (ii) Any director and employee of the related entities of the Group; and (iii) Any person who provided services to the Group on a continuing or recurring basis
3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the 2023 Share Award Scheme (i.e. 68,349,307 shares)
4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time
5.	Vesting period	Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein
6.	The amount payable on acceptance of the award	Nil
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 6 February 2023

On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company's shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share which was determined based on closing market price of the Company on grant date.

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company's shares in issue at that date, to three directors and thirteen employees. 6,800,000 of these shares were vested on 24 July 2023. The closing price of the shares immediately before the grant date was HK$0.47 each share. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share which was determined based on closing market price of the Company on the grant date.

On 14 December 2023, the Board resolved to grant an aggregate of 10,128,072 shares, which represented approximately 1.13% of the Company's shares in issue at that date, to twelve employees. The closing price of the shares immediately before the grant date was HK$0.375 each share. The fair value of the 10,128,072 shares awarded on the grant date was valued at HK$0.38 each share which was determined based on closing market price of the Company on the grant date.

During the year ended 31 December 2023, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was nil (the 2023 Share Award Scheme became effective on 6 February 2023) and 56,794,510, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the year ended 31 December 2023, the equity-settled share-based compensation under the 2023 Share Award Scheme of HK$16,433,000 is included in employee benefit expenses and professional expenses.

Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the year ended 31 December 2023 were nil.

The number of shares that may be issued in respect of the share awards granted under the Share Award Scheme is 58,294,510 Shares, representing approximately 7.6% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2023.

A summary of the movements of the share awards during the year ended 31 December 2023 are as follows:

			Number of Share Awards				
Grantees	Date of Grant	Vesting date	As at 1/1/2023	Granted	Vested	Cancelled/ Lapsed	As at 31/12/2023
Directors(Note 1)							
Lau Hing Tat Patrick	24/7/2023	23/7/2024	–	680,000	–	–	680,000
Chan Yick Yan Andross	24/7/2023	23/7/2024	–	680,000	–	–	680,000
Qiu Bin	24/7/2023	23/7/2024	–	680,000	–	–	680,000
Employees(Note 2)	12/6/2023	15/6/2023(Note 3)	–	3,254,797	3,254,797(Note 4)	–	–
	12/6/2023	15/6/2023(Note 3)	–	500,000	500,000(Note 4)	–	–
	12/6/2023	1/8/2023	–	500,000	500,000(Note 4)	–	–
	12/6/2023	1/11/2023	–	500,000	500,000(Note 4)	–	–
	12/6/2023	1/2/2024	–	500,000	–	–	500,000
	12/6/2023	1/5/2024	–	500,000	–	–	500,000
	12/6/2023	1/8/2024	–	500,000	–	–	500,000
	12/6/2023	1/11/2024	–	500,000	–	–	500,000
	12/6/2023	1/2/2025	–	500,000	–	–	500,000
	12/6/2023	11/6/2024	–	1,000,000	–	–	1,000,000
	24/7/2023	24/7/2023	–	6,800,000	6,800,000(Note 4)	–	–
	24/7/2023	23/7/2024	–	600,000	–	–	600,000
	24/7/2023	23/7/2024	–	600,000	–	–	600,000
	24/7/2023	23/7/2024	–	600,000	–	–	600,000
	24/7/2023	23/7/2024	–	600,000	–	–	600,000
	24/7/2023	23/7/2024	–	200,000	–	–	200,000
	24/7/2023	23/7/2024	–	200,000	–	–	200,000
	24/7/2023	23/7/2024	–	1,000,000	–	–	1,000,000
	24/7/2023	23/7/2024	–	6,800,000	–	–	6,800,000
	24/7/2023	23/7/2024	–	3,000,000	–	–	3,000,000
	24/7/2023	23/7/2024	–	150,000	–	–	150,000
	24/7/2023	23/7/2024	–	200,000	–	–	200,000
	24/7/2023	23/7/2024	–	200,000	–	–	200,000
	14/12/2023	13/12/2024	–	1,000,000	–	–	1,000,000
	14/12/2023	13/12/2024	–	1,800,000	–	–	1,800,000
	14/12/2023	13/12/2024	–	600,000	–	–	600,000
	14/12/2023	13/12/2024	–	650,000	–	–	650,000
	14/12/2023	13/12/2024	–	1,514,036	–	–	1,514,036
	14/12/2023	13/12/2024	–	550,000	–	–	550,000
	14/12/2023	13/12/2024	–	700,000	–	–	700,000
	14/12/2023	13/12/2024	–	450,000	–	–	450,000
	14/12/2023	13/12/2024	–	750,000	–	–	750,000
	14/12/2023	13/12/2024	–	1,264,036	–	–	1,264,036
	14/12/2023	13/12/2024	–	400,000	–	–	400,000
	14/12/2023	13/12/2024	–	450,000	–	–	450,000

Grantees	Date of Grant	Vesting date	Number of Share Awards As at 1/1/2023	Granted	Vested	Cancelled/ Lapsed	As at 31/12/2023
Service providers(Note 5)							
Wang Yi	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Greg McKenzie	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Tom Rooney	12/6/2023	11/6/2024	–	2,000,000	–	–	2,000,000
Corrales Trading Ltd	12/6/2023	11/6/2024	–	6,500,000	–	–	6,500,000
Chad Management Group Inc.	12/6/2023	11/6/2024	–	976,438	–	–	976,438
Lyons Capital, LLC	12/6/2023	11/6/2024	–	6,500,000	–	–	6,500,000
Onyx Relations Corp.	12/6/2023	11/6/2024	–	6,000,000	–	–	6,000,000
Redchip Companies, Inc.	12/6/2023	11/6/2024	–	1,000,000	–	–	1,000,000
			–	68,349,307	11,554,797	–	56,794,510

Notes:

1. Director Grantees refer to the directors of the Company or its subsidiaries.

2. Employee Grantees refer to the employees of the Company or its subsidiaries.

3. Grants of award shares are subject to the condition that listing approval for the underlying Shares being obtained by the Company. On 15 June 2023, the Company obtained listing approval for 68,349,307 Shares under the 2023 Share Award Scheme.

4. The weighted average closing price of the shares immediately before the vesting date was HK$0.452 each share.

5. Service providers refer to persons or companies who provide services to the Group on a continuing or recurring basis in their ordinary and usual course of business which are in the interests of the long-term growth of the Group.

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

On 7 June 2023, the board of directors of EIL ("EIL Board") as well as the Board resolved to amend to approve and adopt certain material amendments to the EIL Share Award Scheme (the "Amendments"). Details of the Amendments were set out in the announcement of the Company dated 7 June 2023.

Summary of the EIL Share Award Scheme

1.	Purposes	to recognize the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group
2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group
3.	Maximum number of shares	Not exceeding 10% of the shares of EIL ("EIL Shares") in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares). Pursuant to the Amendments, the EIL Share Award Scheme limit may be refreshed provided that the limit so refreshed must not exceed 10% of the number of shares in the issued share capital of EIL as at the date of approval of refreshment by the EIL Board.
4.	Maximum entitlement of each participant	Pursuant to the Amendments, the maximum entitlement which may be awarded to a selected participant under the EIL Share Award Scheme, including (a) the EIL Shares issued and to be issued under the awards already granted or to be granted to such selected participant under the EIL Share Award Scheme (excluding any awards cancelled in accordance with the terms of the EIL Share Award Scheme); and (b) any EIL Shares issued and to be issued in respect of all other options and awards (if any) granted to such selected participant by EIL under any other share option and/or award scheme of EIL, in the 12-month period up to and including the date of such grant shall not exceed 1% of the number of shares in the issued share capital of EIL from time to time (the "1% EIL Individual Limit"). If required by the Listing Rules, any grant of awards by EIL that shall exceed the 1% EIL Individual Limit must be separately approved by an ordinary resolution in general meeting of EIL or the Company (as the Listing Rules may require) which such selected participant and his/her close associates (or associates if such selected participant is a connected person) abstaining from voting in compliance with the requirements of the Listing Rules (if any).
5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice.
6.	The amount payable on acceptance of the award	Pursuant to the Amendments, the awarded EIL Shares shall be new EIL Shares to be allotted and issued by EIL to the selected participant at no consideration or at such other amount per awarded EIL Share and in such number and on and subject to such conditions (if any) as the EIL Board may in its absolute discretion determine.
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021.

During the year ended 31 December 2023, no EIL share awards granted. No unvested EIL share awards were outstanding as at 31 December 2023.

During the year ended 31 December 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the year ended 31 December 2023 were 400 EIL Shares and 400 EIL Shares respectively.

During the year ended 31 December 2023, EIL was not a principal subsidiary of the Company within the meaning of Rule 17.14 of the Listing Rules.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Save for the continuing connected transactions as disclosed below, during the year ended 31 December 2023, the Group has not carried out any connected transactions that are not fully exempt from annual review and disclosure requirements under Chapter 14A of the Listing Rules.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken by the Group in its normal course of business are set out in note 40 to the consolidated financial statements in this annual report. For those related party transactions which constituted connected transactions or continuing connected transactions under the Listing Rules, they are set out in the paragraph headed "Connected Transactions and Continuing Connected Transactions" of this report. It has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this annual report, at least 25% of the Company's total issued share capital was held by public as required under the Listing Rules.

AUDITOR

The consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards for the four years ended 31 December 2020, 2021, 2022 and 2023 were audited by Crowe (HK) CPA Limited ("Crowe").

Crowe will retire and being eligible, offer themselves for re-election. A resolution for the reappointment of Crowe as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
Lau Hing Tat Patrick, *JP*
Chairman

Hong Kong, 28 March 2024



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1. ABOUT THIS REPORT

1.1. About the Group

Graphex Group Limited (formerly known as "Earthasia International Holdings Limited") ("Graphex" or the "Company") and its subsidiaries (collectively the "Group" or "we", "our") conduct graphene processing in the People's Republic of China ("PRC"), as well as landscape architecture businesses in Hong Kong and PRC. More than ten offices were established in Mainland China and Hong Kong for our professional landscape business. The Group has obtained dual qualifications in Category A of Specific Landscape Engineering Design Qualification in landscape architecture from the Ministry of Housing and Urban-Rural Development of the PRC through two subsidiaries respectively in January and April 2019; the qualification allows the Group to undertake any specific landscape engineering design without restriction over project type or scale. Graphex believes that landscape design is intricately connected to sustainability and will continue to support sustainability through professional environmental design.

1.2. About the Report

The seventh Environmental, Social and Governance ("ESG") Report of the Company (the "Report") continues to fulfil its ESG commitments by reporting the Group's up-to-date policies, measures and performances to allow stakeholders to understand the Group's direction of development. The Report is prepared in both the Chinese and English, and both versions of the Report have been uploaded to the websites of the Stock Exchange of Hong Kong ("SEHK") and the Group: www.graphexgroup.com. Details regarding the Group's corporate governance are provided in the Corporate Governance Report section of the Annual Report.

1.3. Reporting Boundary

The Report focuses on the Group's ESG performance between 1 January 2023 and 31 December 2023 (the "reporting period"). The reporting boundary includes the operations of landscape architecture business in all offices of the Group in Hong Kong and Mainland China and the graphene business in all offices in Hong Kong and US and the main graphene manufacturing facility in Heilongjiang Province, PRC.

Business segment	Entities in Reporting boundary
Graphene manufacturing	Hong Kong office, US office, Heilongjiang facility
Landscape architecture	Hong Kong office, Shenzhen office, Guangzhou office, Changsha office, Shanghai office, Wuhan office, Qingdao office

1.4. Reporting Standard

1.4.1. The Report adheres to the four Reporting Principles (i.e. Materiality, Quantitative, Balance and Consistency) stated in the Environmental, Social and Governance Reporting Guide (the "Guide"). On the basis of 'comply or explain' provisions, important 'recommended disclosures' in the Guide have also been selected into disclosure for enhanced reporting contents.

1.4.2. In preparation of this Report, due diligence has been taken to adhere to the Reporting Principles stipulated in the ESG Reporting Guide:

- "Materiality" – The materiality assessment detailed on page 71 has ensured the Report addresses the most material ESG topics pertaining to our businesses.

- "Quantitative" – The Report strives to disclose quantitative metrics and related targets whenever possible, to demonstrate our impact.

- "Balance" – The Report presents an unbiased representation of our ESG management approach and performance. It avoids misleading omissions and presentation.

- "Consistency" – Whenever deemed material, the Report details the standards, tools, assumptions and/or source of conversion factors used, as well as explanations of any inconsistencies to previous reports.

1.5. Confirmation and Approval

1.5.1. Information contained in this Report was sourced from official documents and statistical data of the Group, and from managerial and operational information aggregated in accordance with systems of the Group. The Report was approved by the Board of Directors (the "Board") on 28 March 2024.

1.6. Opinion and Feedback

The Group welcomes any comments or suggestions from stakeholders on its ESG performance. Please contact the Graphex Company Secretary via the channels below:

Address: 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
Phone: 2559 9438
Fax: 2559 9841

2. OUR ESG APPROACH

2.1. Governance Structure

The Board of Graphex is responsible for the development of the Group's strategy, the supervision of its environmental and social performances and to ensure an effective and sound internal control and risk management system are in place. Through the director's committees, the Board formulates the strategies, supervises the implementation and to lead and guide the management. The Board delegates the power and duties to the management to supervise the Group's management, execution and administration. Under the leadership of the Chief Executive Officer ("CEO"), the management is responsible for the day-to-day operation, implementation of strategies approved by the Board and regular reporting to the CEO. The CEO then reports the progress of the approved strategies and the Group's development to the Board.

2.2. Stakeholder Engagement

We have always valued stakeholder engagement. Stakeholders' views and suggestions on the Group's ESG performance have been sought through organising various events throughout the reporting period. The Group believes that stakeholder engagement can help the Group to better identify risks and opportunities of different ESG aspects, and lead to refined management policies and practices. Stakeholder communication during the reporting period included:

Internal stakeholders	External stakeholders
Employees	Investors and shareholders, suppliers, the general public and communities, professional associations, government departments and other public bodies

Means of stakeholder engagement:
Regular meetings, emails, shareholder meetings, public consultations, internship programmes, industry conferences, community events, etc.

2.3. Materiality Assessment

2.3.1. In 2020, the Group commissioned an external consultant to conduct a materiality assessment to identify the top ESG-related topics material to our operations. The assessment consists of three stages:

- Stage 1 "Identification" – Taking into account of the industry landscape, a total of 21 potential material ESG topics were identified based on the content of the ESG Reporting Guide.

- Stage 2 "Ranking" – In order to rank the materiality of the ESG topics, an online survey was distributed to internal and external stakeholders that asked them to score the importance of the topics to the Group's long-term business development.

- Stage 3 "Disclosure" – The ranked topics identified were presented to the ESG Committee of the Company for validation and discussion, prior to approval by the Board. This report focuses on the disclosure of these ESG-related issues identified material by the stakeholders. This report discloses the corresponding management approach, initiatives and performance of each topic. The Group shall continue to further engage with the stakeholder groups, in order to gain a more comprehensive perspective on the materiality of the ESG-related issues.

2.3.2. Based on the survey results, the top three ESG-related topics in each category were as follows:

Category	ESG-related topics
Environmental	Responding to climate change risk Energy management Water management
Social	Employment practices Safe and healthy working environment Training and development
Governance	Anti-corruption Protecting customer privacy Protecting intellectual property rights

3. AWARDS & RECOGNITION

As a testament to our continuous strive towards operational excellence, we have received the following awards and honours during the reporting period:

Award name	Project	Award issuer
HKGBC Green Building Award 2023 – Grand Award	The Revitalization of Central Market	Hong Kong Green Building Council
2023 Asian Townscape Award – Townscape Award	Wan Chai Promenade, From Tamar to Hong Kong Convention and Exhibition Centre, Hong Kong	Asian Townscape Awards
Landscape Architecture Awards 2023: Residential Category – Outstanding Award	Baiziwan Community Housing, Chaoyang District, Beijing, China	International Federation of Landscape Architects: Asia-Pacific Region
Landscape Architecture Awards 2023: Cultural and Urban Landscape Category – Awards of Excellence	Quanzhou Binjiang Chenzhou & Tingzhou, The Reunion of Green and City, Quanzhou, China	International Federation of Landscape Architects: Asia-Pacific Region
Landscape Architecture Awards 2023: Cultural and Urban Landscape Category – Honourable Mention	Nanjiang Zendai Himalayas Center, The modern expression of SHANGSHUI – Nanjing, China	International Federation of Landscape Architects: Asia-Pacific Region
Landscape Architecture Awards 2023: Cultural and Urban Landscape Category – Honourable Mention	Hong Kong Central Market Renewal, Hong Kong	International Federation of Landscape Architects: Asia-Pacific Region
Landscape Architecture Awards 2023: Cultural and Urban Landscape Category Honourable Mention	Wan Chai Promenade, from Tamar to Hong Kong Convention and Exhibition Centre, Hong Kong	International Federation of Landscape Architects: Asia-Pacific Region
2023 WLA Awards: Commercial Residential Design Category – Merit Award	Baiziwan Community Housing, Landscape Design	World Landscape Architecture
Loop Design Awards 2023 – Category Winner: Landscape Design Concept	Optimization of Landscape Design in Dengjiahe River Comprehensive Utilization	Loop Design awards
The Eighth Shanghai Society of Landscape Architecture Award of Excellent Landscape Architecture Planning and Design – Recognition Award	City Balcony and Sports Park Construction	Shanghai Society of Landscape Architecture
The Eighth Shanghai Society of Landscape Architecture Award of Excellent Landscape Architecture Planning and Design – Second Award	Changsha High-Speed Rail Xicheng Huangjinyuan River Landscape Concept Planning project	Shanghai Society of Landscape Architecture
The Eighth Shanghai Society of Landscape Architecture Award of Excellent Landscape Architecture Planning and Design – Third Award	Nanjing Zhengda Thumb Plaza Renovation	Shanghai Society of Landscape Architecture
The Eighth Shanghai Society of Landscape Architecture Award of Excellent Landscape Architecture Planning and Design – Third Award	Wuxi Xintiandi Dongya Street Building and Plaza Renovation	Shanghai Society of Landscape Architecture

4. RESPONSIBLE FOR OUR OPERATIONS

The Group is committed to business ethics and responsible service delivery. Through a sound operational system, the Group has therefore put in place a series of policies and measures on supply chain management, product responsibility and anti-corruption to safeguard the brand and market performance.

4.1. Product and Service Quality & Safety

4.1.1. Graphene segment

Graphene, a thin layer of pure carbon atoms, is the thinnest and hardest nanomaterial known at present. With high thermal and electrical conductivity and excellent light transmission, it has broad application potential in electronics, optics, magnetism, biomedicine, catalysis, energy storage and sensors, as well as many other fields. To manufacture this "Black Gold', spherical and micronized graphite is needed as input material. As a leader in the graphite processing industry in China, the Group's Heilongjiang facility is engaged in the deep processing of raw graphite material (flake graphite and semi-spherical graphite) to spherical and micronized graphite. The facility ensures product quality through systematic control measures throughout the processing stages, while the safety of workers is safeguarded through safety policies (See Section: Employee Health & Safety).

4.1.2. Landscape architecture segment

The Group's landscape architecture segment operates by the Quality Management Manual in accordance with ISO 9001:2015 to enhance the management of design or services. In order to ensure that the final design meets the requirements of various stakeholders, the Group holds project meetings occasionally to understand the needs and suggestions of all parties and strictly complies with national and regional legal requirements in the project design process. The Group's management also reviews the status of projects from time to time to ensure that workflow is in accordance with relevant regulations. In future, the Group will also collect customer feedback and suggestions through the customer satisfaction survey and carry out improvement work based on customers' feedback to improve the quality of projects and services.

4.1.3. All of the Group's landscape design work complies with relevant national or regional laws, regulations and guidelines (e.g. the Civil Engineering and Development Department's Guidelines on Safe Access for Slope Maintenance; the Architectural Services Department's Guidelines on Universal Accessibility for External Areas, Open Spaces and Green Spaces; and the GLTM Section's Proper Planting Practices and other latest relevant landscape and tree risk assessment guidelines) to ensure that the requirements on design safety and community health impacts are met.

4.2. Supply Chain Management

4.2.1. The Group attaches importance to the management of environmental and social risks in the supply chain and encourages suppliers to be environmentally and socially responsible. The Group has developed the Office Handbook, the Code of Conduct and the ESG Policy to standardise the Group's supplier selection process.

4.2.2. Currently, the Group's suppliers are mainly suppliers of raw graphite material, travel agencies, professional services, and food suppliers. For office procurement matters, relevant staff should fill in the Purchase Requisition Form and submit it to the Administration Department for confirmation before the procurement. Additionally, the Group also assesses suppliers on an ad-hoc basis to ensure that they comply with the Group's environmental and social requirements. The landscape architecture segment strives to maximise the use of low-carbon and non-hazardous material in their designs. With regards to the management of social risks of its supply chain, the Group strictly prohibits any individuals or organisations that are related to the Group, including suppliers, to offer employees illegal benefits which can affect their business decision-making. Offenders should be disqualified from supplier list.

4.2.3. The number of suppliers by countries or regions is presented as follows:

	Hong Kong	**Mainland China**
Number of suppliers	5	44

4.3. Customer Privacy

4.3.1. The Group's Office Handbook stipulates that, all employees are prohibited from disclosing customers' information, including but are not limited to customers' names, contact numbers and addresses, to any third parties without the consent of the employer or the Group. The Company also protects the personal data of its employees as required by the code of practice obligations and has set out the Company's Privacy Policy in its Office Handbook.

4.4. Intellectual Property Rights

4.4.1. The Group undertakes to sign non-disclosure agreements with its clients in the course of cooperation to ensure the intellectual property rights of both parties are not infringed. For the time being, the Group's operations do not involve matters relating to product advertising, labels using and customer complaints. The Group will update the relevant policies in accordance with its business development in a timely manner.

4.5. Anti-corruption

4.5.1. The Group understands anti-corruption is not only a social expectation towards corporations, but also an important way for corporations to undertake social responsibility. Through the formulation of the Code of Conduct, the Group is committed to fight against corruption.

4.5.2. As stated in the Code of Conduct, the Group strictly prohibits any bribery or corruption. All employees are forbidden to accept benefits from third parties individual or organisation. Under certain circumstances, employees can accept promotional gifts, souvenirs or holiday gifts (not exceeding HKD500). Should the employees violate the above rule, they may face prosecution or internal disciplinary action. The Group reviews the implementation of this policy statement periodically and ensures that it is being put into practices.

4.5.3. In this reporting period, the Group has not held any anti-corruption training for directors nor general staff due to the COVID-19 pandemic. The Group is planning to resume anti-corruption training in 2023 to enhance awareness and knowledge on anti-corruption.

4.6. Community Development

4.6.1. The Group understands that the development of a corporation cannot be achieved without the support from local communities. Through the formulation of the ESG Policy, the Group strives to offer more support to local communities in which it operates. The Group's vision on community development is to lead the new generation of integrated recreation, care community development in order to solve the severe problem of aging society; and provide inspirational children's play facilities and a family-oriented leisure ambience. We have already designed several recreation-care communities in the PRC which complements Graphex's vision and design concept.

4.6.2. In addition, we strongly support educational and community development. During the reporting period, Graphex invited 9 university students to intern at the Group, strengthening their skills and business capacity in landscape design and helping them adapt to the needs of the community.

5. CARE FOR OUR EMPLOYEE

Graphex believes that a good employment environment is one of the key steps in promoting the Group's sustainable development. The Group is committed to creating a safe and comfortable working environment for its employees, providing a sound career development system to ensure all employees are respected and motivated.

5.1. Employment Practices

5.1.1. A sound employment system is not only the key to attract talents, but also an important security for employee's rights and interests. The Group has formulated the ESG Policy, Office Handbook and the Staff Handbook adopted by all operational sites to improve the Group's regulations on remuneration and dismissal, recruitment and promotion, working hours, leave, equal opportunities and anti-discrimination, diversity and other benefits.

Details of the above policies include:

Remuneration and dismissal	Recruitment and promotion	Working hours
The employment contract signed by each employee of the Group must clearly specify the remuneration package of the position and set out the termination procedures and conditions of dismissal (e.g. serious misconduct). Each site of operation also has its own Staff Handbook, which is updated in a timely manner. For example, the Staff Handbook states that the employee's wages include basic wages, position pay, and overtime pay; if a regular employee resigns, the resignation application should be filled out 30 days in advance and reported to all levels of management for approval.	The Group's management conducts an annual performance review of its staff and determines the promotion based on their performance. In addition, the Staff Handbook states that recruitment is based on the principle of "open recruitment, merit-based selection"; promotion decisions are based on daily performance and are reviewed by the Human Resources Department and approved by the general manager.	The Group's normal working hours are 8 hours per day, 5 days per week, with a 1-hour lunch break.

Leave	Equal opportunities and anti-discrimination	Diversity
The Group strictly follows the relevant local laws and regulations in the respective sites of operation and makes reasonable arrangements for employees' holidays, such as annual leave and sick leave.	The Group is committed to providing fair employment opportunities for all employees and prohibits all forms of discrimination and harassment on the basis of race, skin colour, religion, sex, physical condition, marriage and family and national origin. The Company has equal opportunities clauses contained in the Office Handbook.	The Group is committed to creating an atmosphere of diversity in the workplace and encouraging the employment of staff from diverse backgrounds.

Other benefits	Prevention of child labour	Prohibition of forced labour
The Group has provided additional benefits to its employees, including medical insurance and overtime subsidies.	The Group is committed to prevent child labour in the workplace. Child workers should leave the workplace as soon as they are discovered, and their contracts should be terminated.	The Group ensures all employment relationships are voluntary and prohibits any forms of forced labour.

5.2. Employee Development and Training

5.2.1. It is important for employees to enhance their working skills for the development of their future career paths. The Group values the development of its employees and provides training opportunities in order to support them in gaining knowledge and skills on performing relevant jobs. Such trainings are managed through the ESG Policy.

Training activity	Performance review
During the reporting period, the Group's employees received induction training and technical training on topics such as building information modelling.	The Group conducts an annual performance review to assess the performance of its employees and to serve as a basis for determining their future promotion and direction of training.

During the reporting period, the Group has achieved the following indicators of employee development and training:

Number and percentage of staff that received training	**2023**	2022
Number of staff that received training	**110**	129
Percentage of staff that received training	**40.6%**	41%

Number of staff that received training by employment category	**2023**	2022
Chief executive	**0**	0
Management	**10**	12
General staff	**100**	117

Number of staff that received training by gender	2023	2022
Male	**52**	58
Female	**58**	71

5.3. Employee Health and Safety

5.3.1. The Group places the health and safety of its employees as top priority. At our graphene processing plant, our safety policy governs the mechanisms in place to ensure occupational risks are minimized. The following outlines major safety protocol and measure the plant implements:

Worker safety	Storage safety
All new workers at the processing plant is required to receive and pass the three-tier safety training. For personnel in charge of critical equipment and facilities, they are required to obtain operating certificates in accordance with relevant national regulations. To protect workers against dust hazards, the plant adopts the latest technology, such as a negative pressure system that ensures the effective delivery of fresh air. All personal protection equipment (PPE) provided to employees meet national or industry standards.	The input material required for operations are stored in special areas that meet relevant conditions, such as in terms of sun and moisture protection, ventilation, lightning protection, anti-static features etc. The storage areas are equipped with fire-fighting equipment and communication and alarm devices.

Equipment safety	Accident prevention
The input, intermediate and output products used in the operation process generates graphite powder. Although there is no risk of dust explosion, it is able to penetrate surrounding electrical equipment and cause short circuits and electric shock accidents. Thus, all electrical equipment in the vicinity are inspected and cleaned frequently to prevent such damage. The mechanical equipment used during operations are mainly high-pressure centrifugal fans, shut-off fans, filter presses, automatic packaging machines, etc., which are all qualified products with safety protection devices.	The plant has established safety prevention mechanisms at all levels. Front-line workers have reporting channels available to report potential safety issues in a timely manner. Safety management personnel ensure the reported issues are addressed and rectified by the maintenance team. In addition, the safety team engages in regular safety risk assessments to identify and mitigate potential safety hazards. In the event of an accident, the emergency plan is immediately activated and each case is investigated thoroughly to identify the root causes to avert against similar cases in the future.

5.3.2. At our offices, the Staff Handbook gives guidance to employees on handling occupational safety matters. For example, if old, worn or loose wiring is spotted, the relevant personnel should immediately notify the department head or an electrician; if an accident occurs, the relevant personnel should immediately notify the general manager and personnel department and escort the injured to the hospital.

5.4. COVID-19 measures

5.4.1. In response to the COVID-19 outbreak, we have taken a range of actions and measures to ensure business resilience, as well as ensure the safety of our employees and customers. The actions we implemented include but are not limited to:

- We integrated pandemic risks into the enterprise risk management mechanism. We constantly explore diversified businesses to avoid concentration in few business sectors or regions. Moreover, we included COVID-19 reporting and management guidelines in business continuity plans.
- We embraced new communications technologies to facilitate seamless communication for business continuity. During the reporting period, we have made extensive usage of the Zoom infrastructure.
- We provided protective and disinfection products such as face masks, alcohol-based hand sanitisers, bleach, cleansers and gloves at the workplace.
- We adopted special work arrangements, such as work-from-home policies and/or flexible working hours (to avoid peak hour travelling).

5.5. Staff Welfare Activities

5.5.1. Graphex holds activities for staff from time to time, to enhance employee well-being and sense of belonging in the company, we hold activities during festivity and birthday celebrations. The following lists some of the activities that were held this year:

- Seminar – Waterfront Space Drives Urban Revitalization
- Staff Design Sharing
- Supplier Presentation
- Office happy hour cum staff presentation and design sharing
- Christmas party – A festive event with plenty of food and drinks, lucky draw, gift exchange and games.

6. CONCERN ABOUT OUR ENVIRONMENT

The Group is dedicated to mitigating the negative environmental impacts associated with its operation. As a result, the Group places high importance on the environmental management of its operation, where the ESG policy sets out the Group's management approach on use of resources, emission management, natural resources and climate change.

6.1. Reasonable Use of Resources

6.1.1. The Group is committed to maximising resources use and conservation to the utmost. The following are the measures of resource conservation:

Resource type	Measures of conservation
Electricity	• Air-conditioning o Set the air-conditioning temperature to 24 to 26 degrees Celsius; o Regular maintenance of air-conditioning to ensure its efficient operation; o Set the air-conditioning system to auto off mode after 6:30 p.m. each day. • Computer o Set the computer monitor to the appropriate brightness and automatically go into hibernation if it is unused for a long period of time. • Light o Turn off the light outside the lobby area after 6:30 p.m. each day; and o Turn off the light of individual work area when leaving the office.
Gasoline	• Encourage staff to choose event venues nearby to reduce long distance travel.
Paper	• Use recycled paper or FSC-certified paper for office use; and • Encourage staff to use electronic communication tools for communication and reduce paper use; and • Install a smart printing system to the two printers in Hong Kong office to reduce paper usage and encourage staff awareness of unnecessary paper consumption.
Water	• Install a water tap sensor to automatically control the switch; and • Check the working condition of the faucet regularly, and report and repair in a timely manner if any problems were found.

6.1.2. To reduce energy consumption and raise awareness of energy conservation, we will continue to implement energy efficiency measures in our factories and offices. During the reporting period, the operations of our graphene and landscape architecture consumed an equivalent of 1,686 MWh of energy, with the graphene segment contributing 80% of total energy consumption. We will continue to evaluate effectiveness of our measures of conservation to further reduce energy use.

			Graphene		Landscape	
Energy consumption		**Unit**	**2023**	2022	**2023**	2022
Direct energy	Gasoline	MWh	**0**	0	**25.10**	28.3
Indirect energy	Electricity	MWh	**1,355.94**	666.1	**305.74**	317
	Heat	MWh	**0**	0	**0.02**	0
Total energy consumption		MWh	**1,355.94**	666.1	**330.86**	345.3
Gross Floor Area (GFA)		m^2	**2,423.18**	2,423.18	**2,813.30**	3,343.84
Energy intensity (per Gross Floor Area)		MWh/m^2	**0.56**	0.27	**0.14**	0.1

6.1.3. During the reporting period, the Group consumed a total of 1,087.2 m^3 of water for its landscape business segments. Regarding our graphene segment, no data is available as we withdraw groundwater from a local well, rather than from municipal supplies.

The coming year, the Group shall aim to set up systems to measure the groundwater withdrawal. The Group targets to identify the causes of high rates of water consumption and take remedial action to minimise the use of water.

		Graphene		Landscape	
Water consumption	**Unit**	**2023**	2022	**2023**	2022
Total water consumption	m^3	**N/A**	N/A	**1,087.2**	820
Water intensity (per Gross Floor Area)	m^3/m^2	**N/A**	N/A	**0.47**	0.25

6.2. Greenhouse gas (GHG) emissions

6.2.1. In support for the Paris Agreement goal of limiting global warming, the Group aims to reduce GHG emission intensity in the future.

6.2.2. Our carbon footprint has been quantified as below, with reference to the Guideline compiled by the Environmental Protection Department and Electrical and Mechanical Services Department of Hong Kong and the GHG Protocol.

6.2.3. During the reporting period, the Group's total GHG emissions amounted to 1,036.6 tonnes of carbon dioxide equivalent (tCO_2e), with the Graphene segment contributing 75%. Scope 1 emissions contributed 1%, which includes fuel use from vehicles. Scope 2 emissions included indirect GHG emissions from electricity and heat purchased, which accounted for 92%. For Scope 3, the Group included indirect emissions from business travels of its employees, which accounted for 7%.

			Graphene		Landscape	
GHG emissions		**Unit**	**2023**	2022	**2023**	2022
Scope 1	Stationary combustion	tCO_2e	**0**	0	**0**	0
	Mobile combustion	tCO_2e	**0**	0	**6.94**	7.8
Scope 2	Electricity	tCO_2e	**774.06**	387.7	**184.31**	193.6
	Heat	tCO_2e	**0**	0	**0.13**	0
Scope 3	Business travels	tCO_2e	**4.02**	5.5	**67.14**	47.6
Total GHG emissions		tCO_2e	**778.08**	393.2	**258.52**	249
GHG intensity (per Gross Floor Area)		tCO_2e/m^2	**0.32**	0.16	**0.11**	0.07

6.3. Air Emissions

6.3.1. The major air pollutants that are released from the Group's operations includes nitrogen oxides ("NO_x"), sulphur oxides ("SO_x"), and respirable suspended particulates ("RSP") from the use of vehicles and natural gas. For the graphene factory, the major air pollutants generated are acid and vapour discharged from the reactor. The exhaust gas is collected by an acid mist absorption tower, where the acidic components are removed by spraying with alkaline solution.

		Graphene		Landscape	
Air emissions	**Unit**	**2023**	2022	**2023**	2022
Nitrogen oxides (NO_x)	kg	**0**	0	**2.36**	2.45
Sulphur oxides (SO_x)	kg	**0**	0	**0.04**	0.04
Respirable suspended particulates (RSP)	kg	**0**	0	**0.17**	0.18

6.3.2. The Group is working towards improving our the performance on reducing air emissions, the Group is actively including studying the feasibility in monitoring air quality and encouraging employees to use public transport and other low-carbon emission travel methods, we aim to lower the air emissions year by year. We have encouraged our staff especially the senior staff to take public transport, while special permission is required from director for staff who request to use the company car for field trip.

6.4. Waste

6.4.1. During the reporting period, the Group generated a total of 12,120,852 kg of hazardous waste, which was composed of waste chemicals and graphite residues from graphite processing, as well as waste batteries and electronic equipment. All hazardous waste are handled by authorised contractors according to local regulations, while graphite residues were resold to third-parties for re-use/recycling. With regard to non-hazardous waste, the Group generated a total of 2,640.74 kg that was composed of general waste and recycled metal, plastic and paper.

		Graphene		**Landscape**	
Waste generated	**Unit**	**2023**	2022	**2023**	2022
Hazardous waste	kg	**12,120,852**	13,035,260	**0**	0
– Recycled	kg	**12,022,602**	12,927,530	**0**	0
Hazardous waste intensity (per Gross Floor Area)	kg/m^2	**5,002.04**	5,379.4	**0**	0
Non-hazardous	kg	**341.74**	382	**2,299**	3,261
– General waste	kg	**341.74**	382	**2,077**	2,539
– Recycled	kg	**0**	0	**222**	722
Non-hazardous waste intensity (per Gross Floor Area)	kg/m^2	**0.14**	0.16	**0.99**	0.98

6.4.2. In the graphite processing facility, another solid waste generated is sewage sludge separated after the neutralisation of the sewage. A sewage treatment station was built for the neutralisation treatment, where some of the treated wastewater is reused and some would be discharged. The sludge is collected and used for brick burning or road paving to avoid disposal and wastage.

6.4.3. The Group will continue to reduce hazardous waste and reuse and recycle non-hazardous waste on and off site in the forthcoming year.

6.4.4. In order to reduce non-hazardous waste from source and encourage recycling, the Group has placed recycling bins for waste recycling. Besides, HK office has installed a smart printing system to the two printers where access card is required for print out with restricted no. of printing quota. Printing request will be automatically cancelled if access card is not presented for more than 24 hours. This practice has successfully reduced paper waste production.

6.5. Climate Change

6.5.1. Climate change is a prevalent issue to all sectors and geographical regions. As our operations in the graphene and landscape architecture segment do not involve heavy energy consumption, climate change is not a material risk for Graphex in the short and medium term. Instead, our landscape architecture segment is capturing the greater opportunities present as infrastructure and real estate development seeks to mitigate against extreme weather and sea level rise. Climate risks can be categorised into physical and transition risks.

6.5.2. Physical climate risks

Physical climate risks come in the form of extreme weather conditions in greater frequency and intensity, as well as rise in sea level. The Group has established business continuity protocol in the case of extreme weather, including typhoons. Our offices have not experienced any significant extreme weather-related impact so far, but a deep climate risk assessment for the graphene manufacturing facility should be considered as it is a critical facility to Graphex.

6.5.3. Transition climate risks

Transition climate risks are the evolution of the regulatory, technological and market landscape due to climate change action. With regard to Graphex's operations, the most imminent climate-related regulation is the Municipal Waste Charging Scheme to be effective next year in Hong Kong. The regulation is seeking to alleviate burden on landfills and the associated carbon emissions. Graphex shall ensure all its Hong Kong offices, as a minimum, have robust recycling systems in place. In terms of opportunities, Graphex's landscape architecture segment can capture the growing market for low-carbon and climate-robust infrastructure and properties. Case studies on page 85 showcase some of our impact-making projects.

6.6. Protecting the Environment and Natural Resources

6.6.1. Noise

Noise pollution is one environmental impact arising from the graphite processing facility. The major source of noise in the facility is the air compressor, which is installed in an isolated room. To mitigate the impact of noise, the facility selects advanced technology and equipment with low noise. Noise absorption and shock absorbing measures are also implemented. For example, the compressor outlet is equipped with a resistant muffler that reduces the noise level by around 30dB.

6.6.2. Other natural resources

In all landscape design projects, the Group adheres to the principles of protecting natural habitats, and biodiversity conservation, in order to reduce the impact on natural resources and surrounding environment. In various projects with landscape builders, the Group also promotes the use of renewable energy in all possible circumstances. A complaint mechanism is also established to handle and respond to environmental-related comments and suggestions in a timely manner.

Graphex has been taking the leading role to promote biodiversity and blue-green infrastructure in both our landscape practices and research. In September 2020, HK office has applied a funding from Professional Services Advancement Support Scheme of the HK government to conduct a research on HK Urban Landscape Series – Sustainable Urban Streetscapes with an aim to promote the concept of urban forestry, biodiversity and blue-green infrastructure for the industry and the public about the importance to build up a resilient city against climate change. The final report was submitted to CEBD in June 2022 for approval.

6.7. Case Study 1: Quanzhou Binjiang Chenzhou Tingzhou – The Reunion of Green and City

Quanzhou Binjiang Chenzhou Tingzhou – The Reunion of Green and City is an integral component of the broader Quanzhou Riverfront Restoration initiative. The site, once an abandoned brownfield disconnected from the city, suffered severe degradation of its surrounding natural resources. Our project team leveraged the available resources in the vicinity to create a harmonious space where people and nature can interact seamlessly.

Guided by the principles of ecological restoration, the team undertook a comprehensive reengineering of the road system to restore the wetland ecological environment, considering the site's unique topography. By carefully redesigning the road layout, the project successfully reconstructed an ecosystem that fosters symbiosis and coexistence between various animal and plant species.

The project's focus on ecological restoration not only revitalized the site but also contributed to the preservation and enhancement of biodiversity. By restoring the wetland ecosystem, the team designed a sustainable environment that supports the natural balance and ecological functions necessary for the well-being of both flora and fauna.

Through the thoughtful integration of ecological principles and design expertise, the Quanzhou Binjiang Chenzhou Tingzhou project has transformed a neglected brownfield into a thriving space where humans and nature can thrive together. The project stands as a testament to the power of ecological restoration in reclaiming and revitalizing degraded landscapes, ultimately benefiting the local community and the surrounding ecosystem.

Aligning Design Strategies for Sustainable Development Goals (SDGs): Advancing Towards a Sustainable Future

At Graphex, we recognize the critical role of design in addressing global challenges and promoting sustainable development. With a firm commitment to the United Nations Sustainable Development Goals (SDGs) for ESG, our design approach incorporates a diverse range of strategies that actively contribute to the achievement of these goals.

Creating Thriving Urban Spaces: Embracing SDG #11 Sustainable Cities and Communities

Located in Fengze District, Quanzhou City, China, our project encompasses the flood land between Jiangbin North Road and Jinjiang River, spanning a total area of 330,000 square meters. Recognizing the importance of aligning with the Sustainable Development Goals (SDGs), our design aims to contribute to "Good Health and Well-Being" by creating urban green spaces that promote healthy lives and well-being for all ages.

With a focus on "Sustainable Cities and Communities," our project embraces the concept of sponge cities and integration. As a scattered space within the urban infrastructure, the site's unfriendly connectivity and contaminated land have limited its use by the local citizens. However, our design strategy aims to transform it into an important green space, enhancing connectivity between the sports park in the west, the residential area in the east, and the urban area of Quanzhou in the north. This approach promotes high accessibility and integrates nature as a vital element of sustainable cities while fostering inclusivity among diverse local communities.

Resilient Communities through Sustainable Infrastructure for SDG #9 Industry, Innovation, and Infrastructure

The design approach of our project signifies a significant breakthrough, placing utmost importance on respecting nature and utilizing natural resources as the foundation for ecological restoration. By preserving the original vegetation and leveraging the fluctuating tide levels, we have created a wetland landscape integrated with the principles of a sponge city, infusing the site with the essence of nature. Furthermore, local materials have been artfully incorporated to construct large-scale earth art installations.

Our design also aims to reduce the adverse effects of natural disasters and minimize the environmental impact of cities. By adopting nature-based approaches and integrating resilient features, we strive to enhance the site's resilience to natural hazards. Through thoughtful planning and design, we mitigate the potential risks posed by floods and other natural calamities, ensuring the safety of the site and its surroundings. Moreover, by incorporating sustainable practices and promoting the use of environmentally friendly materials, we actively contribute to reducing the overall environmental footprint of cities.

Sustaining Life on Land: Working Towards SDG Goal #15 through Ecosystem Restoration and Biodiversity Preservation

We embrace nature-based solutions to safeguard and restore terrestrial ecosystems, promote sustainable forest management, combat desertification, and reverse land degradation while addressing biodiversity loss. Leveraging the ebb and flow of the Jinjiang River's tides, our design allows water to enter during high tide, creating natural habitats for diverse flora and fauna. During low tide, a portion of the river water is retained, forming a small wetland environment that serves as a biological habitat. Additionally, we have established a gentle and meandering ground system that provides pathways for citizens to immerse themselves in the beauty of the natural landscape.

To connect communities with nature, our design harnesses the power of the rising and falling tides, diverting water into the park during high tide and creating wetland shoals during low tide to restore the wetland ecology. By utilizing the excavated soil to build viewing platforms and incorporating carefully designed arrangements of stones, we provide habitats for wetland animals and plants, ensuring a thriving ecosystem within the park. As the ecological renovation progresses, a riverside gallery gradually unveils the natural beauty of the mountains and the nostalgic memories of the hometown on the north bank of the Jinjiang River, creating a harmonious and enriching environment for residents and visitors alike.

Award

Landscape Architecture Awards 2023: Cultural and Urban Landscape Category – Awards of Exellence, International Federation of Landscape Architects: Asia-Pacific Region







6.8. Case study 2: Baiziwan Community Housing, Chaoyang district Beijing, China

In the context of rapid real estate development, the residential design landscape has become increasingly homogeneous, with limited focus on welfare-oriented housing. Baiziwan Social Housing, situated near Beijing's central business district, has integrated affordable housing communities with a universal ideal of dignified living. Our project team is committed to this transformative project, which prioritizes human well-being and societal equity. It embodies a simple yet elegant aesthetic that represents a significant leap forward in the pursuit of ideal living conditions in China.

Baiziwan Social Housing is driven by a profound commitment to improving the living conditions of low-income communities and introducing a design solution that fosters a more socially equitable and vibrant living environment. This project stands as an emblem of innovation and clear thinking, showcasing the potential that can be unlocked through socially responsive design. It serves as a testament to the possibilities that emerge when social needs are carefully balanced and addressed, and when a forward-thinking approach is taken to create an urban environment that not only meets practical requirements but also enriches the lives of its residents.

Baiziwan Social Housing is an inspiration for other initiatives to embrace similar opportunities and strive for socially conscious design.

SDG #11 Building Sustainable Communities for a Better Future: Social Housing's Design Approach

The design of Baiziwan Community Housing exemplifies a strong commitment to the principles of building Sustainable Cities and Communities. With a focus on integrating the community into the urban fabric and fostering connections between the neighborhood and the city, the project strives to create a sustainable and inclusive living environment.

A sense of intimacy and community with its human-scaled spaces, allowing for a vibrant and open urban experience. The incorporation of ample green spaces surrounding the residential blocks enhances both the aesthetics and sustainability of the development. These green spaces feature a diverse range of locally adapted plant species with seasonal variations, creating a pleasant and environmentally conscious living environment for the residents.

One significant aspect of the project is the introduction of green parkland, which brings about ecological benefits for both the residents and the city as a whole. The presence of green spaces contributes to natural humidification and cooling effects, thereby reducing the reliance on artificial cooling methods and promoting energy savings. To further enrich the landscape, the design incorporates a combination of local trees, shrubs, and grasses within nearly 2 meters of topsoil. This approach not only enhances the visual appeal of the green podium but also serves as a reservoir for rainwater recharge through permeable pavements, actively contributing to water conservation efforts.

Designing for SDG #3 Good Health and Well-Being: Baiziwan Social Housing's Social Equity Approach

Our project team recognizes the intrinsic value of social interactions and neighbourly connections in fostering happiness and community well-being. With a focus on creating a traditional community, our design aims to bring residents together within a spacious garden or courtyard adorned with vibrant flowers and thriving wildlife. This deliberate approach cultivates a sense of unity and belonging, providing a sanctuary where individuals can find solace, relaxation, and quality time with their families.

To actively respond to the needs of the community, our design incorporates with open and three-dimensional vertical living spaces that provide easy access to communal areas. These communal spaces, including purposefully designed theatres, foster social interaction and encourage connections among residents. Furthermore, the inclusion of lush greenery and plantings in these communal areas contributes to a vibrant and healthy living environment, offering residents the opportunity to engage with nature and benefit from a serene and green atmosphere.

A notable feature of the project is the inclusion of elevated community parks, which serve as expansive green open spaces for gathering and further contribute to the overall sense of placemaking. These parks provide ample opportunities for safe outdoor activities and enhance the well-being and quality of life for our residents.

At Baiziwan Social Housing, our design approach goes beyond providing affordable housing. We are dedicated to creating a community-oriented and enriching living experience. By prioritizing social connections, embracing the beauty of nature, and offering diverse communal spaces, our project aims to enhance the overall good health and well-being of the residents.

Award

2023 WLA Awards: Commercial Residential Design Category – Merit Award, World Landscape Architecture






7. KPI SUMMARY

7.1. Environmental performance

	Unit	2023	2022
Air emissions			
NO_x	kg	**2.36**	2.45
SO_x	kg	**0.04**	0.04
RSP	kg	**0.17**	0.18
GHG emissions			
Total GHG emissions	tCO_2e	**1,036.6**	642.2
GHG intensity	tCO_2e/m^2	**0.22**	0.11
Hazardous waste			
Total hazardous waste generated	kg	**12,120,852**	13,035,260
Hazardous waste recycled	kg	**12,022,602**	12,927,530
Hazardous waste generated intensity	kg/m^2	**2,556**	2,260
Non-hazardous waste			
Total non-hazardous waste generated	kg	**3,640.74**	3,642.8
Non-hazardous waste recycled	kg	**222**	722
Non-hazardous waste generated intensity	kg/m^2	**0.56**	0.63
Energy consumption			
Total energy consumption	MWh	**1,686.8**	1,011.4
Energy intensity	MWh/m^2	**0.36**	0.18
Water consumption			
Total water consumption	m^3	**1,087.2**	820
Water intensity	m^3/m^2	**0.23**	0.14

7.2. Social performances

		Unit	2023	2022
Number of employees				
Overall		Persons	**271**	314
By gender	Male	Persons	**162**	165
	Female	Persons	**109**	149
By employment type	Full-time	Persons	**261**	304
	Part-time	Persons	**10**	10
By employment category	Chief executive	Persons	**3**	3
	Management	Persons	**36**	26
	General staff	Persons	**232**	285
By age group	30 or below	Persons	**67**	96
	31–40	Persons	**85**	97
	41–50	Persons	**60**	58
	51 or above	Persons	**59**	63
By geographical region	Hong Kong	Persons	**43**	42
	Mainland China	Persons	**225**	270
	United States of America	Persons	**3**	2
Turnover rate				
Overall		%	**35.9**	30.2
By gender	Male	%	**27.5**	25.1
	Female	%	**46.5**	35.8
By age group	30 or below	%	**72.4**	50.2
	31–40	%	**28.6**	27.8
	41–50	%	**16.9**	24.2
	51 or above	%	**16.4**	6.3
By geographical region	Hong Kong	%	**21.2**	27.6
	Mainland China	%	**38.8**	30.6
	United States of America	%	**0**	40
Percentage of employees trained				
Overall		%	**40.6**	41.1
By gender	Male	%	**47.3**	45
	Female	%	**52.7**	55
By employment category	Chief executive	%	**0**	0
	Management	%	**9.1**	9.3
	General staff	%	**90.9**	90.7

		Unit	2023	2022
Average training hours				
Overall		Hours/person	**1.1**	1.2
By gender	Male	Hours/person	**0.9**	1.3
	Female	Hours/person	**1.3**	1
By employment category	Chief executive	Hours/person	**0**	0
	Management	Hours/person	**0.6**	2.1
	General staff	Hours/person	**0.1**	1.1
Occupational safety				
Number and rate of work-related fatality		Cases	**0**	0
Number and rate of work-related injuries		Cases	**0**	0
Number of days lost due to work injury		Cases	**0**	0
Number of suppliers				
Hong Kong		Number	**5**	5
Mainland China		Number	**44**	44

8. COMPLIANCE PERFORMANCE

Aspect	Laws and regulations that may have a significant impact on the Group	Compliance performance
Emissions	Environmental Protection Laws of the PRC; The Law of the PRC on the Prevention and Control of Water Pollution; The Law of the PRC on the Prevention and Control of Atmospheric Pollution; Air Pollution Control Ordinance; Waste Disposal Ordinance; Water Pollution Control Ordinance	The Group did not identify any material non-compliance cases in 2023.
Employment	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Occupational Safety and Health Ordinance	The Group did not identify any non-compliance cases in 2023.
Health and Safety	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Fire Control Law of the PRC; Occupational Safety and Health Ordinance; Employees' Compensation Ordinance	The Group did not identify any material non-compliance cases in 2023.
Labour Standards	Labour Law of the PRC; The Law of the PRC on the Protection of Minors; Employment Ordinance; Occupational Safety and Health Ordinance	The Group did not identify any material non-compliance cases in 2023.
Product Responsibility	Product Quality Law of the PRC; Patent Law of the PRC; Trade Descriptions Ordinance	The Group did not identify any material non-compliance cases in 2023.
Anti-corruption	Anti-Unfair Competition Law of the PRC; Anti-Money Laundering Law of the PRC; Prevention of Bribery Ordinance; Anti-Money Laundering and Counter-Terrorist Financing Ordinance	The Group did not identify any cases of material non-compliance nor were there any concluded legal cases regarding corruption practices brought against it or its employees in 2023.

9. ESG CONTENT INDEX

Aspects/KPI	Description	Section/statement	Page no.
A. Environment			
Aspect A1: Emissions			
General Disclosure	Information on:		
	(a) the policies; and	*Concern about Our Environment*	78
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	91
A1.1	Types of emissions and respective emissions data.	*Air Emissions; KPI Summary*	88
A1.2	Greenhouse gas emissions in total and intensity.	*Greenhouse gas (GHG) Emissions; KPI Summary*	88
A1.3	Total hazardous waste production and intensity.	*Waste; KPI Summary*	88
A1.4	Total non-hazardous waste production and intensity.	*Waste; KPI Summary*	88
A1.5	Description of emission target(s) set and steps taken to achieve them.	*Air Emissions; Greenhouse gas (GHG) Emissions*	80
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	*Waste*	81

Aspects/KPI	Description	Section/statement	Page no.
Aspect A2: Use of Resources			
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	*Concern about Our Environment*	78
A2.1	Direct and/or indirect energy consumption by type in total and intensity.	*Reasonable Use of Resources; KPI Summary*	79
A2.2	Water consumption in total and intensity.	*Reasonable Use of Resources; KPI Summary*	79
A2.3	Description of energy use efficiency initiatives and results achieved.	*Reasonable Use of Resources*	79
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	*Reasonable Use of Resources*	79
A2.5	Total packaging material used for finished products and, with reference to per unit produced.	*As identified by our ESG materiality assessment, packaging is not a material issue to our operations. Thus, we do not disclose data in this reporting period.*	N/A
Aspect A3: The Environment and Natural Resources			
General Disclosure	Policies on minimising the issuer's significant impact on the environment and natural resources.	*Promoting the Environment and Natural Resources*	82
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	*Promoting the Environment and Natural Resources*	82
Aspect A4: Climate Change			
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	*Climate Change; Protecting the Environment and Natural Resources*	82
A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	*Protecting the Environment and Natural Resources*	82

Aspects/KPI	Description	Section/statement	Page no.
B. Social			
Aspect B1: Employment			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer.	 *Employment Practices* *Compliance Performance*	73
B1.1	Total workforce by gender, employment type, age group and geographical region.	*KPI Summary*	89
B1.2	Employee turnover rate by gender, age group and geographical region.	*KPI Summary*	89
Aspect B2: Health and Safety			
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer.	 *Employee Health & Safety* *Compliance Performance*	76
B2.1	Number and rate of work-related fatalities.	*KPI Summary*	90
B2.2	Number of lost days due to work injury.	*KPI Summary*	90
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	*Employee Health & Safety*	76
Aspect B3: Development and Training			
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	*Employee Development & Training*	75
B3.1	The percentage of employees trained by gender and employee category.	*KPI Summary*	89
B3.2	The average training hours completed per employee by gender and employee category.	*KPI Summary*	90

Aspects/KPI	Description	Section/statement	Page no.
Aspect B4: Labour Standards			
General Disclosure	Information on: (a) the policies; and	*Employment Practices*	73
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	91
B4.1	Description of measures to review employment practices to avoid child and forced labour.	*Employment Practices*	73
B4.2	Description of steps taken to eliminate such practices when discovered.	*Employment Practices*	73
Aspect B5: Supply Chain Management			
General Disclosure	Policies on managing environmental and social risks of the supply chain.	*Supply Chain Management*	72
B5.1	Number of suppliers by geographical region.	*Supply Chain Management; KPI Summary*	72
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	*Supply Chain Management*	72
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	*Supply Chain Management*	72
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	*Supply Chain Management*	72

Aspects/KPI	Description	Section/statement	Page no.
Aspect B6: Product Responsibility			
General Disclosure	Information on:		71
	(a) the policies; and	*Responsible for Our Operations*	71
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	*There were no products sold or shipped subject to recalls for safety and health reasons during the reporting period.*	N/A
B6.2	Number of product and service-related complaints received and how they are dealt with.	*There were no products and service related complaints received during the reporting period.*	N/A
B6.3	Description of practices relating to observing and protecting intellectual property rights.	*Intellectual Property Rights*	72
B6.4	Description of quality assurance process and recall procedures.	*Product and service quality & safety*	71
B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	*Customer Privacy*	72

Aspects/KPI	Description	Section/statement	Page no.
Aspect B7: Anti-corruption			
General Disclosure	Information on: (a) the policies; and	*Anti-corruption*	73
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	*Compliance Performance*	N/A
B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	*Anti-corruption*	73
B7.3	Description of anti-corruption training provided to directors and staff.	*Anti-corruption*	73
Aspect B8: Community Investment			
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	*Community Development*	73
B8.1	Focus areas of contribution.	*Community Development*	73
B8.2	Resources contributed to the focus area.	*Community Development*	73

INDEPENDENT AUDITOR'S REPORT

國富浩華（香港）會計師事務所有限公司
Crowe (HK) CPA Limited
香港 銅鑼灣 禮頓道77號 禮頓中心9樓
9/F Leighton Centre,
77 Leighton Road,
Causeway Bay, Hong Kong

TO THE SHAREHOLDERS OF GRAPHEX GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (the "Company") and its subsidiaries (the "Group") set out on pages 105 to 237, which comprise the consolidated statement of financial position as at 31 December 2023, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants (the "Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2023, the Group incurred a loss attributable to owners of the parent of HK$113,168,000 and, as at 31 December 2023, the Group's current liabilities exceeded its current assets by HK$73,669,000. These conditions, along with other matters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in this respect.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matters
Revenue recognition of landscape architecture business	
During the year, revenue from landscape architecture business contracts accounted for 33.2% (2022: 36.0%) of the Group's total revenue. Revenue from these contracts were recognised progressively over time by reference to the percentage of completion using the input method, and based on the proportion of the actual cost incurred relative to the estimated total costs for satisfaction of the design services. The measurement of the value of contract work, based on percentage of completion method involves a significant degree of judgement by management; with estimates of the budgeted total costs, expected total contract revenues and the stage of completion of the contracts. The subjectivity involved in these judgements could lead to different amounts of profit and revenue being reported in the consolidated financial statements. The disclosures about revenue recognition are included in notes 2.4, 3, 4 and 5 to the consolidated financial statements.	We performed the following procedures, among others: • obtained an understanding of management's budgeting processes for estimating total contract costs and forecast costs to completion, including taking into account the historical accuracy of such estimates; • evaluated and tested the operating effectiveness of relevant internal controls regarding revenue recognition, including project controls over contract profitability and construction progress performed; • reviewed samples of key contracts with respect of project calculations and result forecasts and management's assessment thereof, which included a comparison between the budgeted and actual cost information; and • reviewed the adequacy of the disclosures made in the consolidated financial statements.

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters
Recoverability of trade and bills receivables and contract assets	
As at 31 December 2023, trade and bills receivables and contract assets of the Group amounted to approximately HK$147,991,000 (2022: HK$103,019,000) and HK$29,906,000 (2022: HK$30,634,000), after net of provision for lifetime expected credit losses of approximately HK$72,664,000 (2022: HK$59,497,000) and HK$80,717,000 (2022: HK$74,834,000), respectively. Loss allowances for lifetime expected credit losses of trade and bills receivables and contract assets are based on management's estimates, taking into account the past bad debt loss experience, ageing of overdue trade receivables, customers' repayment history and customers' financial position and an assessment of both the current and forward looking information such as forecast general economic conditions, all of which involve significant degree of management judgement. Relevant disclosures are included in notes 2.4, 3, 6, 20 and 23 to the consolidated financial statements.	We performed the following procedures, among others: • assessed and tested the Group's processes and key controls relating to the monitoring of trade and bills receivables and contract assets and the granting of credit terms and contract terms relating to billing milestones; • tested the accuracy of ageing analyses and obtained direct confirmations on sample basis of customer receivable balances; • evaluated the adequacy of the Group's impairment of trade and bills receivables and contract assets by reference to the Group's historical default data, past payment history, the historical loss rates as adjusted for the current economic condition and forward-looking information and the actual losses recorded during the current financial year; • checked subsequent settlements received from the customers after the reporting period end; and • reviewed the adequacy of the disclosures made in the consolidated financial statements.

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters
Impairment assessment of goodwill, other intangible assets, property, plant and equipment and right-of-use assets – Graphene Products Business	
As at 31 December 2023, in respect of Graphene Products Business, the carrying amount of goodwill, other intangible assets, property, plant and equipment and right-of-use assets are HK$101,939,000 (2022: HK$101,939,000), HK$460,623,000 (2022: HK$511,427,000), HK$9,990,000 (2022: HK$11,002,000) and HK$12,468,000 (2022: HK$13,872,000) respectively, which together accounted for 69.0% (2022: 71.3%) of the Group's total assets. Impairment is determined by assessing the recoverable amount of the cash-generating unit (the "CGU") to which the goodwill, other intangible assets, properly, plant and equipment and right-of-use assets are allocated. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell. For the year under review, the recoverable amount of the CGU has been determined based on the CGU's fair value less costs to sell, using cash flow projections specific to that CGU and applying a discount rate which reflects specific risks relating to that CGU, with the assistance from an independent professional qualified valuer. The impairment testing of goodwill, other intangible assets, property, plant and equipment and right-of-use assets required management to make certain estimates and assumptions that involve significant judgement and estimation uncertainties. Relevant disclosures are included in notes 2.4, 3, 4, 13, 14 and 15 to the consolidated financial statements.	We performed the following procedures, among others: • evaluated management's identification of the CGU, the allocation of assets to the CGU identified and the impairment assessment methodology adopted by management; • assessed the reasonableness of the key assumptions adopted by management in the preparation of the discounted cashflow forecasts, including the pre-tax discount rate, annual revenue growth rate for the 5-years period and gross profit ratio, long term growth rate of the CGU by taking into consideration of market trends and management's future plan; • compared actual results for the year against the previous period forecasted results prepared by management of the CGU subject to impairment assessment; and • reviewed the adequacy of the disclosures made in the consolidated financial statements.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Crowe (HK) CPA Limited
Certified Public Accountants
Hong Kong, 28 March 2024

Leung Chun Wa
Practising Certificate Number P04963

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the Year ended 31 December 2023

	Notes	2023 HK$'000	2022 HK$'000
REVENUE	5	**291,929**	341,241
Cost of sales	6	**(195,108)**	(221,279)
GROSS PROFIT		**96,821**	119,962
Other income and gains	5	**12,912**	30,013
(Loss)/gain on promissory note derecognised	29	**(4,519)**	3,673
Selling and marketing expenses		**(5,194)**	(5,375)
Administrative expenses		**(161,392)**	(155,546)
Loss on disposal of subsidiaries	4(iii)(a)	**(7,457)**	–
Impairment of financial and contract assets, net	6	**(22,278)**	(19,040)
Fair value loss on financial assets at fair value through profit or loss		**(8)**	–
Finance costs	7	**(23,748)**	(45,409)
Share of results of associates	17	**582**	(249)
LOSS BEFORE TAX	6	**(114,281)**	(71,971)
Income tax credit	10	**2,080**	2,321
LOSS FOR THE YEAR		**(112,201)**	(69,650)
Attributable to:			
Owners of the parent		**(113,168)**	(69,663)
Non-controlling interests		**967**	13
		(112,201)	(69,650)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	12		
Basic			
– For loss for the year		**(14.8 HK cents)**	(12.2 HK cents)
Diluted			
– For loss for the year		**(14.8 HK cents)**	(12.2 HK cents)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year ended 31 December 2023

	2023 HK$'000	2022 HK$'000
LOSS FOR THE YEAR	**(112,201)**	(69,650)
OTHER COMPREHENSIVE INCOME		
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:		
Exchange differences:		
Exchange differences on translation of foreign operations	**(8,393)**	(58,823)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	**(274)**	–
	(8,667)	(58,823)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:		
Equity investments designated at fair value through other comprehensive income:		
– Changes in fair value	**(59)**	(1,151)
– Income tax effect	**–**	51
	(59)	(1,100)
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	**(8,726)**	(59,923)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	**(120,927)**	(129,573)
Attributable to:		
Owners of the parent	**(121,878)**	(129,741)
Non-controlling interests	**951**	168
	(120,927)	(129,573)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

	Notes	**2023 HK$'000**	2022 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	**28,676**	35,403
Goodwill	14	**101,939**	101,939
Other intangible assets	15	**460,997**	512,089
Investments in joint ventures	16	**–**	–
Investments in associates	17	**801**	227
Equity investment designated at fair value through other comprehensive income	18	**34**	94
Prepayments, deposits and other receivables	21	**5,157**	4,902
Deferred tax assets	31	**3,240**	4,903
Total non-current assets		**600,844**	659,557
CURRENT ASSETS			
Inventories	19	**13,712**	16,901
Trade and bills receivables	20	**147,991**	103,019
Prepayments, deposits and other receivables	21	**27,677**	52,691
Financial assets at fair value through profit or loss	22	**23**	31
Contract assets	23	**29,906**	30,634
Tax recoverable		**–**	373
Cash and cash equivalents	24	**27,190**	31,470
Total current assets		**246,499**	235,119
CURRENT LIABILITIES			
Trade payables	25	**23,190**	13,398
Other payables and accruals	26	**119,174**	89,206
Lease liabilities	27	**4,682**	5,146
Interest-bearing borrowings	28	**135,882**	128,450
Convertible notes	30	**4,158**	16,585
Tax payable		**33,082**	33,898
Dividends payable		**–**	1,511
Total current liabilities		**320,168**	288,194
NET CURRENT LIABILITIES		**(73,669)**	(53,075)
TOTAL ASSETS LESS CURRENT LIABILITIES		**527,175**	606,482

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2023

	Notes	2023 HK$'000	2022 HK$'000
NON-CURRENT LIABILITIES			
Lease liabilities	27	**14,919**	18,648
Interest-bearing borrowings	28	**12,500**	13,500
Promissory note	29	**61,024**	90,074
Convertible notes	30	**–**	36,398
Deferred tax liabilities	31	**69,094**	78,020
Total non-current liabilities		**157,537**	236,640
NET ASSETS		**369,638**	369,842
EQUITY			
Equity attributable to owners of the parent			
Share capital			
– ordinary shares	32	**8,980**	6,835
– preference shares	32	**3,236**	3,236
Other reserves	35	**357,471**	370,513
		369,687	380,584
Non-controlling interests		**(49)**	(10,742)
TOTAL EQUITY		**369,638**	369,842

Lau Hing Tat Patrick
Director

Chan Yick Yan Andross
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31 December 2023

	Attributable to owners of the parent													
	Share capital HK$'000 (note 32)	Preference shares HK$'000 (note 32)	Share premium account* HK$'000 (note 32)	Share-based payment reserve* HK$'000 (notes 32 and 33)	Conversion rights of convertible notes* HK$'000 (note 30)	Warrant reserve* HK$'000 (note 30)	Fair value reserve* HK$'000	Capital reserve* HK$'000	Statutory reserve fund* HK$'000 (note 35)	Exchange fluctuation reserve* HK$'000	Accumulated losses* HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total equity HK$'000
At 1 January 2023	6,835	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842
Loss for the year	–	–	–	–	–	–	–	–	–	–	(113,168)	(113,168)	967	(112,201)
Other comprehensive income for the year:														
Exchange differences on translation of financial statements of foreign operations#	–	–	–	–	–	–	–	–	–	(8,377)	–	(8,377)	(16)	(8,393)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	–	–	–	–	–	–	–	–	–	(274)	–	(274)	–	(274)
Change in fair value of equity instruments designated at fair value through other comprehensive income, net of tax	–	–	–	–	–	–	(59)	–	–	–	–	(59)	–	(59)
Total comprehensive loss for the year	–	–	–	–	–	–	(59)	–	–	(8,651)	(113,168)	(121,878)	951	(120,927)
Issue of shares upon conversion of convertible notes	950	–	63,055	–	(12,123)	–	–	–	–	–	–	51,882	–	51,882
Issue of shares under the share award scheme	101	–	4,508	(4,609)	–	–	–	–	–	–	–	–	–	–
Issue of ordinary shares	1,094	–	41,572	–	–	–	–	–	–	–	–	42,666	–	42,666
Equity-settled share-based transactions	–	–	–	16,433	–	–	–	–	–	–	–	16,433	–	16,433
Transfer from statutory reserve fund upon disposal of subsidiaries	–	–	–	–	–	–	–	–	(2,770)	–	2,770	–	–	–
Release of non-controlling interests upon disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	10,234	10,234
Dividend paid and payable to non-controlling interests of partially owned subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(492)	(492)
At 31 December 2023	8,980	3,236	782,438	14,764	883	19,943	(2,606)	5	10,701	(16,420)	(452,237)	369,687	(49)	369,638

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As at 31 December 2023

	Attributable to owners of the parent													
	Share capital HK$'000 (note 32)	Preference shares HK$'000 (note 32)	Share premium account* HK$'000 (note 32)	Share-based payment reserve* HK$'000 (notes 32 and 33)	Conversion rights of convertible notes* HK$'000 (note 30)	Warrant reserve* HK$'000 (note 30)	Fair value reserve* HK$'000	Capital reserve* HK$'000	Statutory reserve fund* HK$'000 (note 35)	Exchange fluctuation reserve* HK$'000	Accumulated losses* HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total equity HK$'000
At 1 January 2022	5,091	–	362,856	7,687	15,414	15,196	(1,447)	5	10,701	51,209	(269,406)	197,306	(6,294)	191,012
Loss for the year	–	–	–	–	–	–	–	–	–	–	(69,663)	(69,663)	13	(69,650)
Other comprehensive income for the year:														
Exchange differences on translation of financial statements of foreign operations#	–	–	–	–	–	–	–	–	–	(58,978)	–	(58,978)	155	(58,823)
Change in fair value of equity instruments designated at fair value through other comprehensive income, net of tax	–	–	–	–	–	–	(1,100)	–	–	–	–	(1,100)	–	(1,100)
Total comprehensive loss for the year	–	–	–	–	–	–	(1,100)	–	–	(58,978)	(69,663)	(129,741)	168	(129,573)
Issue of convertible notes and warrants	–	–	–	–	7,769	4,747	–	–	–	–	–	12,516	–	12,516
Issue of shares upon conversion of convertible notes	506	–	35,550	–	(10,177)	–	–	–	–	–	–	25,879	–	25,879
Issue of shares upon exercise of share options	158	–	14,873	(4,747)	–	–	–	–	–	–	–	10,284	–	10,284
Issue of ordinary shares	1,080	–	84,833	–	–	–	–	–	–	–	–	85,913	–	85,913
Issue of preference shares	–	3,236	175,191	–	–	–	–	–	–	–	–	178,427	–	178,427
Transfers to statutory reserve fund	–	–	–	–	–	–	–	–	2,770	–	(2,770)	–	–	–
Dividend paid and payable to non-controlling interests of partially owned subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(4,616)	(4,616)
At 31 December 2022	6,835	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842

* These reserve accounts comprise the consolidated other reserves of HK$357,471,000 (2022: HK$370,513,000) in the consolidated statement of financial position.

Included in exchange differences related to foreign operations for 2023 is an amount related to investment in joint ventures and associates of HK$8,000 in credit balance (2022: HK$45,000 in credit balance).

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2023

	Notes	2023 HK$'000	2022 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		**(114,281)**	(71,971)
Adjustments for:			
Finance costs	7	**23,748**	45,409
Share of results of associates	6	**(582)**	249
Interest income	5	**(1,299)**	(1,465)
Dividend income from equity investments designated at fair value through other comprehensive income	5	**(91)**	(63)
Gain on disposal of property, plant and equipment, net	6	**(173)**	–
Loss on disposal of subsidiaries	4(iii)(a)	**7,457**	–
Fair value loss on financial assets at fair value through profit or loss	22	**8**	–
Amortisation and depreciation	6	**52,758**	59,959
Impairment of trade and bills receivables, net	6	**14,098**	6,052
(Reversal of impairment)/impairment of other receivables and other assets, net	6	**(319)**	3,243
Impairment of contract assets, net	6	**8,499**	9,745
Exchange gain		**(29)**	(209)
Equity-settled share-based payment expense		**16,433**	–
Waiver of interest on convertible notes	5	**–**	(4,765)
Waiver of interest on other borrowing		**–**	(392)
Gain on lease modification	5	**–**	(3,652)
Gain on lease termination	5	**(2)**	(42)
Gain on settlement of payables upon issue of ordinary shares	32(e)	**(156)**	–
Loss/(gain) on promissory note derecognised	29	**4,519**	(3,673)
Payables written back	5	**–**	(160)
		10,588	38,265
Decrease in inventories		**2,967**	18,404
(Increase)/decrease in contract assets		**(8,183)**	325
(Increase)/decrease in trade and bills receivables		**(61,375)**	4,730
Decrease in prepayments, deposits and other receivables		**15,754**	7,373
Increase in trade payables		**10,546**	5,470
Increase in other payables and accruals		**21,194**	4,353
Increase/(decrease) in contract liabilities		**1,677**	(4,691)
CASH (USED IN)/GENERATED FROM OPERATIONS		**(6,832)**	74,229
Interest received		**63**	69
Income tax paid		**(4,387)**	(9,356)
NET CASH FLOWS (USED IN)/GENERATED FROM OPERATING ACTIVITIES		**(11,156)**	64,942

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2023

	Notes	2023 HK$'000	2022 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**1,024**	655
Purchases of property, plant and equipment		**(738)**	(429)
Proceeds from disposal of property, plant and equipment		**312**	273
Payment of consideration payable		**–**	(86,500)
Repayment of loans from joint ventures		**33,048**	14,163
Loans to joint ventures		**(21,643)**	(16,806)
Repayment of loan from an associate		**665**	–
Loan to an associate		**–**	(291)
Dividend from equity instruments designated at fair value through other comprehensive income		**91**	63
Cash outflow upon disposal of subsidiaries	4(iii)(a)	**(220)**	–
Purchases of other intangible assets		**(424)**	(393)
Withdrawal of pledged bank deposits		**–**	1,164
NET CASH FLOWS GENERATED FROM/(USED IN) INVESTING ACTIVITIES		**12,115**	(88,101)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		**–**	85,913
Repayment of corporate bonds	37	**–**	(43,728)
Proceeds from issue of convertible notes	37	**–**	6,587
Repayment of lease liabilities	37	**(5,264)**	(8,247)
Interest paid	37	**(3,621)**	(23,280)
Proceeds from bank borrowings	37	**11,105**	11,774
Repayment of bank borrowings	37	**(11,105)**	(5,819)
Proceeds from other borrowings	37	**9,297**	19,782
Repayment of other borrowings	37	**(2,665)**	(13,307)
Loans from joint ventures	37	**–**	4,588
Repayment of loans to joint ventures	37	**–**	(8,465)
Dividend paid to non-controlling interests	37	**(2,003)**	(3,105)
NET CASH FLOWS (USED IN)/GENERATED FROM FINANCING ACTIVITIES		**(4,256)**	29,102

For the Year ended 31 December 2023

	Notes	2023 HK$'000	2022 HK$'000
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(3,297)**	5,943
Cash and cash equivalents at beginning of year		**31,470**	30,240
Effect of foreign exchange rate changes, net		**(983)**	(4,713)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**27,190**	31,470
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances as stated in the consolidated statement of financial position	24	**27,190**	31,470
CASH AND CASH EQUIVALENTS AS STATED IN THE STATEMENT OF CASH FLOWS		**27,190**	31,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2023

1. CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the "Company") was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company is investment holding and its subsidiaries (collectively referred to as the "Group") are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture businesses.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of incorporation or establishment/form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Earthasia Holdings Limited	British Virgin Islands/ limited liabilities company	US$100	100%	–	Investment holding
Earthasia (International) Limited ("EIL")	Hong Kong/limited liabilities company	HK$69,199,400	–	100%	Landscape architecture
烯石創新科技有限公司 ("Graphex Innovation and Technology Limited")	Hong Kong/limited liabilities company	HK$623,837,138	–	100%	Investment holding
Think High Global Limited	British Virgin Islands/ limited liabilities company	US$1	–	100%	Investment holding
Graphex Technologies, LLC	USA/limited liabilities Company	–	–	100%	Marketing of graphene products
泛亞景觀設計(上海)有限公司 ("Earthasia (Shanghai) Co., Ltd.")#	Mainland China/wholly foreign owned enterprise	US$10,000,000	–	100%	Landscape architecture
Earthasia Limited	Hong Kong/limited liabilities company	HK$10,000	–	100%	Landscape architecture
泛亞城市規劃設計(上海)有限公司 ("Earthasia Design (Shanghai) Co., Ltd.")#	Mainland China/wholly owned domestic enterprise	RMB21,000,000	–	100%	Landscape architecture

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of incorporation or establishment/form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
泛亞國際環境設計（廈門）有限公司（"Earthasia (Xiamen) Co., Ltd."）# （"EAXM"）	Mainland China/wholly owned domestic enterprise	RMB1,000,000	–	100%	Landscape architecture
前海泛亞景觀設計（深圳）有限公司（"Earthasia (QianHai) Limited"）# （"EA SZ"）	Mainland China/wholly foreign owned enterprise	RMB5,000,000	–	100%	Interior design and landscape architecture
Carbonaphene Holdings Limited	British Virgin Islands/ limited liabilities company	US$100	100%	–	Investment holding
上海淡奧新材料科技有限公司（"Shanghai Tanao New Materials Technology Company Ltd."）# （"SH Tanao"）	Mainland China/wholly foreign owned enterprise	HK$100,000,000	–	100%	Sale of graphene products
黑龍江省牡丹江農墾淡奧石墨烯深加工有限公司（"Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited"）# （"Tanao"）	Mainland China/wholly owned domestic enterprise	RMB50,000,000	–	100%	Manufacturing and sale of graphene products
上海泛艾景觀設計有限公司（"Shanghai Fan Ai Co. Ltd."）#	Mainland China/wholly owned domestic enterprise	RMB17,650,000	–	100%	Dormant
烯石（黑龍江）新能源科技有限公司（"Graphex (Heilongjiang) New Energy Technology Ltd."）#	Mainland China/wholly foreign owned enterprise	USD10,000,000	–	100%	Dormant
烯石（山東）新能源科技有限公司（"Graphex (Shandong) New Energy Technologies Limited"）# （"Graphex Shandong"）	Mainland China/wholly foreign owned enterprise	HK$50,000,000	–	100%	Dormant

The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

* Not audited by Crowe (HK) CPA Limited.

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Earthasia (Shanghai) Co., Ltd., Earthasia (QianHai) Limited, SH Tanao, Graphex (Heilongjiang) New Energy Technology Ltd. and Graphex Shandong are registered as wholly foreign-owned enterprises under the law of the People's Republic of China (the "PRC").

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations) issued by the International Accounting Standards Board (the "IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income and financial assets at fair value through profit or loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

In August 2022, the American Depository Shares ("ADSs") of the Company have successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol "GRFX". The Company will issue a separate set of consolidated financial statements prepared under the United States ("U.S.") Generally Accepted Accounting Principles ("US GAAP"), which will be separately audited by the U.S. auditors registered with the U.S. Securities and Exchange Commission.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$113,168,000 for the year ended 31 December 2023 and net current liabilities of HK$73,669,000 as at 31 December 2023.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

2.1 BASIS OF PREPARATION (Continued)

Going concern basis (Continued)

The directors of the Company have reviewed the Group's cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the consolidated financial statements of the Group for the year ended 31 December 2023 on a going concern basis.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group's liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i) Subsequent to the reporting period end and up to the date of approval of the consolidated financial standards, the Group has obtained a short-term loan facility of HK$20,000,000 for financing its working capital;

(ii) The Group has taken various cost control measures to tighten the costs of operations, including closing down under-performing restaurants;

(iii) The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv) Graphex (Shandong) New Energy Technologies Limited (the "Graphex Shandong"), being an indirect wholly-owned subsidiary of the Company established for the purpose of operating a project in Nanshu Town as referred to in note 38(b)(iii) to the consolidated financial statements, has on 26 October 2023 received a letter of intent ("LOI") issued by one of the four major banks of the PRC (the "Bank") to Graphex Shandong, whereby the Bank has indicated an intention of providing banking facilities of RMB400 million for the project (the "Proposed Loan"). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank's further evaluation on the Proposed Loan, finalisation of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these consolidated financial statements.

2.1 BASIS OF PREPARATION (Continued)

Basis of consolidation

The consolidated financial statements include the financial statements of the Group for the year ended 31 December 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e. existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a) the contractual arrangement with the other vote holders of the investee;

(b) rights arising from other contractual arrangements; and

(c) the Group's voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interests and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group's share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group's annual period beginning on 1 January 2023 for the preparation of these consolidated financial statements:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	*Insurance Contracts*
Amendments to IAS 1 and IFRS Practice Statement	*Disclosure of Accounting Policies*
Amendments to IAS 8	*Definition of Accounting Estimates*
Amendments to IAS 12	*Deferred Tax related to Assets and Liabilities arising from a Single Transaction*
Amendments to IAS 12	*Pillar Two Model Rules*

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

(a) Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 Making Materiality Judgements provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has disclosed the material accounting policy information in note 2.4 to the financial statements. The amendments did not have any impact on the measurement, recognition or presentation of any items in the Group's consolidated financial statements.

(b) Amendments to IAS 8 clarify the distinction between changes in accounting estimates and changes in accounting policies. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. Since the Group's approach and policy align with the amendments, the amendments had no impact on the Group's consolidated financial statements.

(c) Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognise a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions. The amendments did not have any impact on the Group's consolidated financial statements.

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (Continued)

(d) Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The amendments also introduce disclosure requirements for the affected entities to help users of the financial statements better understand the entities' exposure to Pillar Two income taxes, including the disclosure of current tax related to Pillar Two income taxes separately in the periods when Pillar Two legislation is effective and the disclosure of known or reasonably estimable information of their exposure to Pillar Two income taxes in periods in which the legislation is enacted or substantively enacted but not yet in effect. The Group has applied the amendments retrospectively. Since the Group did not fall within the scope of the Pillar Two model rules, the amendments did not have any impact to the Group's consolidated financial statements.

(e) Change in accounting policy as a result of application of the HKICPA guidance on the accounting implications of the abolition of the Mandatory Provident Fund ("MPF") – Long Service Payment ("LSP") offsetting mechanism in Hong Kong

The Group has several subsidiaries operating in Hong Kong which are obliged to pay LSP to employees under certain circumstances. Meanwhile, the Group makes mandatory MPF contributions to the trustee who administers the assets held in a trust solely for the retirement benefits of each individual employee. Offsetting of LSP against an employee's accrued retirement benefits derived from employers' MPF contributions was allowed under the Employment Ordinance (Cap. 57). In June 2022, the Government of the HKSAR gazetted the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the "Amendment Ordinance") which abolishes the use of the accrued benefits derived from employers' mandatory MPF contributions to offset severance payment and LSP (the "Abolition"). The Abolition will officially take effect on 1 May 2025 (the "Transition Date"). In addition, under the Amendment Ordinance, the last month's salary immediately preceding the Transition Date (instead of the date of termination of employment) is used to calculate the portion of LSP in respect of the employment period before the Transition Date. The application of amendments in the current year had no material impact on the consolidated financial statements.

2.3 ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[1]
Amendments to IAS 7 and IFRS 7	*Supplier Finance Arrangements*[2]
Amendments to IFRS 16	*Lease Liability in a Sale and Leaseback*[2]
Amendments to IAS 1	*Classification of Liabilities as Current or Non-current Liabilities*[2]
Amendments to IAS 1	*Non-current Liabilities with Covenants*[2]
Amendments to IAS 21	*Lack of Exchangeability*[3]

1 Effective for annual periods beginning on or after a date to be determined.
2 Effective for annual periods beginning on or after 1 January 2024.
3 Effective for annual periods beginning on or after 1 January 2025.

The directors of the Company anticipate that the application of all these new and amendments to IFRSs will have no material impact on these consolidated financial statements in the foreseeable future.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION

Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment loss.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and consolidated statement of comprehensive income, respectively. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Business combinations and goodwill (Continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at the end of each reporting period. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Fair value measurement

The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Fair value measurement (Continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than service contract assets, financial assets and deferred tax assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment loss may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person's family and that person

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group;

(b) the party is an entity where any of the following conditions applies:

(i) the entity and the Group are members of the same group;

(ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii) the entity and the Group are joint ventures of the same third party;

(iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) the entity is controlled or jointly controlled by a person identified in (a);

(vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress and buildings, are stated at cost less accumulated depreciation and any impairment loss. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment over its estimated useful life. The principal annual rates used for this purpose are as follows:

Right-of-use assets	Over the lease terms
Leasehold improvements	Over the shorter of the lease terms and 20%
Furniture and equipment	20%
Motor vehicles	20%
Plant and machinery	20%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less accumulated impairment loss, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassification to the appropriate category of property, plant and equipment when completed and ready for use.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Non-current assets and disposal group held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject to only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are amortised on the straight-line basis over the following useful economic lives:

Software	3–5 years
Backlog contract	20 years
Brand names	8–10 years
Patents	15 years
Trademarks	15 years
Customer relationship	15 years

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease of the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognise when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentive received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment loss, except for the following types of right-of-use asset:

– right-of-use assets that meet the definition of investment property are carried at fair value; and

– right-of-use assets related to leasehold land and buildings where the Group is the registered owner of the leasehold interest are carried at cost.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Leased assets (Continued)

As a lessee (Continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognised the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

In the consolidated statement of financial position, the current portion of long-term lease liability is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

Financial instruments

(i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Initial recognition and measurement (Continued)

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

The Group measures financial assets at amortised cost if both of the following conditions are met:

- The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the consolidated statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of profit or loss.

This category includes derivative instruments.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments) (Continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

(ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities through profit or loss, lease liabilities, loans and borrowings and payables.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables and accruals and interest-bearing borrowings.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(ii) Financial liabilities (Continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on the classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 Financial Instruments are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(ii) Financial liabilities (Continued)

Subsequent measurement (Continued)

Convertible notes that contain an equity component

Convertible notes that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed number of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

An initial recognition the liability component of the convertible notes is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible notes as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognised in the capital reserve until the notes are converted.

If the notes are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued.

Derecognition of financial assets and financial liabilities

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group’s consolidated statement of financial position) when:

- the rights to receive cash flows from the asset have expired; or

- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Derecognition of financial assets and financial liabilities (Continued)

(i) Financial assets (Continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates, if and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss.

(iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Impairment of financial assets

The Group recognises an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of financial assets (Continued)

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

Simplified approach

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss

For trade and bills receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of each of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

A contingent liability recognised in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of (i) the amount that would be recognised in accordance with the general guidance for provisions above; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the guidance for revenue recognition.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries/jurisdictions in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except

- when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income tax (Continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the each of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the statement of profit or loss by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non-monetary assets and released to the statement of profit or loss over the expected useful lives of the relevant assets by equal annual instalments.

Revenue and other income

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Revenue from contracts with customers (Continued)

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15 Revenue from Contracts with Customers.

(a) *Sale of graphene products*

Revenue from sale of graphene products is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the graphene products.

(b) *Landscape architecture design*

Revenue from the provision of landscape architecture design is recognised over time, using an input method to measure progress towards complete satisfaction of the service, because the Group's performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognises revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the construction services.

Claims to customers are amounts that the Group seeks to collect from the customers as reimbursement of costs and margins for scope of works not included in the original landscape architecture business contract. Claims are accounted for as variable consideration and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group uses the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which the Group will be entitled.

(c) *Provision of management services*

Revenue from the provision of management services is recognised over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Revenue from contracts with customers (Continued)

(d) Catering services

Revenue from the provision of catering services is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the products.

There are no contracts for the provision of catering services that provide customers with rights of return or volume rebates.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognised when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which ae included in the accounting policies for impairment for financial assets.

Contract liabilities

A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e. transfers control of the related goods or services).

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Contract costs

Other than the costs which are capitalised as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalised as an asset if all of the following criteria are met:

(a) The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify.

(b) The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

(c) The costs are expected to be recovered.

The capitalised contract costs are amortised and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognised. Other contract costs are expensed as incurred.

Share-based payments

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees for grants after 7 November 2002 is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 33 to the financial statements.

The cost of equity-settled transactions is recognised in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Share-based payments (Continued)

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognised. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted (note 33). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The cumulative expense recognised for cash-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. The liability is measured at the end of each reporting period up to and including the settlement date, with changes in fair value recognised in the statement of profit or loss.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Other employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance in Hong Kong for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the statement of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute 14% to 20% of their payroll costs to the central pension scheme. The contributions are charged to the statement of profit or loss as they become payable in accordance with the rules of the central pension scheme.

Termination benefits

Termination benefits are recognised at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises restructuring costs involving the payment of termination benefits.

Defined benefit plan

The Group operates a defined benefit pension plan which requires contributions to be made to a separately administered fund. The benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from defined benefit pension plans, comprising actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

- Past service costs are recognised in profit or loss at the earlier of:
  - the date of the plan amendment or curtailment; and
  - the date that the Group recognises restructuring-related costs

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Other employee benefits (Continued)

Defined benefit plan (Continued)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under "cost of sales" and "administrative expenses" in the consolidated statement of profit or loss by function:

- service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements
- net interest expense or income

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Dividends

Final dividends are recognised as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries, joint ventures and associates are currencies other than the Hong Kong dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into Hong Kong dollars at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into Hong Kong dollars at the weighted average exchange rates for the year.

The resulting exchange differences are recognised in other comprehensive income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the statement of profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Preference shares

Preference shares issued by the Group redeemable only at the Company's option and contain no contractual obligation to deliver cash or another financial asset. The Group classifies preference shares issued as an equity instrument. Fees, commissions and other transaction costs of preference share issuance are deducted from equity. The dividends on preference shares, if any, are recognised as profit distribution at the time of declaration.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

(i) Determining the method to estimate variable consideration and assessing the constraint for landscape architecture design

The Group seeks to collect claims from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract, which give rise to variable consideration. The Group determined that the expected value method is the appropriate method to use in estimating the variable consideration for claims in landscape architecture design, given there is a wide range of possible outcomes which are subject to negotiations with third parties.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determined that the estimates of variable consideration are not constrained based on its historical experience, current negotiations with customers, profitability of the head contracts of the customers and the current economic conditions.

The Group concluded that revenue for landscape architecture design is to be recognised over time because the customer simultaneously receives and consumes the benefits provided by the Group. The fact that another entity would not need to re-perform the landscape architecture design that the Group has provided to date demonstrates that the customer simultaneously receives and consumes the benefits of the Group's performance as it performs.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Revenue from contracts with customers (Continued)

(ii) Determining the timing of satisfaction of landscape architecture design and the recognition of revenue

The Group determined that the input method is the best method in measuring the progress of the landscape architecture design because there is a direct relationship between the Group's effort (i.e., labour hours incurred) and the transfer of services to the customer. The Group recognises revenue on the basis of the cost expended relative to the total expected cost to complete the services. Since the duration of providing the design services is relatively long and may cover more than one accounting period, the Group will review the contracts, revise budgets and adjust the revenue accordingly as the contract progresses.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Estimated useful lives of property, plant and equipment and other intangible assets

The Group's management determines the useful lives and related depreciation/amortisation charges for the Group's property, plant and equipment, and other intangible assets. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment, and other intangible assets of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation/amortisation charges where useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable/amortisable lives and therefore depreciation/amortisation in the future periods.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses an incremental borrowing rate ("IBR") to measure its lease liabilities. The IBR is the rate of interest that the Group would have to pay a borrower over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group estimates the IBR using observable inputs, such as market interest rates when available and is required to make certain entity-specific estimates.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2023 was HK$101,939,000 (2022: HK$101,939,000). Further details are given in note 14.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Provision for expected credit losses on trade and bills receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade and bills receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic products) are expected to deteriorate over the next year which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's trade and bills receivables and contract assets is disclosed in note 20 and note 23 to the financial statements, respectively.

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 42 to the consolidated financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value measurement of these investments as Level 3. The fair value of the unlisted equity investments at 31 December 2023 was HK$34,000 (2022: HK$94,000). Further details are included in note 18 to the financial statements.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Deferred tax assets

Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits and temporary differences. Where the actual or expected tax positions of the relevant companies of the Group in future are different from the original estimate, such differences will impact on the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

Development costs

The Group determines whether costs of research and development qualify for capitalisation, and has developed criteria in making that judgement. Therefore, the Group considers whether costs of research and development to be capitalised generates future cash flows, and whether the Group has the technical feasibility of completing the development so that the item under research and development will be available for use or sale and the Group has the intention to complete the development. The Group also considers the ability in measuring development expenditure during the development.

Fair value on extension of maturity date of promissory note

The fair value on extension of maturity date of promissory note is determined using valuation techniques including by reference to other instruments that are substantially the same and discounted cash flow analysis. The inputs to these models are taken from observable market where possible. Should any of the estimates and assumptions change, if any, it may lead to a material change in the fair value of the promissory note.

Fair value of preference shares issued for settlement of promissory note derecognised

The fair value of the non-convertible and non-participating preference shares amounted to approximately HK$178,427,000 (note 29) at the issue date was estimated by reference to the estimated present value of the derecognised promissory note at its date of derecognition, which is calculated using cash flow discounting technique on the future cash flows of that promissory note at the appropriate discount rate which reflects the market interest rate for the similar credit rating instruments.

Fair value of liability component of convertible notes at issue date

The fair value of liability component of convertible notes at each of the issue dates was determined by reference to the estimated present value of the future cash flows discounted using a discount rate which reflect the market interest rates on similar credit rating financial instruments at the respective issue dates.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Going concern basis

Up to the date of approval of the consolidated financial statements, the Group has obtained a short-term loan facility of HK$20,000,000 for financing its working capital. In addition, the Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities. The directors of the Company are of the opinion that the Group will be able to obtain necessary funds for its working capital requirements such that the Group will be able to continue as a going concern in the foreseeable future.

4. OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purpose, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a) Processing and sale of graphite and graphene related products (“Graphene Products Segment”);

(b) Providing landscape architecture design (“Landscape Architecture Design Segment”); and

(c) The catering business focuses on the operation of restaurants (“Catering Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

4. OPERATING SEGMENT INFORMATION (Continued)

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following table present revenue, profit/loss and certain asset, liability and expenditure information for the Group's operating segments for the year.

Year ended 31 December 2023

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment revenue (note 5)				
Sales to external customers	194,929	97,000	–	291,929
Elimination of intersegment sales	–	–	–	–
Segment results	(21,150)	(23,294)	(5,867)	(50,311)
Reconciliation				
Unallocated income and gains				804
Unallocated expenses				(42,560)
Unallocated finance costs				(21,982)
Unallocated depreciation and amortisation				(814)
Share of results of associates				582
Loss before tax				(114,281)
Segment EBITDA	25,709	(16,548)	(5,762)	3,399
Reconciliation				
Unallocated income and gains				804
Unallocated expenses				(42,560)
Share of results of associates				582
EBITDA (note (i))				(37,775)
Adjusted segment EBITDA (note (i))	38,319	(6,787)	1,708	33,240
Segment assets	744,222	87,663	–	831,885
Reconciliation				
Elimination of intersegment receivables				(15,641)
Unallocated assets				31,099
Total assets				847,343

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2023 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment liabilities	72,988	71,405	–	144,393
Reconciliation				
Elimination of intersegment payables				(15,641)
Unallocated liabilities				348,953
Total liabilities				477,705
Other segment information				
Share of results of associates and joint ventures unallocated				(582)
Impairment recognised in the statement of profit or loss				
– Financial and contract assets	12,610	9,668	–	22,278
Reconciliation				
Unallocated				–
Total				22,278
Depreciation and amortisation	45,874	5,970	100	51,944
Reconciliation				
Unallocated				814
Total				52,758
Income and gains allocated	4,701	5,359	2,048	12,108
Finance costs allocated	985	776	5	1,766
Investment in an associate unallocated				801
Capital expenditure (note (ii))	22	1,140	–	1,162
Reconciliation				
Unallocated				–
Total				1,162
Property, plant and equipment (excluding right-of-use assets)	9,990	1,680	–	11,670
Right-of-use assets	12,468	3,451	–	15,919
Reconciliation				
Unallocated				1,087
Total				28,676

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2022

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment revenue (note 5)				
Sales to external customers	214,614	122,856	3,771	341,241
Elimination of intersegment sales	–	–	–	–
Segment results	(7,243)	(3,941)	3,179	(8,005)
Reconciliation				
Unallocated income and gains				9,080
Unallocated expenses				(30,859)
Unallocated finance costs				(40,909)
Unallocated depreciation and amortisation				(971)
Share of results of associates				(249)
Loss before tax				(71,971)
Segment EBITDA	46,548	5,519	3,417	55,484
Reconciliation				
Unallocated income and gains				9,080
Unallocated expenses				(30,918)
Share of results of associates				(249)
EBITDA (note (i))				33,397
Adjusted segment EBITDA (note (i))	46,548	24,498	3,417	74,463
Segment assets	751,732	112,662	2,224	866,618
Reconciliation				
Elimination of intersegment receivables				(3,918)
Unallocated assets				31,976
Total assets				894,676
Segment liabilities	59,796	83,054	11,154	154,004
Reconciliation				
Elimination of intersegment payables				(3,918)
Unallocated liabilities				374,748
Total liabilities				524,834

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2022 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Other segment information				
Share of results of associates and joint ventures unallocated				249
Impairment recognised in the statement of profit or loss				
– Financial and contract assets	–	19,040	–	19,040
Reconciliation				
Unallocated				–
Total				19,040
Depreciation and amortisation	50,032	8,827	129	58,988
Reconciliation				
Unallocated				971
Total				59,959
Income and gains allocated	8,995	11,726	3,885	24,606
Finance costs allocated	3,759	632	109	4,500
Investment in an associate unallocated				227
Capital expenditure (note (ii))	–	822	–	822
Reconciliation				
Unallocated				–
Total				822
Property, plant and equipment (excluding right-of-use assets)	11,002	2,971	18	13,991
Right-of-use assets	13,872	5,488	173	19,533
Reconciliation				
Unallocated				1,879
Total				35,403

4. OPERATING SEGMENT INFORMATION (Continued)

Notes:

(i) Adjusted Segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment on/(reversal of impairment) financial and contract assets, (gain)/loss on promissory note derecognised/extension of promissory note, unallocated other income and gains and corporate expenses.

A reconciliation of Adjusted segment EBITDA to consolidated loss before tax is provided as follows:

	2023	2022
	HK$'000	HK$'000
Loss before tax	**(114,281)**	(71,971)
Add:		
Finance costs	**23,748**	45,409
Amortisation and depreciation		
– Property, plant and equipment	**2,733**	3,628
– Right-of-use assets	**5,518**	9,199
– Other intangible assets	**44,507**	47,132
EBITDA	**(37,775)**	33,397
Impairment of trade receivables, net	**14,098**	6,052
Impairment of contract assets, net	**8,499**	9,745
(Reversal of impairment)/impairment of other receivables, net	**(319)**	3,243
Loss on disposal of property, plant and equipment	**98**	–
Loss on disposal of subsidiaries	**7,457**	–
Share of results of associates and joint ventures	**(582)**	249
Fair value change on financial assets of fair value through profit or loss	**8**	–
Corporate expenses		
– Directors and corporate staff salaries	**18,625**	13,728
– Auditor's remuneration	**4,864**	4,742
– Legal and professional fees	**9,007**	6,836
– Publicity expenses	**1,801**	2,070
– Loss on promissory note derecognised	**4,519**	–
– Bank charges	**1,500**	668
– Others	**2,244**	2,813
	42,560	30,857
Unallocated income and gains		
– Dividend income from equity investments at fair value through other comprehensive income	**(91)**	(60)
– Interest income	**(233)**	(47)
– Waiver of interest on convertible notes	**–**	(4,765)
– Gain on promissory note derecognised	**–**	(3,673)
– Others	**(480)**	(535)
	(804)	(9,080)
Adjusted Segment EBITDA	**33,240**	74,463

(ii) Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

4. OPERATING SEGMENT INFORMATION (Continued)

Notes: (Continued)

(iii) On 1 August 2023 and 24 November 2023, the Group and a third party entered into two agreements, pursuant to which, the Group disposed of the entire equity interests in Yummy Food Holdings Limited ("Yummy Food") and Thai Gallery (HK) Limited ("Thai Gallery") and their subsidiaries at zero consideration. The disposal was completed on 24 November 2023.

(a) The assets and liabilities of Yummy Food and Thai Gallery at the date of disposal were as follows:

		2023	
	Yummy Food HK$'000	**Thai Gallery HK$'000**	**Total HK$'000**
Property, plant and equipment	**1**	**75**	**76**
Trade receivables	**–**	**588**	**588**
Cash and back balances	**157**	**63**	**220**
Prepayment and other receivables	**90**	**375**	**465**
Lease liabilities	**–**	**(77)**	**(77)**
Trade payable	**(498)**	**–**	**(498)**
Accruals and other payables	**(3,062)**	**(215)**	**(3,277)**
Non-controlling interests	**4,309**	**5,925**	**10,234**
Assets less liabilities (attributable to the Group) disposed of	**997**	**6,734**	**7,731**
Consideration	**–**	**–**	**–**
Release of translation reserve upon disposal	**478**	**(752)**	**(274)**
Loss on disposal	**1,475**	**5,982**	**7,457**
Analysis of net cash outflows in respect of the disposal			
Cash received	**–**	**–**	**–**
Cash and cash equivalent disposed of	**157**	**63**	**220**
Net cash outflows	**157**	**63**	**220**

(b) The results of Yummy Food and Thai Gallery during the year up to the date of disposal are as follows:

		2023	
	Yummy Food HK$'000	**Thai Gallery HK$'000**	**Total HK$'000**
Revenue	**–**	**–**	**–**
Other income*	**591**	**5,775**	**6,366**
Total expenses	**(3,673)**	**(438)**	**(4,111)**
(Loss)/profit for the year	**(3,082)**	**5,337**	**2,255**
Other comprehensive income for the year	**81**	**(1,021)**	**(940)**
Total comprehensive income for the year	**(3,001)**	**4,316**	**1,315**

		2022	
	Yummy Food HK$'000	Thai Gallery HK$'000	Total HK$'000
Revenue	–	3,771	3,771
Other income	23,208	10,870	34,078
Total expenses	(370)	(4,791)	(5,161)
Profit for the year	22,838	9,850	32,688
Other comprehensive income for the year	2,462	(557)	1,905
Total comprehensive income for the year	25,300	9,293	34,593

* For the year ended 31 December 2023, other income includes compensation from a supplier of approximately HK$1,043,000 and debt waiver from inter-group companies of approximately HK$4,305,000 which has been eliminated in the consolidated financial statements.

4. OPERATING SEGMENT INFORMATION (Continued)

Notes: (Continued)

(iii) (Continued)

(c) Cash inflows and outflows of Yummy Food and Thai Gallery during the year and up to the date of disposal:

	2023		
	Yummy Food HK$'000	**Thai Gallery HK$'000**	**Total HK$'000**
Net cash flows generated from operating activities	**13**	**728**	**741**
Net cash flows used in investing activities	**–**	**–**	**–**
Net cash flows used in financing activities	**–**	**(6,083)**	**(6,083)**
Net increase/(decrease) in cash and cash equivalents	**13**	**(5,355)**	**(5,342)**

	2022		
	Yummy Food HK$'000	Thai Gallery HK$'000	Total HK$'000
Net cash flows used in operating activities	(1,382)	(2,817)	(4,199)
Net cash flows used in investing activities	–	(93)	(93)
Net cash flows generated from/(used) in financing activities	1,307	(625)	682
Net decrease in cash and cash equivalents	(75)	(3,535)	(3,610)

Geographical information

(a) Revenue from external customers

	2023 HK$'000	2022 HK$'000
Mainland China	**265,561**	316,091
Hong Kong	**25,318**	23,204
Others	**1,050**	1,946
	291,929	341,241

The revenue information above is based on the locations of the companies.

During the years ended 31 December 2023 and 2022, other than Mainland China and Hong Kong, the Group derived revenue from Macau.

4. OPERATING SEGMENT INFORMATION (Continued)

Geographical information (Continued)

(b) Non-current assets

	2023 HK$'000	2022 HK$'000
Mainland China	**491,906**	544,292
Hong Kong	**3,759**	8,423
	495,665	552,715

The above analysis of non-current assets is based on the locations of the non-current assets and excludes goodwill and deferred tax assets.

Information about major customers

Revenue of approximately HK$56,589,000 (2022: HK$36,235,000) was derived from sales to a single customer.

5. REVENUE, OTHER INCOME AND GAINS

(a) Revenue for contract with customers

An analysis of revenue is as follows:

	2023 HK$'000	2022 HK$'000
Sale of graphene products	**194,929**	214,614
Landscape architecture design	**97,000**	122,856
Catering management services	**–**	3,771
	291,929	341,241

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(i) Disaggregated revenue information

For the year ended 31 December 2023

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Sale of graphene products	194,929	–	–	194,929
Landscape architecture services	–	97,000	–	97,000
Catering management services	–	–	–	–
Total revenue	194,929	97,000	–	291,929
Geographical markets				
Mainland China	194,929	70,632	–	265,561
Hong Kong	–	25,318	–	25,318
Others	–	1,050	–	1,050
Total revenue	194,929	97,000	–	291,929
Timing of revenue recognition				
Goods transferred at a point in time	194,929	–	–	194,929
Services transferred over time	–	97,000	–	97,000
Total revenue	194,929	97,000	–	291,929

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(i) Disaggregated revenue information (Continued)

For the year ended 31 December 2022

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Sale of graphene products	214,614	–	–	214,614
Landscape architecture services	–	122,856	–	122,856
Catering management services	–	–	3,771	3,771
Total revenue	214,614	122,856	3,771	341,241
Geographical markets				
Mainland China	214,614	97,706	3,771	316,091
Hong Kong	–	23,204	–	23,204
Others	–	1,946	–	1,946
Total revenue	214,614	122,856	3,771	341,241
Timing of revenue recognition				
Goods transferred at a point in time	214,614	–	–	214,614
Services transferred over time	–	122,856	3,771	126,627
Total revenue	214,614	122,856	3,771	341,241

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(i) Disaggregated revenue information (Continued)

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	2023	2022
	HK$'000	HK$'000
Revenue recognised that was included in contract liabilities at the beginning of the reporting period:		
Landscape architecture services	**16,481**	22,315

(ii) Performance obligations

Information about the Group's performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group's entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

Catering services

The performance obligation is satisfied upon delivery of catering products and payment at the same time.

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(ii) Performance obligations (Continued)

Management services

The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	2023 HK$'000	2022 HK$'000
Within one year	**70,741**	83,797
More than one year	**252,188**	330,749
	322,929	414,546

The remaining performance obligations expected to be recognised in more than one year relate to landscape architecture services that are to be satisfied within five years and catering management services that are to be satisfied within twenty years. All the other remaining performance obligations are expected to be recognised within one year. The amounts disclosed above do not include variable consideration which is constrained.

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(b) Analysis of other income and gains is as follows:

	2023 **HK$'000**	2022 HK$'000
Other income		
Service income	**3,156**	7,656
Dividend income from equity investments at fair value through other comprehensive income	**91**	60
Interest income	**1,299**	1,465
Waiver of interest on convertible notes	**–**	4,765
Waiver of interest on other borrowing	**–**	392
Profit guarantee compensation	**–**	2,327
Compensation from a catering supplier	**1,043**	–
Government grants	**5,747**	7,807
Foreign exchange differences, net	**29**	209
	11,365	24,681
Other gains		
Payables written back	**–**	160
Gain on disposal of property, plant and equipment, net	**173**	–
Gain on lease modification	**–**	3,652
Gain on lease termination	**2**	42
Gain on settlement of other payables upon issue of ordinary shares	**156**	–
Others	**1,216**	1,478
	1,547	5,332
	12,912	30,013

Government grants were received from government departments and for promoting the Group's business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6. LOSS BEFORE TAX

The Group's loss before tax is arrived at after charging/(crediting):

	Notes	2023 HK$'000	2022 HK$'000
Cost of inventories sold		**129,132**	151,456
Cost of services provided		**65,976**	69,823
Cost of sales	(a)	**195,108**	221,279
Depreciation of property, plant and equipment	13	**2,733**	3,628
Depreciation of right-of-use assets	13	**5,518**	9,199
Amortisation of other intangible assets	15	**44,507**	47,132
		52,758	59,959
Research and development costs		**18,125**	16,439
Share of results of associates	17	**(582)**	249
Lease payments for lease less than 12 months	13	**7,038**	1,106
Audit fees and other disbursements paid to:			
– HK auditors		**1,848**	1,760
– US auditors		**2,605**	2,605
– Other auditors		**583**	377
		5,036	4,742
Employee benefit expense (including directors' and chief executive's remuneration (note 8)):			
Wages and salaries		**72,854**	85,520
Equity-settled share-based payment expense	32	**9,607**	–
Pension scheme contributions (defined contribution scheme)		**12,901**	14,554
Welfare and other benefits		**507**	591
		95,869	100,665
Professional expenses			
– Equity-settled share-based payment expense	32	**6,826**	–
Administrative expenses	(b)	**161,392**	155,546
Foreign exchange differences, net		**(29)**	787
Gain on disposal of property, plant and equipment, net		**(173)**	–
Impairment of financial and contract assets:			
Impairment of trade and bills receivables, net	20	**14,098**	6,052
Impairment of contract assets, net	23	**8,499**	9,745
(Reversal of impairment)/impairment of financial assets included in prepayments, other receivables and other assets, net	21	**(319)**	3,243
		22,278	19,040

6. LOSS BEFORE TAX (Continued)

Notes:

(a) Cost of sales includes HK$40,748,000 (2022: HK$46,949,000) and HK$129,132,000 (2022: HK$151,456,000) related to staff costs and raw material expenses, respectively.

(b) Administrative expenses of approximately HK$161,392,000 (2022: HK$155,546,000) comprise employee benefit expenses of approximately HK$53,368,000 (2022: HK$51,985,000), depreciation of property, plant and equipment (including right-of-use assets) of approximately HK$6,176,000 (2022: HK$8,493,000), amortisation of other intangible assets of approximately HK$44,507,000 (2022: HK$47,132,000), auditors' remuneration of approximately HK$5,036,000 (2022: HK$4,742,000), research and development costs of approximately HK$18,125,000 (2022: HK$16,439,000), professional expenses related to equity-settled share-based payments of HK$6,826,000 (2022: HK$nil) and rental expense for short-term leases of approximately HK$7,038,000 (2022: HK$1,106,000), of which their respective total amounts are disclosed above, and other miscellaneous expenses of approximately HK$20,316,000 (2022: HK$25,649,000) for the year ended 31 December 2023.

7. FINANCE COSTS

An analysis of finance costs is as follows:

	2023	2022
	HK$'000	HK$'000
Interest on interest-bearing borrowings	**9,842**	11,543
Interest on convertible notes	**4,987**	18,999
Interest on promissory note	**7,628**	10,832
Interest on lease liabilities	**1,291**	4,035
	23,748	45,409

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Group	
	2023	2022
	HK$'000	HK$'000
Fees	**684**	684
Other emoluments:		
Salaries, allowances and benefits in kind	**4,149**	8,328
Equity-settled share-based payment expense	**411**	–
Pension scheme contributions and other benefits	**63**	99
	4,623	8,427
	5,307	9,111

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION (Continued)

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2023	2022
	HK$'000	HK$'000
Tam Ip Fong Sin	**120**	120
Wang Yuncai	**120**	120
Liu Kwong Sang	**144**	144
Tang Zhaodong	**120**	120
Chan Anthony Kaikwong	**180**	180
	684	684

The emoluments payable to the independent non-executive directors as at 31 December 2023 was HK$334,000 (2022: HK$220,000).

(b) Executive directors, non-executive directors and the chief executive

2023

	Salaries, allowances and benefits in kind HK$'000	Equity-settled share-based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	**1,124**	**137**	**22**	**1,283**
Qiu Bin	**1,440**	**137**	**18**	**1,595**
	2,564	**274**	**40**	**2,878**
Non-executive director:				
Ma Lida	**600**	**–**	**–**	**600**
Chief executive:				
Chan Yick Yan Andross	**985**	**137**	**23**	**1,145**
	4,149	**411**	**63**	**4,623**

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION (Continued)

(b) Executive directors, non-executive directors and the chief executive (Continued)

2022

	Salaries, allowances and benefits in kind HK$'000	Equity-settled share-based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	3,360	–	36	3,396
Yang Liu*	716	–	9	725
Qiu Bin	1,440	–	18	1,458
	5,516	–	63	5,579
Non-executive directors:				
Ma Lida	600	–	–	600
Chief executive:				
Chan Yick Yan Andross	2,212	–	36	2,248
	8,328	–	99	8,427

* On 29 June 2022, Mr. Yang Liu retired from his position as executive director of the Company.

(c) There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two directors and the chief executive (2022: two directors and the chief executive), details of whose remuneration are set out in note 8 above. Details of the remuneration for the year of the remaining two (2022: two) highest paid individuals who are neither a director nor a chief executive of the Company are as follows:

	2023 **HK$'000**	2022 HK$'000
Salaries, allowances and benefits in kind	**3,874**	3,373
Equity-settled share-based payment expense	**5,214**	–
Pension scheme contributions and other benefits	**149**	140
	9,237	3,513

The emoluments of the two (2022: two) individuals with the highest emoluments fell within the following bands:

	Number of individuals	
	2023	2022
Nil to HK$1,000,000	**–**	–
HK$1,000,001 to HK$1,500,000	**–**	1
HK$1,500,001 to HK$2,000,000	**–**	–
HK$2,000,001 to HK$2,500,000	**–**	1
HK$2,500,001 to HK$3,000,000	**–**	–
HK$3,000,001 to HK$3,500,000	**–**	–
HK$3,500,001 to HK$4,000,000	**–**	–
HK$4,000,001 to HK$4,500,000	**–**	–
HK$4,500,001 to HK$5,000,000	**2**	–
	2	2

10. INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2022: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises ("HNTE") on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2022: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2022: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾淤奥石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2022:15%) for a period of three years ending 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2022: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the USA and is subject to corporate income tax at 21%.

	2023	2022
	HK$'000	HK$'000
Current – Mainland China	**4,185**	6,506
Current – Hong Kong	**–**	–
	4,185	6,506
Deferred tax (note 31)		
– origination and reversal of temporary differences	**(6,265)**	(8,827)
Total tax credit for the year	**(2,080)**	(2,321)

10. INCOME TAX (Continued)

A reconciliation of the tax expense/(credit) applicable to loss before tax at the statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	2023									
	Hong Kong		Mainland China		Italy		Others		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Loss before tax	(4,644)		(39,507)		–		(70,130)		(114,281)	
Tax at the statutory tax rate	(766)	16.5	(9,877)	25.0	–	–	(1,226)	1.7	(11,869)	10.4
Lower tax rate for specific provinces or enacted by local authority	–	–	3,219	(8.1)	–	–	–	–	3,219	(2.8)
Tax effect of non-taxable income	(173)	3.7	(278)	0.7	–	–	–	–	(451)	0.4
Tax effect of non-deductible expenses	15	(0.3)	1,790	(4.5)	–	–	1,226	(1.7)	3,031	(2.7)
Temporary differences – not recognised	–	–	(4,085)	10.3	–	–	–	–	(4,085)	3.6
Tax effect of utilisation of tax losses	(221)	4.7	–	–	–	–	–	–	(221)	0.2
Tax losses not recognised	(3)	0.1	8,299	(21.0)	–	–	–	–	8,296	(7.3)
Tax expense at the Group's effective rate	(1,148)	24.7	(932)	2.4	–	–	–	–	(2,080)	1.8

	2022									
	Hong Kong		Mainland China		Italy		Others		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
(Loss)/profit before tax	(9,583)		(13,481)		721		(49,628)		(71,971)	
Tax at the statutory tax rate	(1,581)	16.5	(2,135)	15.8	201	27.9	(1,242)	2.5	(4,757)	6.6
Lower tax rate for specific provinces or enacted by local authority	–	–	275	(2.0)	–	–	–	–	275	(0.4)
Tax effect of non-taxable income	(4,014)	41.9	(583)	4.3	(201)	(27.9)	–	–	(4,798)	6.7
Tax effect of non-deductible expenses	3,064	(32.0)	4,459	(33.1)	–	–	1,242	(2.5)	8,765	(12.2)
Temporary differences – not recognised	(37)	0.4	(4,777)	35.4	–	–	–	–	(4,814)	6.7
Tax effect of utilisation of tax losses	(332)	3.5	(1,869)	13.9	–	–	–	–	(2,201)	3.1
Tax losses not recognised	3,259	(34.0)	1,950	(14.4)	–	–	–	–	5,209	(7.3)
Tax expense at the Group's effective rate	359	(3.7)	(2,680)	19.9	–	–	–	–	(2,321)	3.2

11. DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2023 and 2022.

12. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 763,145,541 (2022: 572,592,877) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2023 and 2022 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2023 **HK$'000**	2022 HK$'000
Loss		
Loss attributable to ordinary equity holders of the parent	**(113,168)**	(69,663)

	Number of shares	
	2023	2022
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	**763,145,541**	572,592,877

13. PROPERTY, PLANT AND EQUIPMENT

31 December 2023

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Total HK$'000
At 31 December 2022 and 1 January 2023:						
Cost	24,549	12,865	12,244	1,670	13,699	65,027
Accumulated depreciation	(3,160)	(11,887)	(10,546)	(1,334)	(2,697)	(29,624)
Net carrying amount	21,389	978	1,698	336	11,002	35,403
At 1 January 2023, net of accumulated depreciation and impairment	21,389	978	1,698	336	11,002	35,403
Additions	1,442	382	356	–	–	2,180
Depreciation	(5,518)	(910)	(859)	(103)	(861)	(8,251)
Disposal	–	–	(119)	(20)	–	(139)
Disposal of subsidiaries	(75)	–	(1)	–	–	(76)
Lease termination	(53)	–	–	–	–	(53)
Exchange realignment	(206)	(10)	(17)	(4)	(151)	(388)
At 31 December 2023, net of accumulated depreciation and impairment	16,979	440	1,058	209	9,990	28,676
At 31 December 2023:						
Cost	24,369	13,098	11,619	790	13,504	63,380
Accumulated depreciation	(7,390)	(12,658)	(10,561)	(581)	(3,514)	(34,704)
Net carrying amount	16,979	440	1,058	209	9,990	28,676

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

31 December 2022

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Total HK$'000
At 31 December 2021 and 1 January 2022:						
Cost	79,866	18,165	14,750	2,068	14,965	129,814
Accumulated depreciation	(24,206)	(13,401)	(11,818)	(1,331)	(1,999)	(52,755)
Impairment	–	(2,217)	(250)	–	–	(2,467)
Net carrying amount	55,660	2,547	2,682	737	12,966	74,592
At 1 January 2022, net of accumulated depreciation and impairment	55,660	2,547	2,682	737	12,966	74,592
Additions	8,479	256	173	–	–	8,908
Depreciation	(9,199)	(1,668)	(886)	(172)	(902)	(12,827)
Disposal	–	–	(94)	(179)	–	(273)
Lease modification	(30,167)	–	–	–	–	(30,167)
Lease termination	(251)	–	–	–	–	(251)
Exchange realignment	(3,133)	(157)	(177)	(50)	(1,062)	(4,579)
At 31 December 2022, net of accumulated depreciation and impairment	21,389	978	1,698	336	11,002	35,403
At 31 December 2022:						
Cost	24,549	12,865	12,244	1,670	13,699	65,027
Accumulated depreciation	(3,160)	(11,887)	(10,546)	(1,334)	(2,697)	(29,624)
Net carrying amount	21,389	978	1,698	336	11,002	35,403

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets is as follows:

	2023	2022
	HK$'000	HK$'000
Other properties leased for own use, carried at depreciated cost	**11,319**	14,259
Plant and machinery, carried at depreciated cost	**5,660**	7,130
	16,979	21,389

Impairment test on right-of-use assets and other property, plant and equipment with a carrying amount of HK$12,468,000 (2022: HK$13,872,000) and HK$9,990,000 (2022: HK$11,002,000), respectively, related to Graphene Products Business was disclosed in notes 14 and 15 below and no impairment was recognised at 31 December 2023 and 2022.

The analysis of expense items in relation to leases recognised in profit or loss is follows:

	2023	2022
	HK$'000	HK$'000
Depreciation expense of right-of-use assets	**5,518**	9,199
Interest expense on lease liabilities	**1,291**	4,035
Expense relating to short-term leases	**7,038**	1,106
	13,847	14,340

The Group had total cash outflows for leases of HK$6,555,000 in 2023 (2022: HK$12,282,000).

Derecognition of right-of-use assets of approximately HK$53,000 (2022: HK$30,418,000) and lease liabilities of approximately HK$55,000 regarding lease termination of office in the PRC during the year ended 31 December 2023 (2022: HK$34,112,000, upon lease termination of office and lease modification of other properties, plant and machinery in the PRC during the year ended 31 December 2022), resulting in a gain on lease termination of approximately HK$2,000 (2022: gain on lease termination and lease modification of approximately HK$42,000 and HK$3,652,000, respectively), credited to profit or loss for the year ended 31 December 2023.

During the year ended 31 December 2022, due to COVID-19 pandemic, the Group ceased operations of restaurants and wrote off the impaired property, plant and equipment with cost of approximately HK$4,898,000 against their accumulated depreciation and impairment of HK$4,898,000.

During the year ended 31 December 2023, no impairment charged on the right-of-use assets and property, plant and equipment were considered necessary (2022: HK$nil).

14. GOODWILL

	2023	2022
	HK$'000	HK$'000
Cost	**101,939**	101,939

At 31 December 2023 and 2022, the goodwill represented the expected future profitability of the existing Graphene Products Businesses that was acquired by the Group in previous years.

Impairment test of Graphene Products Business to which goodwill is allocated

During the year ended 31 December 2023, the Graphene Products Business segment has revenue from external customers of approximately HK$194.9 million (2022: HK$214.6 million) and adjusted EBITDA (as defined in note 4) of approximately HK$38.3 million (2022: HK$46.5 million), respectively. The ratio of adjusted EBITDA over revenue of the Graphene Products Business was about 19.7% (2022: 21.7%).

As at 31 December 2023, goodwill of HK$101,939,000 (2022: HK$101,939,000), together with other intangible assets (note 15), property, plant and equipment (note 13) and rights-of-use assets (note 13) are allocated to the cash-generating unit (the "CGU") of Graphene Products Business. The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in selling price and direct costs of graphene during the projection period. The directors of the Company estimate discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rate is based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

14. GOODWILL (Continued)

Impairment test of Graphene Products Business to which goodwill is allocated (Continued)

The calculation uses cash flow projections based on financial budgets approved by management covering a 5-years period and a pre-tax discount rate of 20% (2022: 20%) for the year ended 31 December 2023. The cash flows projections beyond the 5-year period are extrapolated using a growth rate of 2% (2022: 2%). This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, and such estimation is based on the unit's past performance and management's expectations for the market development. The ratio of adjusted EBITDA over revenue is estimated to be about 21.6% to 28.1% (2021: 19.5% to 26.9%) during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

The Group engaged STEAM Advisory Valuation Limited ("STEAM") (2022: CHFT Advisory and Appraisal Limited ("CHFT")), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of the CGU of Graphene Products Business to which goodwill of HK$101,939,000 (2022: HK$101,939,000), other intangible assets of HK$460,623,000 (2022: HK$511,427,000), comprising patents of HK$179,553,000 (2022: HK$199,356,000), trademarks of HK$159,516,000 (2022: HK$177,110,000) and customer relationships of HK$121,554,000 (2022: HK$134,961,000) as referred to note 15, property, plant and equipment of HK$9,990,000 (2022: HK$11,002,000) (note 13) and right-of-use assets of HK$12,468,000 (2022: HK$13,872,000) (note 13) are allocated, as at 31 December 2023. With reference to the assessment by STEAM (2022: CHFT), the recoverable amount of the CGU exceeded its carrying amount, with headroom of approximately HK$86.4 million (2022: HK$48.2 million), no impairment (2022: HK$nil) was required as at 31 December 2023.

15. OTHER INTANGIBLE ASSETS

		Graphene Products Business			
	Software	Patents	Trademarks	Customer relationships	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
31 December 2023					
Cost at 1 January 2023, net of accumulated amortisation	**662**	**199,356**	**177,110**	**134,961**	**512,089**
Additions	**424**	**–**	**–**	**–**	**424**
Amortisation provided during the year	**(708)**	**(17,073)**	**(15,168)**	**(11,558)**	**(44,507)**
Exchange realignment	**(4)**	**(2,730)**	**(2,426)**	**(1,849)**	**(7,009)**
At 31 December 2023	**374**	**179,553**	**159,516**	**121,554**	**460,997**
At 31 December 2023:					
Cost	**17,541**	**255,055**	**226,086**	**172,283**	**670,965**
Amortisation	**(17,167)**	**(75,502)**	**(66,570)**	**(50,729)**	**(209,968)**
Accumulated impairment	**–**	**–**	**–**	**–**	**–**
Net carrying amount	**374**	**179,553**	**159,516**	**121,554**	**460,997**
31 December 2022					
Cost at 1 January 2022, net of accumulated amortisation	1,586	236,618	210,214	160,188	608,606
Additions	393	–	–	–	393
Amortisation provided during the year	(1,233)	(17,892)	(15,895)	(12,112)	(47,132)
Exchange realignment	(84)	(19,370)	(17,209)	(13,115)	(49,778)
At 31 December 2022	662	199,356	177,110	134,961	512,089
At 31 December 2022:					
Cost	17,397	258,738	229,351	174,771	680,257
Amortisation	(16,668)	(59,382)	(52,241)	(39,810)	(168,101)
Accumulated impairment	(67)	–	–	–	(67)
Net carrying amount	662	199,356	177,110	134,961	512,089

15. OTHER INTANGIBLE ASSETS (Continued)

During the year ended 31 December 2023, backlog contracts and brand names at cost of approximately HK$18,052,000 and HK$6,893,000, respectively, were derecognised and written off against their accumulated amortisation and impairment of approximately HK$18,052,000 and HK$6,893,000, respectively.

Impairment test of Graphene Products Business to which other intangible assets are allocated

Patents, trademarks and customer relationships related to the Graphene Products Business acquired during the year ended 31 December 2019.

As disclosed in note 14, the recoverable amount of Graphene Products Business as the identified CGU has been determined on a value in use calculation. At 31 December 2023, the recoverable amount of the CGU, to which patents of HK$179,553,000 (2022: HK$199,356,000), trademarks of HK$159,516,000 (2022: HK$177,110,000) and customer relationships of HK$121,554,000 (2022: HK$134,961,000), goodwill of HK$101,939,000 (2022: HK$101,939,000) (note 14), property, plant and equipment of HK$9,990,000 (2022: HK$11,002,000) (note 13) and right-of-use assets of HK$12,468,000 (2022: HK$13,872,000) (note 13) are allocated, is determined taking into account the valuation performed by STEAM (2022: CHFT), based on the cash flows forecasts derived from the most recent financial budgets for the next five years approved by the management using the pre-tax discount rate of 20% (2022: 20%) per annum which reflects current market assessments of the time value of money and the risks specific to the CGU. Other key assumptions for the value in use calculations is the budgeted growth rate of 2% (2022: 2%), which is determined based on the past performance, management's expectations for the market development and market growth forecasts. The ratio of adjusted EBITDA over revenue is estimated to be about 21.6% to 28.1% (2022: 19.5% to 26.9%) during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

Based on the impairment test as detailed in note 14 above, by reference to the valuation prepared by STEAM (2022: CHFT), the recoverable amount of the CGU, to which patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) are allocated, exceeds its carrying amount as at 31 December 2023. Accordingly, no impairment loss (2022: HK$nil) on patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) in respect of Graphene Products Business has been recognised during years ended 31 December 2023.

16. INVESTMENTS IN JOINT VENTURES

	2023 **HK$'000**	2022 HK$'000
Share of net assets	**–**	–

16. INVESTMENTS IN JOINT VENTURES (Continued)

Particulars of the Group's joint ventures are as follows:

Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activity
Trade More Global Limited ("Trade More") (note a)	Issued ordinary shares US$1,100	British Virgin Islands	30	50	30	Investment Holding
Earthasia Worldwide Holdings Limited ("EA Trading") (note a)	Issued ordinary shares HK$100	Hong Kong	30	50	30	Trading business
Earthasia International (Japan) Limited ("Japan Trading") (note a)	Issued ordinary shares JPY50,000,000	Japan	30	50	30	Dormant
上海奕桂品牌管理有限公司 ("上海奕桂") (note a)	Registered capital RMB1,000,000	Mainland China	30	50	30	Trading business
大連鵬亞國際貿易有限公司 ("Dalian Pengya International Trade Co., Ltd"#) ("Dalian Trading") (note a)	Registered capital RMB2,000,000	Mainland China	30	50	30	Trading business
Graphex Michigan I, LLC (note b)	90 joint ventures units	United States	33.3	33.3	25	Business not yet commenced and inactive

Trade More and its wholly owned subsidiaries, EA Trading, Japan Trading, 上海奕桂 and Dalian Trading are indirectly held by the Company.

Graphex Michigan I, LLC was incorporated during the year ended 31 December 2022 which is indirectly held by the Company.

\# The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

16. INVESTMENTS IN JOINT VENTURES (Continued)

Notes:

(a) The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2023 **HK$'000**	2022 HK$'000
Share of the joint ventures' loss for the year	**–**	–
Share of the joint ventures' total comprehensive loss	**–**	–
Aggregate carrying amount of the Group's investments in the joint ventures	**–**	–

The Group has discontinued the recognition of its share of loss of a joint venture, EA Trading, because the share of loss of the joint venture exceeded the Group's interest in the joint venture and the Group has no obligation to take up further loss. The amount of the Group's unrecognised share of loss and other comprehensive income of EA Trading for the year and accumulated losses were HK$1,452,000 (2022: HK$1,954,000) and HK$12,485,000 (2022: HK$11,033,000), respectively.

At the reporting period end, there are no material commitments and contingent liabilities in the joint ventures that are attributable to the Group.

(b) Graphex Technologies, LLC ("Graphex Tech") (an indirect wholly-owned subsidiary of the Company) and the joint venture partner (the "JV Partner") entered into an agreement in relation to the formation of a joint venture, Graphex Michigan I, LLC ("JV"), in the U.S. on 30 May 2022 ("Agreement Date"), initially expected to be near Detroit, Michigan (the "JV Agreement"). The purpose of the JV shall be to develop and operate in Michigan a single facility, factory or other manufacturing or processing plant for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite, including without limitation spherical graphite processing and pitch coating of spherical graphite for use in any industry, including without limitation in connection with providing anode material for lithium-ion batteries utilised in electric automotive vehicles ("Anode Material Processing Facility"). Pursuant to the JV Agreement, upon formation of the JV, Graphex Tech will initially own one-third and the JV Partner will initially own two-third of the JV membership interest.

Graphex Tech shall cause the Group to grant the JV a perpetual, royalty-free right and license to use and exploit the technologies in connection with the establishment, development and operation of the Anode Material Processing Facility. Graphex Tech shall ensure that all appropriate personnel of the Group are involved and Graphex Tech shall furnish services of all its Michigan-based personnel in all stages of development and operation of such Anode Material Processing Facility. Graphex Tech shall arrange for offtake agreements with applicable mines and/or initial processors for supplying the necessary or appropriate graphite flake or high-quality spherical graphite to be utilised in such Anode Material Processing Facility, including without limitation from the Group's plant in the PRC to the extent necessary and legally permissible.

16. INVESTMENTS IN JOINT VENTURES (Continued)

The JV Partner shall furnish the services of all its Michigan-based personnel, who will primarily be responsible for handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility. The JV Partner shall contribute US$15 million to the JV (the "Cash Contribution") and arrange and provide for all office and administrative support for the JV in the United States, provided that the JV shall pay the JV Partner a reasonable amount for rent. In addition, the JV Partner will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility. The JV Partner shall utilise its contacts to manage all governmental and regulatory concerns.

The management of the JV and all decisions concerning the business affairs of the JV shall be made by the managing members or any authorised agent designated in writing by the managing members. The managing members shall be Graphex Tech and the JV Partner (the "Managing Member(s)"). Consent of the Managing Members shall be the approval of more than 75% of the managing member voting percentages (the managing member voting percentage for each Managing Member shall be in accordance such Managing Member's percentage of JV membership interest). The Managing Members have the power, on behalf of the JV, to do all things necessary or convenient to carry out the business and affairs of the JV.

Distributions, if any, shall be made in the sole discretion of the Managing Members. In the event that the Managing Members make a distribution of any proceeds, it shall be paid to the JV Members in the following priority:

(i) During the first four years following the Agreement Date, 75% of each distribution shall be paid to the JV Partner and the balance shall be paid to Graphex Tech;

(ii) During the fifth year following the Agreement Date, 75% of each distribution shall be paid to Graphex Tech and the balance shall be paid to the JV Partner; and

(iii) Thereafter, distributions shall be paid to all JV Members pro rata in accordance with their JV Membership Interest.

Pursuant to the JV Agreement, (i) the JV Partner has granted Graphex Tech a conditional call option for purchasing 30 JV units (representing one-third of the JV membership interest) from the JV Partner in consideration for 35,000,000 new ordinary shares to be issued by the Company at the issue price of HK$1.10 each (the "Consideration Shares"); and (ii) Graphex Tech has granted the JV Partner a conditional put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV Membership Interest) from the JV Partner in consideration for 35,000,000 Consideration Shares. At 31 December 2022, the conditions for the call option and the put option are not yet fulfilled and the directors of the Company consider that the fair value of the group's obligations under the call option and the put option to be insignificant.

On 31 May 2022, the JV has been established as a Delaware limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act. Up to 31 December 2023, neither the Group nor the JV Partner has contributed the above-mentioned technologies and the Cash Contribution, as contemplated in the JV Agreement, to the JV. The JV has not yet commenced its business and has insignificant operating results and cash flows for the years ended 31 December 2022 and 2023 and has immaterial assets and liabilities at 31 December 2022 and 2023.

17. INVESTMENTS IN ASSOCIATES

	2023	2022
	HK$'000	HK$'000
Share of net assets	**801**	227

Particulars of the Group's associates are as follows:

Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activity
上海泰迪朋友投資管理有限公司(Shanghai Teddy Friends Investment Management Limited#) ("Teddy")	Registered capital of RMB27,000,000	Mainland China	20	20	20	Investment holding
蘇州蘇迪投資發展有限公司 (Suzhou Sudi Investment and Development Limited#) ("Sudi")	Registered capital of RMB35,000,000	Mainland China	10	10	10	Operating a theme park facility in Mainland China

Teddy and its 51% subsidiary, Sudi, are indirectly held by the Company.

The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English name.

17. INVESTMENTS IN ASSOCIATES (Continued)

Teddy and Sudi are considered as associates of the Group and are accounted for using the equity method.

The following table illustrates the summarised financial information in respect of Teddy, adjusted for any differences in accounting policies and reconciled to the carrying amount in the financial statements:

	Teddy	
	2023	2022
	HK$'000	HK$'000
Current assets	**24,590**	4,657
Non-current assets	**489**	26,816
Current liabilities	**(14,865)**	(30,798)
Non-controlling interests	**6,207**	984
Equity attributable to the owners of the parent	**4,007**	(309)
Reconciliation to the Group's interest in the associate:		
Proportion of the Group's ownership	**20%**	20%
Group's share of net assets of the associates	**801**	(62)
Balance with the Group	**–**	289
Carrying amount of the investment	**801**	227
Revenue	**–**	239
Profit/(loss) for the year	**2,911**	(1,245)
Other comprehensive income	**–**	–
Total comprehensive income/(loss) for the year	**2,911**	(1,245)
Group's share of results	**582**	(249)

18. EQUITY INVESTMENT DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2023	2022
	HK$'000	HK$'000
Unlisted equity investment, at fair value		
深圳市前海邦你貸互聯網金融服務有限公司 ("Lendbang")		
At 1 January	**94**	1,312
Fair value loss through other comprehensive income	**(59)**	(1,151)
Exchange realignment	**(1)**	(67)
At 31 December	**34**	94

The Group's held 7.41% (2022: 7.41%) interest in the above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.

During the year ended 31 December 2023, the Group received dividends in the amount of HK$91,000 (2022: HK$60,000), from Lendbang.

19. INVENTORIES

	2023	2022
	HK$'000	HK$'000
Raw materials	**775**	7,163
Finished goods	**12,937**	9,738
	13,712	16,901

At 31 December 2023, the carrying amount of inventories carried at the lower of cost and net realisable value amount to HK$13,712,000 (2022: HK$16,901,000).

20. TRADE AND BILLS RECEIVABLES

	2023	2022
	HK$'000	HK$'000
Trade and bills receivables	**220,655**	162,516
Allowance for impairment	**(72,664)**	(59,497)
	147,991	103,019

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group's trade and bills receivables were amounts billed of HK$78,252,000 (2022: HK$124,498,000) and billable of HK$142,403,000 (2022: HK$38,018,000).

An ageing analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and net of loss allowance for lifetime expected credit losses, is as follows:

	2023	2022
	HK$'000	HK$'000
Within 6 months	**75,972**	91,452
Over 6 months but within 1 year	**49,715**	7,633
Over 1 year but within 2 years	**20,962**	3,610
Over 2 years but within 3 years	**1,342**	324
	147,991	103,019

The movements in the loss allowance for lifetime expected credit losses of trade and bills receivables are as follows:

	2023	2022
	HK$'000	HK$'000
At 1 January	**59,497**	58,612
Impairment loss, net (note 6)	**14,098**	6,052
Exchange alignment	**(931)**	(5,167)
At 31 December	**72,664**	59,497

20. TRADE AND BILLS RECEIVABLES (Continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions, and settlement patterns and history of the customers as adjusted for subsequent settlements received by the Group up to the date of approval of the consolidated financial statements.

Set out below is the information about the credit risk exposure on the Group's trade and bills receivables using a provision matrix:

For Landscape PRC Customers (HK$'000)

As at 31 December 2023

	Less than 6 months	**6 to 12 months**	**1 to 2 years**	**2 to 3 years**	**Over 3 years**	**Credit impaired**	**Total**
Expected credit loss rate	**8.48%**	**22.27%**	**80.83%**	**88.42%**	**100%**	**100%**	**76.25%**
Gross carrying amount	**13,118**	**4,149**	**8,374**	**11,476**	**34,082**	**5,278**	**76,477**
Expected credit losses	**1,112**	**924**	**6,769**	**10,147**	**34,082**	**5,278**	**58,312**

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	3.72%	41.08%	77.79%	93.86%	100%	100%	63.36%
Gross carrying amount	27,557	5,457	15,122	4,917	32,762	5,354	91,169
Expected credit losses	1,024	2,242	11,764	4,615	32,762	5,354	57,761

20. TRADE AND BILLS RECEIVABLES (Continued)

For Landscape HK Customers (HK$'000)

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	**0%**	**0%**	**2.35%**	**91.5%**	**100%**	**100%**	**8.39%**
Gross carrying amount	**3,970**	**410**	**85**	**153**	**50**	**218**	**4,886**
Expected credit losses	**–**	**–**	**2**	**140**	**50**	**218**	**410**

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0.42%	2.11%	6.59%	52.63%	100%	100%	8.52%
Gross carrying amount	2,879	237	167	38	39	218	3,578
Expected credit losses	12	5	11	20	39	218	305

For Graphene Customers (HK$'000)

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	**2.42%**	**9.11%**	**28.48%**	**100%**	**100%**	**100%**	**10.01%**
Gross carrying amount	**61,487**	**50,698**	**26,950**	**119**	**38**	**–**	**139,292**
Expected credit losses	**1,491**	**4,618**	**7,676**	**119**	**38**	**–**	**13,942**

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0.50%	25.63%	46.07%	100%	0%	100%	2.50%
Gross carrying amount	61,755	3,910	178	39	–	–	65,882
Expected credit losses	308	1,002	82	39	–	–	1,431

20. TRADE AND BILLS RECEIVABLES (Continued)

For Catering Customers (HK$'000)

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0%	0%	0%	0%	0%	100%	0%
Gross carrying amount	605	1,282	–	–	–	–	1,887
Expected credit losses	–	–	–	–	–	–	–

21. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2023 HK$'000	2022 HK$'000
Current:		
Prepayments	**8,771**	8,191
Trade deposits paid for purchasing raw materials	**10,694**	28,008
Deposits and other receivables	**9,691**	8,270
Loans to joint ventures (note 39(a)(iii))	**–**	10,818
Loans to an associate (note 39(a)(iv) and (vi))	**2,216**	2,918
Impairment allowance	**(3,695)**	(5,514)
	27,677	52,691
Non-current:		
Prepayments for purchase of plant and equipment	**4,834**	3,224
Rental deposits paid	**323**	1,678
	5,157	4,902
Total	**32,834**	57,593

21. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (Continued)

The movements in provision for impairment of prepayments, other receivables and other assets are as follows:

	2023 HK$'000	2022 HK$'000
At 1 January	**5,514**	4,070
(Reversal of impairment)/impairment, net (note 6)	**(319)**	3,243
Written-off	**(1,433)**	(1,453)
Exchange alignment	**(67)**	(346)
At 31 December	**3,695**	5,514

Deposits and other receivables mainly represent rental deposits, loan receivables, service income receivables, prepayment to suppliers and deposits with customers.

Included in the Group's deposits and other receivables are an amount due from joint ventures of HK$851,000 (2022: HK$718,000) and an amount due from associates of HK$nil (2022: HK$232,000) which have no fixed terms of repayment and are interest-free and unsecured.

As at 31 December 2023, none of the above assets was neither past due nor impaired and the financial assets included in the above balances related to receivables for which there was no recent history of default.

22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2023 HK$'000	2022 HK$'000
Trading securities		
– Equity securities listed outside Hong Kong	**23**	31

23. CONTRACT ASSETS

	2023 **HK$'000**	2022 HK$'000
Contract assets arising from:		
Landscape architecture design	**110,623**	105,468
	110,623	105,468
Allowance for impairment	**(80,717)**	(74,834)
	29,906	30,634
Receivables from contracts with customers within the scope of IFRS 15, which are included in "Trade and bills receivables" (note 20)	**79,918**	93,508

Contract assets are initially recognised for revenue earned from landscape architecture design as the cumulative revenue recognised in consolidated profit or loss exceed the cumulative billings of services provided. The contract assets will be reclassified as receivables when the progress billings are issued and delivered as this is the point in time that the right to consideration is unconditional because only the passage of time is required before the payment is due. The contract asset will also be reclassified as receivables when the performance obligation of the contracts has been completed.

During the year ended 31 December 2023, HK$80,717,000 (2022: HK$74,834,000) was recognised as an allowance for expected credit losses on contract assets. The Group's trading terms and credit policy with customers are disclosed in note 20 to the consolidated financial statements.

The expected timing of recovery or settlement for contract assets as at 31 December 2023 and 2022 are as follows:

	2023 **HK$'000**	2022 HK$'000
Within one year	**29,906**	30,634

23. CONTRACT ASSETS (Continued)

The movements in the loss allowance for impairment of contract assets are as follows:

	2023	2022
	HK$'000	HK$'000
At beginning of years	**74,834**	71,420
Impairment loss, net (note 6)	**8,499**	9,745
Written off	**(1,520)**	–
Exchange alignment	**(1,096)**	(6,331)
At end of years	**80,717**	74,834

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the trade receivables as the contract assets and the trade receivables are from the same customer bases. The provision rates of contract assets are based on days past due of trade receivables for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group's contract assets, for which the ageing analysis was based on the date of revenue recognition, using a provision matrix:

PRC Customers (HK$'000)

As at 31 December 2023

	Less than 6 months	**6 to 12 months**	**1 to 2 years**	**2 to 3 years**	**Over 3 years**	**Credit impaired**	**Total**
Expected credit loss rate	**19.08%**	**28.87%**	**62.06%**	**96.68%**	**100%**	**100%**	**73.85%**
Gross carrying amount	**15,122**	**15,928**	**12,094**	**8,293**	**33,643**	**23,629**	**108,709**
Expected credit losses	**2,886**	**4,599**	**7,505**	**8,018**	**33,643**	**23,629**	**80,280**

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	8.54%	25.55%	64.81%	94.71%	96.00%	100%	71.69%
Gross carrying amount	17,687	9,287	12,310	11,442	26,531	25,501	102,758
Expected credit losses	1,510	2,373	7,978	10,837	25,469	25,501	73,668

23. CONTRACT ASSETS (Continued)

HK Customers (HK$'000)

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	**0%**	**0%**	**1.69%**	**14.29%**	**100%**	**100%**	**22.83%**
Gross carrying amount	**1,074**	**193**	**177**	**42**	**428**	**–**	**1,914**
Expected credit losses	**–**	**–**	**3**	**6**	**428**	**–**	**437**

As at 31 December 2022

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	8.60%	23.95%	67.09%	88.03%	100%	–	43.03%
Gross carrying amount	1,244	238	635	142	451	–	2,710
Expected credit losses	107	57	426	125	451	–	1,166

Included in the Group's contract assets is an amount of HK$24,000 (2022: HK$1,050,000), after net of provision of HK$9,979,000 (2022: HK$10,422,000), with Pubang Landscape Architecture Company Limited ("Pubang"), a shareholder which holds 8.37% equity interest of the Company, for services rendered by the Group, which is repayable on credit terms similar to those offered to the major customers of the Group.

24. CASH AND CASH EQUIVALENTS

	2023 HK$'000	2022 HK$'000
Cash and bank balances	**27,190**	31,470

24. CASH AND CASH EQUIVALENTS (Continued)

The Group's cash and bank balances were denominated in HK$ at the end of the reporting period, except for the following:

	2023		2022	
	Original currency in '000	**HK$ equivalent in '000**	Original currency in '000	HK$ equivalent in '000
Cash and bank balances:				
Renminbi ("RMB")	**21,150**	**23,346**	20,730	23,211
Euro	**–**	**–**	99	820
US Dollar	**47**	**369**	181	1,415

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short-term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.

25. TRADE PAYABLES

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2023 HK$'000	2022 HK$'000
Within 1 year	**20,278**	8,789
Over 1 year but within 2 years	**22**	91
Over 2 years but within 3 years	**42**	1,577
Over 3 years	**2,848**	2,941
	23,190	13,398

The trade payables are non-interest-bearing and are normally settled within three months.

26. OTHER PAYABLES AND ACCRUALS

	Notes	2023 HK$'000	2022 HK$'000
Current:			
Contract liabilities	(a)	**38,627**	37,411
Other payables and accruals			
Other payables	(b)	**52,801**	35,688
Interest payables		**27,746**	16,107
		80,547	51,795
Total		**119,174**	89,206

Notes:

(a) Contract liabilities include short-term advances received from customers. Details of contract liabilities as at 31 December 2023 and 2022 are as follows:

	2023 HK$'000	2022 HK$'000
Gross amount due to customers for construction work	**37,329**	36,270
Short-term advances received from customers		
Graphene Products Business	**1,298**	1,141
Total contract liabilities	**38,627**	37,411

The movements in contract liabilities are set out below:

	2023 HK$'000	2022 HK$'000
At the beginning of the year	**37,411**	45,264
Advance considerations received from customers	**18,157**	19,457
Revenue recognised that was included in the contract liabilities at the beginning of the year	**(16,481)**	(24,148)
Exchange alignment	**(460)**	(3,162)
At the end of the year	**38,627**	37,411

(b) Other payables are non-interest-bearing and have an average term of three months.

27. LEASE LIABILITIES

As at 31 December 2023, the lease liabilities were payable as follows:

	2023 HK$'000	2022 HK$'000
Within 1 year	**4,682**	5,146
After 1 year but within 2 years	**1,954**	4,311
After 2 years but within 5 years	**4,121**	3,987
After 5 years	**8,844**	10,350
	14,919	18,648
	19,601	23,794

28. INTEREST-BEARING BORROWINGS

31 December 2023

	Notes	Effective interest rate (%)	Maturity	HK$'000
Current				
Bank borrowing – guaranteed	(a)	**3.6 – 3.8**	**2024**	**11,035**
Other borrowing – unsecured	(b)	**4**	**On demand**	**1,678**
Other borrowing – unsecured	(b)	**14.4**	**On demand**	**2,014**
Other borrowing – unsecured	(b)	**9**	**2024**	**11,000**
Other borrowing – unsecured	(b)	**15**	**On demand**	**4,000**
Other borrowing – unsecured	(b)	**5**	**On demand**	**1,586**
Other borrowing – unsecured	(b)	**nil**	**On demand**	**1,697**
Current portion of corporate bonds				
– unsecured	(c), (e) and (f)	**6**	**2025 but subject to right to demand repayment**	**76,040**
– unsecured	(c) and (e)	**9.13 – 10.04**	**On demand**	**26,832**
				135,882
Non-current				
Corporate bonds – unsecured	(e)	**6**	**2025**	**12,500**
				12,500

28. INTEREST-BEARING BORROWINGS (Continued)

31 December 2022

	Notes	Effective interest rate (%)	Maturity	HK$'000
Current				
Bank borrowing – guaranteed	(a)	4.35	2023	11,194
Other borrowing – unsecured	(b)	4.75	2023	1,478
Other borrowing – unsecured	(b)	4	On demand	2,911
Current portion of corporate bonds				
– unsecured	(c) and (e)	9 – 10.04	On demand	104,872
– unsecured	(f)	10.04	2023	7,995
				128,450
Non-current				
Other borrowing – unsecured	(b)	9	2024	6,000
Other borrowing – unsecured	(b)	9	2024	5,000
Corporate bonds – unsecured	(e)	10.04	2025	2,500
				13,500

28. INTEREST-BEARING BORROWINGS (Continued)

The movements of corporate bonds recognised and carried at amortised cost in the consolidated financial statements are as follows:

	6% Corporate Bonds due 2021 HK$'000 (note c)	9% Corporate Bonds due 2021 HK$'000 (note d)	6% Corporate Bonds due 2021 HK$'000 (note e)	6% Corporate Bonds due 2022 HK$'000 (note e)	6% Corporate Bonds due 2023 HK$'000 (note f)	6% Corporate Bonds due 2025 HK$'000 (note e)	Total HK$'000
Carrying amount as at 1 January 2022	29,600	5,000	37,000	78,902	7,702	–	158,204
Repayment	(6,645)	(5,000)	(8,307)	(23,776)	–	–	(43,728)
Interest charged	–	–	–	1,577	773	–	2,350
Interest paid and interest payable included in other payables and accruals	–	–	–	(979)	(480)	–	(1,459)
Due date extension	–	–	–	(2,500)	–	2,500	–
Carrying amount as at 31 December 2022	22,955	–	28,693	53,224	7,995	2,500	115,367
Carrying amount as at 1 January 2023	**22,955**	**–**	**28,693**	**53,224**	**7,995**	**2,500**	**115,367**
Repayment	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Interest charged	**–**	**–**	**–**	**–**	**13**	**3,025**	**3,038**
Interest paid and interest payable included in other payables and accruals	**–**	**–**	**–**	**–**	**(8)**	**(3,025)**	**(3,033)**
Due date extension	**(10,469)**	**–**	**(19,387)**	**(48,184)**	**(8,000)**	**86,040**	**–**
Carrying amount as at 31 December 2023	**12,486**	**–**	**9,306**	**5,040**	**–**	**88,540**	**115,372**

The Group's corporate bonds were denominated in Hong Kong dollars, with duration of two years from the issue date.

28. INTEREST-BEARING BORROWINGS (Continued)

Notes:

(a) The Group obtained aggregated bank borrowings of HK$11,035,000 (2022: HK$11,194,000) denominated in Renminbi, carried fixed interest rate at 3.6% to 3.8% (2022: 4.35%) per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b) The Group's all other borrowings were unsecured, of which, HK$1,678,000 (2022: HK$4,389,000) was denominated in Renminbi with duration of one year from the date issued, HK$16,800,000 (2022: HK$11,000,000) was denominated in Hong Kong dollars, with duration of three months or two years from the date issued, HK$3,497,000 (2022: HK$nil) was denominated in US dollar with duration of six months from the issue date.

(c) The corporate bonds matured in 2021. In June 2023, the certain holders of corporate bonds with aggregate carrying amount of approximately HK$10,469,000 have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities. At 31 December 2023, the remaining balance of the corporate bonds of HK$12,486,000 (2022: HK$22,955,000) was repayable on demand. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(d) On 2 December 2019, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000. The corporate bonds carried coupon interest at a rate of 9%, which is accumulated daily or the 365 daily basis and payable annually. The corporate bonds were fully repaid during the year ended 31 December 2022.

(e) The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively, which were matured in 2021 and 2022, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. During the year ended 31 December 2023, corporate bonds with aggregate nominal value of HK$67,571,000 (2022: HK$2,500,000) were extended to 2025, as agreed with the corporate bond holders. Since the holders of the corporate bonds with aggregate carrying amount of approximately HK$57,571,000 have right to demand immediate repayment in May 2024, the related bonds have been reclassified under current liabilities. As at 31 December 2023, the remaining balance of corporate bonds of HK$14,346,000 (2022: HK$81,917,000) was repayable on demand.

(f) On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, after net of related transaction costs, was received in 2021. The bonds matured in 2023 and carried coupon interest at a rate of 6% per annum and payable annually. In June 2023, the holders of corporate bonds have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities.

29. PROMISSORY NOTE

	2023	2022
	HK$'000	HK$'000
At the beginning of the years	**90,074**	264,681
Settlement by ordinary shares	**(34,481)**	–
Settlement by preference shares (note 32)	**–**	(182,100)
Effective interest charged	**7,628**	10,832
Interest payable and included in other payables and accruals	**(2,197)**	(3,339)
At the end of the years	**61,024**	90,074

Note: On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 was recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by a professional qualified valuer independent to the Group, CHFT Advisory and Appraisal Ltd. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each, with a fair value of HK$178,427,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$182,100,000, resulting in a gain on derecognition of promissory note of approximately HK$3,673,000 which was credited to the consolidated profit or loss for the year ended 31 December 2022.

On 11 December 2023, the Company issued 100,000,000 ordinary shares, at closing market price of HK$0.39 per ordinary share, with a fair value of HK$39,000,000, to the holder of the promissory note as consideration for full settlement of promissory note with a carrying amount at HK$34,481,000, resulting in a loss on derecognition of promissory note of approximately HK$4,519,000 which was recognised in the consolidated profit or loss for the year ended 31 December 2023. As at 31 December 2023, the holder of the promissory note held 100,000,000 ordinary shares of the Company, representing approximately 11.14% of the issued share capital of the Company.

30. CONVERTIBLE NOTES

		Equity component		
	Liability component	Conversion rights (note 44)	Warrant reserve (note 44)	Total
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2022	23,625	15,414	15,196	54,235
Proceeds and reclassification of deposit received from issuance of convertible notes and warrants	41,036	7,769	4,747	53,552
Effective interest for the year	14,201	–	–	14,201
Conversion to ordinary shares	(25,879)	(10,177)	–	(36,056)
At 31 December 2022	52,983	13,006	19,943	85,932
Effective interest for the year	3,057	–	–	3,057
Conversion to ordinary shares	(51,882)	(12,123)	–	(64,005)
At 31 December 2023	4,158	883	19,943	24,984
At 31 December 2023:				
Current portion of convertible notes	4,158			
Non-current portion of convertible notes	–			
At 31 December 2022:				
Current portion of convertible notes	16,585			
Non-current portion of convertible notes	36,398			

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. ("Lexinter") on 19 January 2021 ("Subscription Agreement"), the Company shall issue the convertible notes and warrants in tranches with aggregate principal value of US$15,000,000 (equivalent to HK$116,250,000 at the fixed exchange rate of HK$7.75: US$1). The financial obligations in the convertible notes and warrants in Hong Kong dollars are fixed in accordance with the subscription agreement. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

30. CONVERTIBLE NOTES (Continued)

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i) Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii) Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the year ended 31 December 2022, the Company issued convertible notes and warrants for an aggregate proceed of US$6,910,000 (equivalent to HK$53,552,500 at the fixed exchange rate of HK$7.75: US$1), of which deposit of US$6,060,000 (equivalent to HK$46,965,000 at the fixed exchange rate of HK$7.75: US$1) was received in 2021.

During the year ended 31 December 2023, convertible notes with principal amount of US$7,970,000 (equivalent to HK$61,767,500 at the fixed exchange rate of HK$7.75: US$1) (2022: US$4,240,000 (equivalent to HK$32,860,000 at the fixed exchange rate of HK$7.75: US$1)) were converted into 95,026,919 (2022: 50,553,846) ordinary shares at HK$0.65 per ordinary share.

At 31 December 2023, there were outstanding convertible notes with aggregate principal value of US$540,000 (2022: US$8,510,000), which was equivalent to approximately HK$4,185,000 (2022: HK$65,952,500) at the fixed exchange rate of HK$7.75: US$1 as stipulated in the Subscription Agreement, out of which convertible notes with principal value of US$290,000 was overdue since 23 August 2023 and the remaining convertible notes with principal value of US$250,000 has subsequently matured and overdue since 9 January 2024. The holder of these convertible notes has not taken any legal action against the Company.

At 31 December 2023, the effective interest rate of the liabilities component of the convertible notes ranged from 18.83% to 22.04% (2022: 18.83% to 53.05%).

At 31 December 2023, 6,438,466 (2022: 101,465,385) and 89,423,076 (2022: 89,423,076) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.65 per ordinary share, respectively.

At 31 December 2023 and 2022, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter for the outstanding convertible notes and the warrants.

31. DEFERRED TAX

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:

Deferred tax assets

	2023	2022
	HK$'000	HK$'000
At 1 January	**4,903**	3,316
(Charged)/credited to the consolidated statement of profit or loss during the year	**(1,611)**	1,942
Exchange realignment	**(52)**	(355)
At 31 December	**3,240**	4,903

Deferred tax liabilities

	2023	2022
	HK$'000	HK$'000
At 1 January	**78,020**	92,413
Credited to the consolidated statement of profit or loss during the year	**(7,876)**	(6,885)
Fair value adjustments of equity investments arising at fair value through other comprehensive income	**–**	(51)
Exchange realignment	**(1,050)**	(7,457)
At 31 December	**69,094**	78,020

Deferred tax assets

	Accumulated losses	**Other temporary differences**	**Impairment of financial and contract assets**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2022	–	–	3,316	3,316
Credited to the consolidated statement of profit or loss	–	–	1,942	1,942
Exchange realignment	–	–	(355)	(355)
At 31 December 2022	–	–	4,903	4,903
At 1 January 2023	**–**	**–**	**4,903**	**4,903**
Credited/(charged) to the consolidated statement of profit or loss	**986**	**58**	**(2,655)**	**(1,611)**
Exchange realignment	**–**	**–**	**(52)**	**(52)**
At 31 December 2023	**986**	**58**	**2,196**	**3,240**

31. DEFERRED TAX (Continued)

Deferred tax liabilities

	Fair value adjustments of equity investments at fair value through other comprehensive income HK$'000	Fair value adjustments from acquisition of subsidiaries* HK$'000	Effect of withholding tax on the distributable profits of the Group's PRC subsidiaries HK$'000	Total HK$'000
At 1 January 2022	54	91,052	1,307	92,413
Credited to the consolidated statement of profit or loss	–	(6,885)	–	(6,885)
Fair value adjustments of equity investments at fair value through other comprehensive income	(51)	–	–	(51)
Exchange realignment	(3)	(7,454)	–	(7,457)
At 31 December 2022	–	76,713	1,307	78,020
At 1 January 2023	**–**	**76,713**	**1,307**	**78,020**
Credited to the consolidated statement of profit or loss	**–**	**(6,569)**	**(1,307)**	**(7,876)**
Exchange realignment	**–**	**(1,050)**	**–**	**(1,050)**
At 31 December 2023	**–**	**69,094**	**–**	**69,094**

* The fair value adjustments from acquisition of subsidiaries related to the patents, trademarks and customer relationships for the Graphene Products Business, as referred to note 15.

31. DEFERRED TAX (Continued)

Deferred tax liabilities (Continued)

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from 1 January 2008.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders. Deferred tax assets have not been recognised in respect of the following items:

The Group has tax losses arising in Mainland China of RMB11,449,000 (2022: RMB36,980,000) that will expire in one to five years for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these losses as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has tax losses arising in Hong Kong of HK$7,172,000 (2022: HK$9,515,000) which are available for offsetting against future taxable profits indefinitely, out of which, deferred tax assets of HK$986,000 (2022: HK$nil) for tax losses of HK$5,978,000 (2022: HK$nil) was recognised during the year, and no deferred tax assets are recognised in respect of the remaining losses of HK$1,194,000 (2022: HK$9,515,000) as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has deductible temporary differences of HK$142,994,000 (2022: HK$107,914,000) that will expire for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these deductible temporary differences as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

32. SHARE CAPITAL

Ordinary shares

	2023 **HK$'000**	2022 HK$'000
Issued and fully paid 897,974,788 (2022: 683,493,072) ordinary shares of HK$0.01 each	**8,980**	6,835

32. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

A summary of movements in the Company's ordinary shares are as follows:

	Number of issued and fully paid ordinary shares	Nominal value of ordinary shares	Share premium account
		HK$'000	HK$'000
As at 1 January 2022	509,116,921	5,091	362,856
Issue of new ordinary shares upon conversion of convertible notes (note a)	50,553,843	506	35,550
Issue of new ordinary shares upon exercise of share options (note b)	15,822,308	158	14,873
Issue of new ordinary shares by way of ADSs (note c)	108,000,000	1,080	84,833
As at 31 December 2022 and 1 January 2023	**683,493,072**	**6,835**	**498,112**
Issue of new ordinary shares upon conversion of convertible notes (note a)	**95,026,919**	**950**	**63,055**
Shares granted under share award scheme (note d)	**10,054,797**	**101**	**4,508**
Issue of new ordinary shares (note e)	**109,400,000**	**1,094**	**41,572**
As at 31 December 2023	**897,974,788**	**8,980**	**607,247**

32. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

Notes:

(a) Conversion of convertible notes

On 15 February 2022, convertible notes with principal amount of US$200,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 2,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 31 March 2022, convertible notes with principal amount of US$1,500,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 17,884,614 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 29 September 2022, convertible notes with principal amount of US$10,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 119,230 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 26 October 2022, convertible notes with principal amount of US$30,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 357,692 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 30 December 2022, convertible notes with principal amount of US$2,500,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 29,807,692 ordinary shares at a conversion price of HK$0.65 per ordinary share.

On 31 March 2023, convertible notes with principal amount of US$2,800,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 33,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 12 April 2023, convertible notes with principal amount of US$2,500,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 29,807,692 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 20 April 2023, convertible notes with principal amount of US$2,530,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 30,165,383 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 18 May 2023, convertible notes with principal amount of US$50,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 14 July 2023, convertible notes with principal amount of US$70,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 834,615 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 21 September 2023, convertible notes with principal amount of US$20,000 (fixed at the exchange rate of HK$7.75:US$1) was converted into 238,461 ordinary shares at conversion price of HK$0.65 per ordinary shares.

(b) On 10 May 2022, 11 May 2022, 6 June 2022 and 30 November 2022, the directors exercised their share options under the Company's share option scheme and the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,822,308 shares, respectively.

(c) Issue of American Depositary Shares ("ADSs")

On 19 August 2022, the Company issued an aggregate 4,695,653 ADSs, representing 93,913,060 issued ordinary shares of the Company. On 26 August 2022, the Company issued an addition of 704,347 ADSs, representing 14,086,940 issued ordinary shares of the Company. On August 2022, these ADSs were listed on the NYSE American.

(d) On 5 July 2023 and 26 July 2023, the Company allotted and issued 3,254,797 and 6,800,000 ordinary shares respectively under the Company's share award scheme.

(e) On 11 December 2023, the Company allotted and issued 100,000,000 and 9,400,000 new ordinary shares as consideration for settlement of promissory note with carrying amount of approximately HK$34,481,000 (note 29) and other payables of approximately HK$3,822,000, respectively. The closing market price of the Company's shares on the issue date was HK$0.39 per share. Loss on promissory note derecognised of approximately HK$4,519,000 and gain on settlement of other payables HK$156,000 were recognised in the profit or loss for the year ended 31 December 2023.

32. SHARE CAPITAL (Continued)

Preference shares

	2023	2022
	HK$'000	HK$'000
Issued and fully paid 323,657,534 (2022: 323,657,534) preference shares of HK$0.01 each	**3,236**	3,236

A summary of movements in the Company's preference shares are as follows:

	Number of issued and fully paid preference shares	**Nominal value of shares**	**Share premium account**
		HK$'000	HK$'000
As at 1 January 2022	–	–	–
Issue of preference shares in settlement of promissory note derecognised (note a)	323,657,534	3,236	175,191
As at 31 December 2022, 1 January 2023 and 31 December 2023	323,657,534	3,236	175,191

Note:

(a) On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each with a fair value of approximately HK$178,427,000 to the promissory note holder as consideration for full settlement of promissory note derecognised as referred to note 29.

The directors of the Company has discretion to pay any dividend on the preference shares which are non-redeemable and non-convertible. The holders of the preference shares have no participating right to attend the general meetings of the Company.

32. SHARE CAPITAL (Continued)

Share award scheme

On 21 August 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.

Subject to any early termination as may be determined by the board of directors of the Company (the "Board") pursuant to the rules of the share award scheme (the "Scheme Rules"), the share award scheme shall be valid and effective for a term of 10 years commencing on 21 August 2014.

The share award scheme shall be subject to the administration of the Company's board of directors (the "Board") and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.

The board of directors may from time-to-time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company's shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company's shares. Once purchased, the Company's shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company's shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.

Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group's operations ("Eligible Person") other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.

Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.

32. SHARE CAPITAL (Continued)

Share award scheme (Continued)

Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.

The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.

There were no share awards granted during the year ended 31 December 2023. No unvested share awards were outstanding as of 31 December 2023.

During the year ended 31 December 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

The Board has resolved to terminate the share award scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

EIL share award scheme

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

On 7 June 2023, the board of directors of EIL ("EIL Board") as well as the Board resolved to amend to approve and adopt certain material amendments to the EIL Share Award Scheme (the "Amendments"). Details of the Amendments were set out in the announcement of the Company dated 7 June 2023.

During the year ended 31 December 2023, no EIL share awards granted. No unvested EIL share awards were outstanding as at 31 December 2023.

During the year ended 31 December 2023, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

32. SHARE CAPITAL (Continued)

2023 Share award scheme

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company's shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share which was determined based on closing market price of the Company on the grant date.

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company's shares in issue at that date, to three directors and thirteen employees. 6,800,000 of these shares were vested on 24 July 2023. The closing price of the shares immediately before the grant date was HK$0.47 each share. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share which was determined based on closing market price of the Company on the grant date.

On 14 December 2023, the Board resolved to grant an aggregate of 10,128,072 shares, which represented approximately 1.13% of the Company's shares in issue at that date, to twelve employees. The closing price of the shares immediately before the grant date was HK$0.375 each share. The fair value of the 10,128,072 shares awarded on the grant date was valued at HK$0.38 each share which was determined based on closing market price of the Company on the grant date.

During the year ended 31 December 2023, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was nil (the 2023 Share Award Scheme became effective on 6 February 2023) and 56,794,510, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the year ended 31 December 2023, the equity-settled share-based compensation under the 2023 Share Award Scheme of approximately HK$16,433,000 of which approximately HK$9,607,000 and HK$6,826,000 were included in employee benefit expenses and professional expenses, respectively.

Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the year ended 31 December 2023 were nil.

The number of shares that may be issued in respect of the share awards granted under the Share Award Scheme is 58,294,510 shares, representing approximately 7.6% of the weighted average number of shares issued and outstanding for the year ended 31 December 2023.

32. SHARE CAPITAL (Continued)

Warrants

As at 31 December 2023, the Company had 89,423,076 (2022: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the years ended and at 31 December 2023 and 2022 are as follows:

	Number of ordinary shares to be issued upon exercise of outstanding warrants	Weighted-average exercise Price HK$'000	Weighted-average remaining contractual life in years
As at 1 January 2022	48,228,846	0.65	4.1 years
Issue of warrants (note a)	41,194,230	0.65	5 years
As at 31 December 2022 and 1 January 2023	89,423,076	0.65	3.5 years
Issue of warrants (note a)	–	–	–
As at 31 December 2023	89,423,076	0.65	2.5 years

Note:

(a) On 10 January 2022, the Company issued at the price of US$1 warrants to the subscriber of convertible notes as referred to note 30, which entitle the warrant holder to subscribe for 41,194,240 new ordinary shares of the Company at the exercise price of HK$0.65 per ordinary share.

33. SHARE OPTION SCHEME

A share option scheme (the "Share Option Scheme") was conditionally approved by the Company on 3 June 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations and the Share Option Scheme became effective on 25 June 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the "Invested Entity"), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company's subsidiaries.

The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.

The exercise price of share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange's daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

33. SHARE OPTION SCHEME (Continued)

The following share options were outstanding under the Share Option Scheme during the year:

	2023		2022	
	Weighted average exercise price HK$ per share	**Number of options**	Weighted average exercise price HK$ per share	Number of options
At 1 January	**0.65**	**9,677,692**	0.65	25,500,000
Granted during the year	**–**	**–**	–	–
Exercised during the year	**–**	**–**	0.65	(15,822,308)
At 31 December	**0.65**	**9,677,692**	0.65	9,677,692

On 10 May 2022, 11 May 2022, 6 June 2022 and 30 November 2022, the directors exercised their share options under the Company's share option scheme, the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,822,308 shares, respectively.

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

Number of options	**Exercise price*** HK$ per share	**Exercise period**
9,677,692 (2022: 9,677,692)	0.65	28 January 2021 to 27 January 2026

* The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

As at 31 December 2023, the Company had 9,677,692 (2022: 9,677,692) share options outstanding under the Share Option Scheme.

There were no options granted during the year ended 31 December 2023.

The Board has resolved to terminate the Share Option Scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

34. EMPLOYEE RETIREMENT BENEFITS

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

The employees of the Group's subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. Under the state-managed retirement benefit scheme, the contributions once made by the employer will vest fully with the employees, and no forfeiture could be made by the Group. Accordingly, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme in future years.

The total expense recognised in profit or loss of HK$12,901,000 (2022: HK$14,554,000) represented contributions payable to these plans by the Group at rates specified in the rules of the plans. The Group has no other material obligations for payments of retirement and other post-retirement benefits of employees other than the contributions described above.

35. OTHER RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 109 to 110 of the consolidated financial statements.

Statutory reserve fund

In accordance with the PRC Company Law and the PRC subsidiaries' articles of association, each of the subsidiaries registered in the PRC as a domestic company is required to appropriate 10% of its annual statutory net profit as determined under PRC Generally Accepted Accounting Principles (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of this statutory reserve fund reaches 50% of the entity's capital, any further appropriation is optional. The statutory reserve fund can be utilised to offset prior years' losses or to increase capital. However, the balance of the statutory surplus reserve must be maintained at a minimum of 25% of the capital after these usages.

36. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group's subsidiaries that had material non-controlling interests are set out below:

	2022
Percentage of equity interest held by non-controlling interests Wenlvge	49%
Thai Gallery HK and its subsidiaries ("Thai Gallery")	49%

36. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

	2022 HK$'000
Loss for the year allocated to non-controlling interests:	
Wenlvge	–
Thai Gallery	174
Accumulated balance of non-controlling interests at the reporting date:	
Wenlvge	(4,411)
Thai Gallery	(6,371)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	2022	
	Wenlvge HK$'000	Thai Gallery HK$'000
Revenue and other income	–	14,641
Total expenses	–	(4,791)
Profit for the year	–	9,850
Other comprehensive income for the year	–	(557)
Total comprehensive income for the year	–	9,293
Current assets	36	7,730
Non-current assets	–	190
Current liabilities	(7,666)	(11,367)
Non-current liabilities	–	(60)
Net cash flows used in operating activities	–	(2,817)
Net cash flows used in investing activities	–	(93)
Net cash flows used in financing activities	–	(625)
Net decrease in cash and cash equivalents	–	(3,535)

Wenlvge has ceased its operations since April 2019 and has been dormant during the years ended 31 December 2023 and 2022.

The Group disposed Wenlvge and Thai Gallery on 1 August 2023 and 24 November 2023, respectively, to a third party. The Group disposed of the entire equity interests in Wenlvge and Thai Gallery at zero consideration. The carrying amount of the non-controlling interests was fully derecognised upon completion of the disposals.

37. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

2023

	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables and deposit received for convertible notes HK$'000	Amounts due to non-controlling interests HK$'000	Lease liabilities HK$'000
At 1 January 2023	285,007	16,107	1,511	23,794
Changes from financing cash flows:				
– Proceeds from other borrowings	9,297	–	–	–
– Proceeds from bank borrowings	11,105	–	–	–
– Repayment of other borrowings	(2,665)	–	–	–
– Repayment of bank borrowings	(11,105)	–	–	–
– Dividend paid to non-controlling interest	–	–	(2,003)	–
– Repayment of lease liabilities	–	–	–	(5,264)
– Interest paid	–	(2,330)	–	(1,291)
Additions of lease liabilities	–	–	–	1,442
Lease termination	–	–	–	(55)
Disposal of subsidiaries	–	–	–	(77)
Conversion of convertible note to ordinary shares	(51,882)	–	–	–
Settlement of promissory note by ordinary shares	(34,481)	–	–	–
Dividends declared by partially owned subsidiaries	–	–	492	–
Exchange realignment	(204)	4	–	(239)
Interest expenses	8,492	13,965	–	1,291
At 31 December 2023	213,564	27,746	–	19,601

37. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

Changes in liabilities arising from financing activities (Continued)

2022

	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables and deposit received for convertible notes HK$'000	Amounts due to non-controlling interests HK$'000	Lease liabilities HK$'000
At 1 January 2022	469,759	69,343	–	61,150
Changes from financing cash flows:				
– Repayment of corporate bonds	(43,728)	–	–	–
– Proceeds from other borrowings	19,782	–	–	–
– Loan from joint ventures	4,588	–	–	–
– Proceeds from bank borrowings	11,774	–	–	–
– Repayment of other borrowings	(13,307)	–	–	–
– Repayment of loan to joint ventures	(8,465)	–	–	–
– Repayment of bank borrowings	(5,819)	–	–	–
– Dividend paid to non-controlling interest	–	–	(3,105)	–
– Repayment of lease liabilities	–	–	–	(8,247)
– Interest paid	–	(19,245)	–	(4,035)
– Proceeds from issue of convertible note	6,587	–	–	–
Additions of lease liabilities	–	–	–	8,479
Lease modification	–	–	–	(33,819)
Lease termination	–	–	–	(293)
Conversion of convertible note to ordinary shares	(25,879)	–	–	–
Waiver of interest on other borrowings	–	(392)	–	–
Waiver of interest on convertible notes	–	(4,765)	–	–
Conversion of promissory note to preference shares	(182,100)	–	–	–
Dividends declared by partially owned subsidiaries	–	–	4,616	–
Reclassification of deposit received for convertible notes issued	46,965	(46,965)	–	–
Conversion rights of convertible notes and warrants	(12,516)	–	–	–
Non-cash movement (note)	(3,875)	–	–	–
Exchange realignment	(1,344)	(658)	–	(3,476)
Interest expenses	22,585	18,789	–	4,035
At 31 December 2022	285,007	16,107	1,511	23,794

Note: During the year ended 31 December 2022, other borrowings from a third party amounted to approximately HK$3,875,000 were novated and transferred to two directors of the Company based on two deeds of novation dated 3 May 2022 entered into between the third party, the Company and two directors of the Company and on 10 May 2022, these two directors of the Company applied to set off all these other borrowings amounted to HK$3,875,000 as settlement for part of the considerations for the new ordinary shares issued to them upon the exercise of their share options on 10 May 2022.

38. COMMITMENTS

(a) Operating lease commitments – as lessee

At 31 December 2023 and 2022, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2023 HK$'000	2022 HK$'000
Within one year	**270**	419

(b) Capital commitments

(i) At 31 December 2023 and 2022, the Group had the following capital commitments at the end of the reporting period:

	2023 HK$'000	2022 HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	**5,220**	7,523

(ii) On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company's total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

(iii) On 19 July 2023, the Company entered into a cooperation agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the "Graphite Anode Material Project" in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of "Several Preferential Measures for Investment Promotion in Laixi City (Trial)" (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company's total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. On 10 January 2024, as detailed in note 45 below, an indirect wholly-owned subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000).

Save as disclosed, the Group had no other material capital commitment as at 31 December 2023 and 2022.

39. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in the financial statements, the Group had the following transactions with related parties during the year:

	Notes	2023 HK$'000	2022 HK$'000
Contract revenue from Pubang	(i)	**366**	174
Lease payment to directors	(ii)		
Chan Yick Yan Andross		**–**	452
Loans to			
Teddy	(iii)	**–**	291
EA Trading	(v)	**1,043**	3,326
上海奕桂品牌管理有限公司	(vi)	**20,600**	13,480
Repayment of loans from			
Teddy	(iii)	**665**	–
Dalian Trading	(iv)	**189**	–
EA Trading	(v)	**2,010**	2,673
上海奕桂品牌管理有限公司	(vi)	**30,849**	11,490
Interest income from			
Teddy	(iii)	**–**	228
Dalian Trading	(iv)	**–**	22
EA Trading	(v)	**232**	40
上海奕桂品牌管理有限公司	(vi)	**1,004**	947
Loans from			
EA Trading	(vii)	**–**	4,588
Repayment of loans to			
EA Trading	(vii)	**–**	4,683
上海奕桂品牌管理有限公司	(viii)	**–**	3,782
Interest expenses to			
EA Trading	(vii)	**–**	225
Repayment of other borrowings by			
Lau Hing Tat Patrick	(ix)	**–**	2,600
Chan Yick Yan Andross	(ix)	**–**	1,275

39. RELATED PARTY TRANSACTIONS (Continued)

(a) (Continued)

Notes:

(i) The Company's subsidiary, Earthasia (Shanghai) Co., Ltd., entered into a framework sale agreement dated 30 July 2014 with Pubang, pursuant to which the Group has agreed that (a) Pubang (or any of its subsidiaries) may (i) subcontract to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) all or part of its landscape projects that require landscape architecture services; and (ii) refer to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) clients which require landscape architecture services; and (b) Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) may (i) subcontract to Pubang (or any of its subsidiaries) all or part of its landscape projects that are not related to landscape architecture (including but not limited to landscape construction, landscape maintenance and garden nursery); and (ii) refer to Pubang (or any of its subsidiaries) clients which require landscape services that are not related to landscape architecture. On 17 December 2019, Earthasia (Shanghai) and Pubang entered into a renewed cooperation agreement which expired on 31 December 2022. The Group's contract revenue derived from Pubang for the year ended 31 December 2023 amounted to HK$366,000 (2022: HK$174,000). The Group's subcontracting and referral fees to Pubang for the years ended 31 December 2023 and 2022 were HK$nil.

Related party transactions with Pubang also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(ii) The Group entered into lease agreements with a director, Mr. Andross Chan, to lease a property during the year ended 31 December 2022. The rents have been agreed mutually between the Group and the director.

(iii) On 20 November 2018, the Group entered into a loan agreement of RMB2,500,000 with Teddy, an associate of the Group, to support its business operation with one year term which was unsecured and bore interest at 8% per annum. The outstanding balance of the loan was HK$2,216,000 (2022: HK$2,918,000) as at 31 December 2023. A reversal of impairment of HK$665,000 (2022 impairment of: HK$2,602,000) was made during the year ended 31 December 2023. The outstanding net balance of the loan was HK$276,000 (2022:HK$280,000) as at 31 December 2023.

(iv) The Group entered into the loan agreements with Dalian Trading, a joint venture of the Group during 2021, and the total principals amounted to RMB3,180,000 at interest rate of 1.2% per annum. The outstanding balance was HK$nil (2022: HK$190,000) as at 31 December 2023.

(v) The Group granted a revolving loan in aggregate of HK$54,000,000 to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. During the year ended 31 December 2023, the Group granted a loan of HK$1,043,000 to EA Trading and the outstanding balance was HK$nil as at 31 December 2023.

(vi) The Group granted short-term loans in aggregate of RMB18,550,000 (2022: RMB16,913,000) to 上海奕桂品牌管理有限公司, a joint venture of the Group during the year ended 31 December 2023. The loans were unsecured, born interest rate at 4% (2022: 12%) per annum and repayable within 1 year. The outstanding balance of the loan was HK$nil (2022: RMB8,630,000) as at 31 December 2023.

(vii) EA Trading, a joint venture of the Group granted a revolving loan in aggregate of HK$7,600,000 to the Group for the period from 11 June 2020 to 31 December 2021, which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$10,000,000. The outstanding balance of the loan was HK$nil as at 31 December 2023 and 2022.

(viii) 上海奕桂品牌管理有限公司, a joint venture of the Group granted a six month term loan in aggregate of HK$4,209,000 at interest rate of 8% per annum to the Group in 2020. The repayment date was extended from 30 April 2021 to 31 December 2021. The loan was fully settled in 2022.

(ix) During the year ended 31 December 2022, other borrowings from a third party amounted to approximately HK$3,875,000 were novated and transferred to two directors of the Company based on two deeds of novation dated 3 May 2022 entered into between the third party, the Company and two directors of the Company and on 10 May 2022, these two directors of the Company applied to set off all these other borrowings amounted to HK$3,875,000 as settlement for part of the considerations for the new ordinary shares issued to them upon the exercise of their share options on 10 May 2022.

39. RELATED PARTY TRANSACTIONS (Continued)

(b) Outstanding balances with related parties:

(i) Details of the Group's trading balances with the Company's shareholder, Pubang, are included in note 23 to the financial statements.

(ii) Details of the Group's loan to an associate is included in note 21 to the financial statements.

(iii) Included in the Group's deposits and other receivables were an amount due from joint ventures of HK$851,000 (2022: HK$718,000) and an associate of HK$nil (2022: HK$232,000), which have no fixed terms of repayment and are interest-free and unsecured.

(iv) Included in the Group's other payables and accruals were amounts due to directors, Mr. Qiu Bin of HK$413,000 and Mr. Andross Chan of HK$123,000 (2022: Mr. Qiu Bin of HK$262,000 and Mr. Andross Chan of HK$nil) which were interest free, unsecured and repayable on demand.

(c) Compensation of key management personnel of the Group:

	2023 **HK$'000**	2022 HK$'000
Salaries, allowances and benefits in kind	**8,707**	12,385
Equity-settled share-based payment expense	**5,625**	–
Pension scheme contributions	**212**	239
Total compensation paid to key management personnel	**14,544**	12,624

Further details of directors' and the chief executive's emoluments are included in note 8 to the financial statements.

40. REMUNERATION OF SENIOR MANAGEMENT

Remuneration of the senior management of the Group is as follows:

	2023 HK$'000	2022 HK$'000
Salaries, allowances and benefits in kind	**3,874**	3,373
Equity-settled share-based payment expense	**5,214**	–
Pension scheme contributions	**149**	140
Total compensation paid to senior management personnel	**9,237**	3,513

Remunerations of the senior management of the Group are within the following bands:

	Number of employees	
	2023	2022
Nil to HK$1,000,000	**–**	–
HK$1,000,001 to HK$1,500,000	**–**	1
HK$1,500,001 to HK$2,000,000	**–**	–
HK$2,000,001 to HK$2,500,000	**–**	1
HK$2,500,001 to HK$3,000,000	**–**	–
HK$3,000,001 to HK$3,500,000	**–**	–
HK$3,500,001 to HK$4,000,000	**–**	–
HK$4,000,001 to HK$4,500,000	**–**	–
HK$4,500,001 to HK$5,000,000	**2**	–
	2	2

41. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

Financial assets

2023

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	**–**	**–**	**34**	**34**
Trade and bills receivables	**–**	**147,991**	**–**	**147,991**
Financial assets included in prepayments, other receivables and other assets	**–**	**8,535**	**–**	**8,535**
Financial assets at fair value through profit or loss	**23**	**–**	**–**	**23**
Cash and cash equivalents	**–**	**27,190**	**–**	**27,190**
	23	**183,716**	**34**	**183,773**

2022

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	–	–	94	94
Trade and bills receivables	–	103,019	–	103,019
Financial assets included in prepayments, other receivables and other assets	–	18,170	–	18,170
Financial assets at fair value through profit or loss	31	–	–	31
Cash and cash equivalents	–	31,470	–	31,470
	31	152,659	94	152,784

41. FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

Financial liabilities

2023

	Financial liabilities at amortised cost HK$'000
Trade payables	**23,190**
Financial liabilities included in other payables and accruals	**80,547**
Interest-bearing borrowings	**148,382**
Promissory note	**61,024**
Lease liabilities	**19,601**
Convertible notes	**4,158**
	336,902

2022

	Financial liabilities at amortised cost HK$'000
Trade payables	13,398
Financial liabilities included in other payables and accruals	51,795
Interest-bearing borrowings	141,950
Promissory note	90,074
Lease liabilities	23,794
Convertible notes	52,983
	373,994

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values	
	2023	2022	**2023**	2022
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets				
Equity investments designated at fair value through other comprehensive income	**34**	94	**34**	94
Financial assets at fair value through profit or loss	**23**	31	**23**	31
	57	125	**57**	125

Management has assessed that the fair values of cash and cash equivalents, trade and bills receivables, trade payables, financial assets included in prepayments, other receivables and other assets, financial liabilities included in other payables and accruals, interest-bearing borrowings other than finance lease payables, approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group's finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer. The valuation process and results are discussed with the audit committee twice a year for interim and annual financial reporting.

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair value of interest-bearing borrowings has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market- based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation ("EV/EBITDA") multiple and price to earnings ("P/E") multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value.

The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

Below is a summary of significant unobservable inputs to the valuation of unlisted equity investments together with a quantitative sensitivity analysis as at 31 December 2023 and 2022:

	Valuation technique	**Significant unobservable input**	**Range**	**Sensitivity of fair value to the input**
Unlisted equity investments	Valuation multiples	Average P/E multiple of peers	2023: 0.24–1.03 (2022: 1.00–2.45)	1% increase/(decrease) in multiple would have no material impact on the fair value
		Discount for lack of marketability	2023: 20% (2022: 20%)	1% increase/(decrease) in discount would have no material impact on the fair value

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value:

As at 31 December 2023

	Fair value measurement using			
	Quoted prices in active markets (Level 1) HK$'000	**Significant observable inputs (Level 2) HK$'000**	**Significant unobservable inputs (Level 3) HK$'000**	**Total HK$'000**
Equity investments designated at fair value through other comprehensive income	**–**	**–**	**34**	**34**
Financial assets at fair value through profit or loss	**23**	**–**	**–**	**23**
	23	**–**	**34**	**57**

As at 31 December 2022

	Fair value measurement using			
	Quoted prices in active markets (Level 1) HK$'000	Significant observable inputs (Level 2) HK$'000	Significant unobservable inputs (Level 3) HK$'000	Total HK$'000
Equity investments designated at fair value through other comprehensive income	–	–	94	94
Financial assets at fair value through profit or loss	31	–	–	31
	31	–	94	125

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

Fair value hierarchy (Continued)

The movements in fair value measurements within Level 3 during the year are as follows:

	2023	2022
	HK$'000	HK$'000
Equity investments at fair value through other comprehensive income		
At 1 January	**94**	1,312
Total losses recognised in other comprehensive income	**(59)**	(1,151)
Exchange realignment	**(1)**	(67)
At 31 December	**34**	94

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments consist mainly of equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss, cash and cash equivalents, dividends payable, lease liabilities, promissory note, contingent liabilities and interest-bearing borrowings. The main purpose of these financial instruments was to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade and bills receivables, other receivables, trade payables and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. Generally, the Group introduces conservative strategies on its risk management. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below:

Interest rate risk

Since the interest-bearing borrowings have fixed interest rates, there was no significant interest rate risk as at the end of the reporting period.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from financial instruments such as trade and bills receivables and cash and cash equivalents by operating units in currencies other than the units' functional currencies.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Foreign currency risk (Continued)

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the RMB or USD exchange rate, with all other variables held constant, of the Group's loss before tax.

2023

	Increase/ (decrease) in RMB and USD rate %	**Increase/ (decrease) in loss before tax HK$'000**
If Hong Kong dollar weakens against RMB	**5**	**8,847**
If Hong Kong dollar strengthens against RMB	**(5)**	**(8,847)**
If RMB weakens against the USD	**5**	**16**
If RMB strengthens against the USD	**(5)**	**(16)**
If Hong Kong dollar weakens against the USD	**5**	**(95)**
If Hong Kong dollar strengthens against the USD	**(5)**	**95**

2022

	Increase/ (decrease) in RMB and USD rate %	Increase/ (decrease) in loss before tax HK$'000
If Hong Kong dollar weakens against RMB	5	6,957
If Hong Kong dollar strengthens against RMB	(5)	(6,957)
If RMB weakens against the USD	5	23
If RMB strengthens against the USD	(5)	(23)
If Hong Kong dollar weakens against the USD	5	404
If Hong Kong dollar strengthens against the USD	(5)	(404)

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

Maximum exposure and year-end staging

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification at the end of the reporting period. For listed debt investments, the Group also monitors them by using external credit ratings. The amounts presented are net carrying amounts after provision for ECLs for financial assets.

Maximum exposure and year-end staging as at 31 December 2023

	12-month ECLs	Lifetime ECLs		Simplified	
	Stage 1	Stage 2	Stage 3	approach	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Contract assets*	–	–	–	29,906	29,906
Trade receivables*	–	–	–	147,991	147,991
Financial assets included in prepayments, other receivables and other assets					
– Normal**	8,535	–	–	–	8,535
– Doubtful**	–	–	–	–	–
Cash and cash equivalents	27,190	–	–	–	27,190
	35,725	–	–	177,897	213,622

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk (Continued)

Maximum exposure and year-end staging (Continued)

Maximum exposure and year-end staging as at 31 December 2022

	12-month ECLs	Lifetime ECLs			
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Contract assets*	–	–	–	30,634	30,634
Trade receivables*	–	–	–	103,019	103,019
Financial assets included in prepayments, other receivables and other assets					
– Normal**	18,170	–	–	–	18,170
– Doubtful**	–	–	–	–	–
Cash and cash equivalents	31,470	–	–	–	31,470
	49,640	–	–	133,653	183,293

* For trade receivables and contract assets to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 20 and 23 to the financial statements, respectively.

** The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer and the industries (mainly Landscape Architecture Design and Graphene Products Business) in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, 1.58% (2022: 6.65%) and 43.45% (2022: 24.01%) of the total trade receivables was due from the Group's largest customer and the five largest customers respectively.

The Group performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful debts is based upon a review of the expected collectability of all trade and bills receivables.

Further quantitative data in respect of the Group's exposure to credit risk arising from receivables are disclosed in notes 20 and 21 to the financial statements.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The Group monitors its exposure to liquidity risk by monitoring the current ratio, which is calculated by comparing the current assets with the current liabilities.

The tables below summarise the maturity profile of the Group's financial liabilities at the end of each reporting period based on contractual undiscounted payments.

Group

31 December 2023

	On demand HK$'000	**Less than 3 months HK$'000**	**3 to 12 months HK$'000**	**1 to 5 years HK$'000**	**Over 5 years HK$'000**	**Total HK$'000**
Trade payables	**23,190**	**–**	**–**	**–**	**–**	**23,190**
Other payables and accruals	**80,547**	**–**	**–**	**–**	**–**	**80,547**
Interest-bearing borrowings	**37,807**	**1,677**	**104,945**	**12,625**	**–**	**157,054**
Promissory note	**–**	**–**	**1,426**	**73,592**	**–**	**75,018**
Lease liabilities	**–**	**1,501**	**4,234**	**8,957**	**10,405**	**25,097**
Convertible notes	**2,248**	**1,940**	**–**	**–**	**–**	**4,188**
	143,792	**5,118**	**110,605**	**95,174**	**10,405**	**365,094**

31 December 2022

	On demand HK$'000	Less than 3 months HK$'000	3 to 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Trade payables	13,398	–	–	–	–	13,398
Other payables and accruals	51,795	–	–	–	–	51,795
Interest-bearing borrowings	110,283	9,930	12,330	14,481	–	147,024
Promissory note	–	–	2,236	119,301	–	121,537
Lease liabilities	–	1,760	4,643	11,585	12,534	30,522
Convertible notes	–	894	26,046	42,062	–	69,002
	175,476	12,584	45,255	187,429	12,534	433,278

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Capital management

The primary objectives of the Group's capital management are to ensure that it maintains a strong credit profile and healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2023 and 2022.

The Group monitors capital using a gearing ratio, which is interest-bearing borrowings representing the total debt divided by the total equity.

The gearing ratios as at the end of the reporting periods were as follows:

	2023	2022
	HK$'000	HK$'000
Lease liabilities (note 27)	**19,601**	23,794
Interest-bearing borrowings (note 28)	**148,382**	141,950
Convertible notes (note 30)	**4,158**	52,983
Promissory note (note 29)	**61,024**	90,074
	233,165	308,801
Total equity	**369,638**	369,842
Gearing ratio	**63%**	84%

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2023 HK$'000	2022 HK$'000
NON-CURRENT ASSETS		
Investments in subsidiaries	**3,463**	10,594
CURRENT ASSETS		
Prepayments, other receivables and other assets	**412**	3,149
Amounts due from subsidiaries, net	**589,608**	659,006
Cash and bank balances	**2,527**	3,758
Total current assets	**592,547**	665,913
CURRENT LIABILITIES		
Other payables and accruals	**44,352**	27,824
Interest-bearing borrowings	**121,583**	112,867
Amount due to a subsidiary	**1,436**	1,736
Convertible notes	**4,158**	16,585
Total current liabilities	**171,529**	159,012
NET CURRENT ASSETS	**421,018**	506,901
TOTAL ASSETS LESS CURRENT LIABILITIES	**424,481**	517,495
NON-CURRENT LIABILITIES		
Interest-bearing borrowings	**12,500**	13,500
Promissory note	**61,024**	90,074
Convertible notes	**–**	36,398
Total non-current liabilities	**73,524**	139,972
NET ASSETS	**350,957**	377,523
EQUITY		
Share capital – ordinary shares (note 32)	**8,980**	6,835
– preference shares (note 32)	**3,236**	3,236
Other reserves (note)	**338,741**	367,452
TOTAL EQUITY	**350,957**	377,523

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

Note:

A summary of the Company's other reserves is as follows:

	Share premium account HK$'000 (note 32)	Share-based payment reserve HK$'000	Conversion rights of convertible notes HK$'000 (note 30)	Warrant reserve HK$'000 (note 30)	Capital reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 31 December 2021 and 1 January 2022	362,856	7,687	15,414	15,196	5,854	(263,590)	143,417
Total comprehensive loss for the year	–	–	–	–	–	(84,004)	(84,004)
Issue of ordinary shares	84,833	–	–	–	–	–	84,833
Issue of convertible notes and warrants	–	–	7,769	4,747	–	–	12,516
Issue of ordinary shares upon conversion of convertible notes	35,550	–	(10,177)	–	–	–	25,373
Issue of ordinary shares upon exercise of share options	14,873	(4,747)	–	–	–	–	10,126
Issue of preference shares	175,191	–	–	–	–	–	175,191
At 31 December 2022 and 1 January 2023	**673,303**	**2,940**	**13,006**	**19,943**	**5,854**	**(347,594)**	**367,452**
Total comprehensive loss for the year	**–**	**–**	**–**	**–**	**–**	**(137,547)**	**(137,547)**
Issue of ordinary shares	**41,572**	**–**	**–**	**–**	**–**	**–**	**41,572**
Equity-settled share-based transactions (note 32)	**–**	**16,433**	**–**	**–**	**–**	**–**	**16,433**
Issue of ordinary shares under the share award scheme (note 32)	**4,508**	**(4,609)**	**–**	**–**	**–**	**–**	**(101)**
Issue of ordinary shares upon conversion of convertible notes (note 32(a))	**63,055**	**–**	**(12,123)**	**–**	**–**	**–**	**50,932**
At 31 December 2023	**782,438**	**14,764**	**883**	**19,943**	**5,854**	**(485,141)**	**338,741**

The Company's capital reserve represents the difference between the then share of net assets of EIL acquired over the par value of shares issued by the Company in consideration and in exchange for the entire share capital of EIL.

45. EVENTS AFTER THE REPORTING PERIOD

On 10 January 2024, an indirect wholly-owned subsidiary of the Company, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent to approximately HK$65,936,000).

46. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

47. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the board of directors on 28 March 2024.

FIVE-YEAR FINANCIAL SUMMARY

	Year ended 31 December				
	2023	2022	2021	2020	2019
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue	**291,929**	341,241	391,035	388,852	313,941
Cost of sales	**(195,108)**	(221,279)	(242,690)	(231,834)	(167,582)
Gross profit	**96,821**	119,962	148,345	157,018	146,359
Other income and gains	**12,912**	33,686	72,478	12,335	12,023
Selling and marketing expenses	**(5,194)**	(5,375)	(10,159)	(13,823)	(27,433)
Administrative expenses	**(173,368)**	(155,546)	(187,304)	(156,869)	(142,250)
Impairment on financial and contract assets, net	**(22,278)**	(19,040)	(11,342)	(22,975)	(6,617)
Fair value loss on financial assets at fair value through profit or loss	**(8)**	–	–	–	–
Finance costs	**(23,748)**	(45,409)	(59,710)	(51,565)	(27,419)
Other expenses	**–**	–	(1,726)	(26,485)	(18,393)
Share of results of joint ventures	**–**	–	–	(114)	–
Share of results of associates	**582**	(249)	(356)	(419)	(1,072)
Loss before tax	**(114,281)**	(71,971)	(49,774)	(102,897)	(64,802)
Income tax credit/(expense)	**2,080**	2,321	(1,253)	6,905	(602)
Loss for the year	**(112,201)**	(69,650)	(51,027)	(95,992)	(65,404)
Attributable to:					
Owners of the Company	**(113,168)**	(69,663)	(53,546)	(91,696)	(57,082)
Non-controlling interests	**967**	13	2,519	(4,296)	(8,322)
Other comprehensive income	**(8,726)**	(59,923)	20,854	42,693	(5,442)
Total comprehensive loss for the year	**(120,927)**	(129,573)	(30,173)	(53,299)	(70,846)
Attributable to:					
Owners of the Company	**(121,878)**	(129,741)	(33,088)	(49,174)	(62,742)
Non-controlling interests	**951**	168	2,915	(4,125)	(8,104)
ASSETS AND LIABILITIES					
Non-current assets	**600,844**	659,557	790,417	841,733	868,973
Current assets	**246,499**	235,119	306,488	262,506	282,558
Total assets	**847,343**	894,676	1,096,905	1,104,239	1,151,531
Non-current liabilities	**157,537**	236,640	532,028	618,769	677,386
Current liabilities	**320,168**	288,194	373,865	316,940	252,998
Total liabilities	**477,705**	524,834	905,893	935,709	930,384
Net assets	**369,638**	369,842	191,012	168,530	221,147
Total equity attributable to owners of the Company	**369,687**	380,584	197,306	171,517	220,691

Graphex Group Limited
11/F COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
www.graphexgroup.com

Tel : 852 - 2559 9438 Fax : 852 - 2559 9841
email : info@graphexgroup.com